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Exhibit 99.1

Origin Agritech Limited

US Office: The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309

US Office Telephone: +1 515 657 5755

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Beijing Headquarters: No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206

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Notice of Extraordinary General Meeting of Shareholders

To be held on April 13, 2017

Dear Shareholder:

              NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Origin Agritech Limited (the "Company") will be held on April 13, 2017 at 11:00 a.m., United States Central Time, at our United States office located at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309.

              At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve and authorize a Master Transaction Agreement ("Master Agreement"), dated as of September 26, 2016, by and among Origin Agritech Limited, a company incorporated under the Laws of the British Virgin Islands ("Company"), certain PRC subsidiaries of the Company including Beijing Origin Seed Limited ("Beijing Origin"), Denong Zhengcheng Seed Limited ("Denong"), Changchun Origin Seed Technology Development Limited ("Changchun Origin"), Linze Origin Seed Limited ("Linze Origin"), and the buyer entity, Beijing Shihui Agricultural Development Co., Limited, a company incorporated under the Laws of the PRC ("Shihui"), and the transactions contemplated by the Master Agreement. A copy of the Master Agreement is attached as Annex A to the accompanying proxy statement.

              The Master Agreement provides for the sale by the Company and Beijing Origin to Shihui of Denong, Changchun Origin, Linze Origin and a newly created PRC entity, Zhengzhou Origin, to hold certain assets and the headquarters building of the Company in Beijing, PRC ("Zhengzhou Origin") (the four subsidiaries to be sold are referred to together as the "Origin Subsidiaries"). Together the Origin Subsidiaries represent the commercial seed production and distribution business and assets of the Company operated in the PRC (referred to as the "Business"). The Company will retain its corn breeding and biotech research and development capabilities, which include modern laboratories, extensive field testing networks and off-season winter nursery in Hainan Province, to expand and pursue germplasm and trait licensing opportunities. Through Xinjiang Originbo Seed Limited, Origin also will maintain its "Green Pass" status, allowing it the competitive advantage of introducing new hybrid varieties to the Chinese market through an expedited government approval process. Origin will also retain its start-up operations in the United States.

              The sale of the Business might constitute a sale of more than 50% in value of the total assets of the Company within the meaning of the BVI Business Companies Act of 2004, as amended ("BVI Business Companies Act"), not being made in the usual or regular course of the business carried on by the Company, and thus, pursuant to Section 175 of the BVI Business Companies Act, the shareholders of the Company are being asked to consider and vote upon a proposal to approve the Master Agreement and the transactions contemplated thereunder, including for the sale of the Business. In addition, if there are insufficient votes in favor of the proposal to approve the Master Agreement, the Company will ask you to consider and vote upon a proposal to adjourn the extraordinary general meeting to solicit additional proxies.

              This meeting is being held to consider and, if thought fit, to pass and approve the following resolutions:

              1.           THAT, the Master Agreement and the transactions contemplated thereunder, including the sale of the Business, by the Company to Shihui be and hereby approved and authorized. We refer to this item as the "Proposal to Sell the Business."

              2.           THAT, the extraordinary general meeting, if necessary or appropriate, be adjourned in order to allow the Company to solicit additional proxies if there are insufficient votes received at the time of the extraordinary general meeting to pass the resolution to approve the Proposal to Sell the Business. We refer to this item as the "Proposal to Adjourn the General Meeting".

              3.           THAT, the shareholders ratify the selection by the Audit Committee of the Board of Directors of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017.

              4.           To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

              The foregoing items of business are more fully described in the proxy statement accompanying this Notice of Extraordinary General Meeting of Shareholders. Only shareholders of record at the close of business on February 28, 2017, are entitled to receive notice of, and to vote at, the meeting or any adjournment or adjournments thereof.

              Only registered holders of outstanding ordinary shares of the Company (the "shares") at the close of business on February 28, 2017, or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. On that date, there were 22,873,541 shares of common shares outstanding and entitled to vote.

              The obligations of the Company, Beijing Origin and Shihui to complete the transactions contemplated by the Master Agreement are subject to the satisfaction or waiver of several conditions set forth in the Master Agreement and the accompanying proxy statement, which we encourage you to read it in their entirety.

              The proceeds will be used to repay part of outstanding indebtedness of Beijing Origin and the Origin Subsidiaries that may be assumed by Beijing Origin under the Master Agreement, which total amount of debt currently aggregates approximately RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016, a portion of which is guaranteed by Dr. Han Gengchen, our Chairman of the Board and largest shareholder, to repay other currently outstanding debt of the Company of approximately RMB 120,000,000 (approximately US$17,000,000), to pay the expenses and taxes related to the transaction of about RMB 52,000,000 (approximately US$7,800,000), and to pay any amount due to dissenting shareholders in the transaction. The balance of the net proceeds will be used for general working capital.

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              Shihui was founded by Mr. Han Gengrui, a family member of Dr. Han Gengchen in 2010. Shihui and the Company have had a long standing business relationship. Shihui has provided seed distribution services and IT technological services to the Company since fiscal year 2015. Shihui, in fiscal year 2016 represented approximately 30% of our seed distribution, based on the sales of the buyers that they service. The Company has also provided security for loans made to Shihui by institutional lenders, and provided office space at the Company headquarters, for rent in 2016 of RMB 250,000. The brother and the son of Dr. Han Gengchen are currently the principle shareholders of Shihui and the brother is an officer of Shihui. The board of directors was aware of the interests that Dr. Han and the Company have had with Shihui over the years. Dr. Han participated in the board meeting approving the transactions. Dr. Han also notified the board of directors that he intends to vote his ordinary shares, comprising 4,503,827 shares, representing 19.68% of the outstanding shares in favor of the Proposal to sell the Business and, if necessary or appropriate, the Proposal to Adjourn the General Meeting.

              After careful consideration and upon the unanimous recommendation of the independent special committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company or any member of Shihui, our board of directors recommends that you vote "FOR" the Proposal to Sell the Business, "FOR" the Proposal to Adjourn the General Meeting and "FOR" ratification of the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent auditors for fiscal year 2017.

YOUR VOTE IS IMPORTANT

              A list of the shareholders of the Company will be available at its company offices at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309 during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

              Even if you plan to attend the extraordinary general meeting in person, we request that you sign, date and submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is the time of the meeting, which will be on April 13, 2017, at11:00 A.M., local time, United States Central Time. The proxy card is the "instrument appointing a proxy" as referred to in the Company's articles of association. Voting at the extraordinary general meeting will take place by poll voting, as permitted by and in accordance with the Company's articles of association.

              If your shares are held in "street name" by your bank, broker, or other nominee, your bank, broker, or other nominee will be unable to vote your shares without instructions from you. You should instruct your bank, broker, or other nominee to vote your shares in accordance with the procedures provided by your bank, broker, or other nominee. Submitting a proxy by mailing the enclosed proxy card in a timely manner will ensure your shares are represented at the meeting. Please review the instructions in the accompanying proxy statement and the enclosed proxy card or the information forwarded by your bank, broker, or other nominee regarding the voting of your shares.

              Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your shares in person. Please note, however, that if your shares are held in "street name" by your bank, broker, or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from your bank, broker or other nominee a proxy issued in your name.

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              If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

              When proxies are properly dated, executed and returned by holders of shares, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the shares will be voted "FOR" the Proposal to Sell the Business and, if necessary or appropriate, "FOR" the Proposal to Adjourn the General Meeting, and "FOR" the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP as the fiscal year 2017 independent auditors for the Company, and to vote such holders shares in the proxy holder's discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of shares are included in the determination of the number of shares present and voting for quorum purposes but are not counted as votes for or against a proposal.

              Any member is entitled to dissent from the Proposal to Sell the Business in accordance with Section 179 of the BVI Business Companies Act. If you elect to dissent, you will have the right to seek payment of the fair value of the shares you hold if the sale is completed, but only if you deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the sale of the Business, including a statement that such shareholder proposes to demand payment for his or her shares if the sale is completed, and subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act with respect to the exercise of dissenters rights, a copy of which is attached as Annex D to the accompanying proxy statement. The fair value of your shares as determined under the BVI Business Companies Act could be more than, the same as, or less than the proportionate share of the sale consideration that the Company will receive from the sale of the Business.

              Dissenters' rights are available only to registered holders of shares. If you hold any shares in "street name," you are considered the beneficial owner but not the "registered holder" of such shares. Therefore, if you hold any shares in "street name" and wish to exercise dissenters' rights, you must arrange for such shares to be registered in your name and become a registered holder of shares prior to the extraordinary general meeting of shareholders on April 13, 2017. Thereafter, such registered holders must comply with the procedures and requirements for exercising dissenters' rights with respect to the shares under Section 179 of the BVI Business Companies Act.

              Neither the SEC nor any state securities regulatory agency has approved or disapproved the transactions to be considered at the extraordinary general meeting, passed upon the merits or fairness of the sale of the Business or passed upon the adequacy or accuracy of the disclosure in this notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

              If you have any questions or need assistance voting your shares, please call The Proxy Advisory Group, LLC, the firm assisting us with this proxy solicitation, at 212-616-2180 or toll free at 888-55PROXY (888-557-7699).

Notes about Voting:

              1.           Where two or more persons hold shares jointly each of them may be present in person or by proxy at the meeting and may speak as a member. If only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners. If two or more of the joint owners are present in person or by proxy they must vote as one.

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              2.           A member may be represented at the meeting by a proxy who may speak and vote on behalf of the member. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same. In the case of a proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such proxy on behalf of the corporation without further evidence of the facts.

              3.           A proxy need not be a member (registered shareholder) of the Company.

              4.           The instrument appointing a proxy must be produced at the place appointed for the meeting before the time for holding the meeting. A proxy card and appointment that is not deposited in the manner permitted shall be invalid.

By Order of the Board of Directors,

/S/ William S. Niebur WILLIAM S. NIEBUR President and Chief Executive Officer

Des Moines, Iowa (US Operations Office)
Dated: March 2, 2017

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PROXY STATEMENT

OF

ORIGIN AGRITECH LIMITED

FOR USE AT THE

EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

TO BE HELD APRIL 13, 2017

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 SUMMARY TERM SHEET

              This "Summary Term Sheet," highlights selected information contained in this proxy statement regarding the sale of the Business and may not contain all of the information that may be important to your consideration of the sale transaction. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in "Where You Can Find More Information" beginning on page 82.

              In this proxy statement, the terms "we," "us," "our," "Origin," "Origin Agritech" and the "Company" refer to Origin Agritech Limited and its subsidiaries prior to the sale transaction. All references to "dollars" and "$" in this proxy statement are to U.S. dollars. All references to "RMB" in this proxy statement are to Renminbi, the legal currency of the PRC. Unless otherwise specified, all references to "shares" in this proxy statement are made to outstanding ordinary shares of the Company.

              We are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act.

The Company

              The Company is an agricultural biotechnology company located in the PRC. We specialize in crop seed breeding and genetic improvement and, currently, we are in the business of producing, processing, and distributing agricultural seeds, principally for corn crops, and providing related technical services. The Company is currently organized into two business lines: (i) biotech and seed product development, and (ii) seed production and distribution in the PRC. The biotech and development activities has built a solid capacity for seed breeding technologies, including market-assisted breeding and doubled haploids technologies, which along with its rich germplasm resources, will allow this business to be transformed into a more global seed technology company.

              The Company built the first in-house agricultural biotechnology research center in 2005 in the PRC, and it has been leading the development of biotechnology among crop seed companies in China since then. In 2009, the Company's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over many years of proprietary development and collaboration with leading research institutes, Origin has established a robust seed product and germplasm pipeline, including products with glyphosate tolerance and insect resistance (Bt) traits. We will continue to expand our research capacity after the sale of the Business (as hereinafter defined).

              The Company's current primary products include hybrid varieties of corn, generating approximately 91.36% of our sales in fiscal year 2016. The balance of our seed sales revenues came from rice and canola seeds. These revenues are generated in the PRC, from our seed production and distribution activities. Our revenues from the seed research and development operations were 0.14% of our sales in fiscal year 2016.

              Our seed production and distribution segment produces high-quality, high-yield seeds for the Chinese farmer. We operate a complex system of seed growing, land leasing for seed production, seed sorting and warehousing, inventory maintenance, and direct and indirect seed distribution, and we also provide on an outsource basis enabling technology and services to our seed end-users. This is the business that we plan to sell under the Master Agreement (as defined herein after).

              On the global front, in the first quarter of 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-resistant technologies. In addition, we have also applied for a patent in Brazil for similar biotechnologies. We believe these patents will strengthen further our position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market. We opened an office in 2016, in the United States for the purpose of addressing the market in North America for our seed products.

Objective of the Proposed Sale Transaction

              The objective of the business sale transaction, taken together, is to sell to Beijing Shihui Agricultural Development Co., Limited, a company incorporated under the Laws of the PRC ("Shihui"), the seed production and distribution assets, the Beijing office building and generally the business of commercial seed production and sales now operated in the PRC through Beijing Origin. Origin Agritech will retain the seed breeding and biotech operations located in the PRC, including the businesses of Beijing Origin State Harvest Biotechnology Limited ("Origin Biotechnology"), Henan Origin Cotton Technology Development Limited ("Henan Origin"), and the joint venture company of Xinjiang Originbo Seed Limited ("Xinjiang Origin"). The retained companies cover the biotech research facilities, which include modern laboratories, extensive field testing networks and off-season winter nursery in Hainan Province, so as to be able to expand and pursue germplasm and trait licensing opportunities, and the seed intellectual property assets of the Company. Through the retained ownership of Xinjiang Origin, the Company will maintain its "Green Pass" status, providing it with the competitive advantage of introducing new hybrid varieties to the Chinese market under an expedited government approval process. The Company will also retain the management persons and staff operating the biotech research and plant breeding activities, who will continue to be located in the PRC. Currently, we plan to maintain our headquarters in the PRC, and establish offices in other locations to market our seed products globally.

              The transaction is intended to orient the Company as a multi-national seed development company capitalizing on its biotechnology assets and employee skills in research and development. This will allow the Company to focus on strategic partnerships and licensing opportunities both within China and around the globe. The focus will be threefold: (i) continuing to create, develop and commercialize corn biotech traits and seed products aimed at the China market, (ii) licensing corn seed products developed in China into the global market, and (iii) leveraging consumer demand for non-GM /organic food, generally to be marketed in North America through e-commerce platforms. The Company also will seek opportunities to be a partner in developing innovative seed biotechnology using our China based research and development facilities, which have an established position in developing superior biotech traits, germplasm and other seed products.

              Management believes that the global trait market opportunity covers many markets in addition to that of China and North America. The Company estimates that the China market is approximately US$1 billion. The trait development focus will be end-use Phytase, herbicide tolerance, insect resistance, germplasm and genome editing. Our seed focus in the new markets will be corn varieties and soybeans.

              The proceeds from the transaction, after the designated proceeds uses noted herein of debt repayment, transaction expenses and dissenters' claims, will strengthen the balance sheet and enable the Company to focus on biotechnology trait and seed germplasm research and development and pursue the reoriented business plan.

Shihui

              Shihui, operating currently under the name Beijing Shihui Agricultural Development Co. Ltd., is an internet based agricultural enterprise that provides agricultural products and technology services to farmers, suppliers and agricultural-related enterprises in China. Shihui was established in 2010 by Mr. Han Gengrui, the brother of Dr. Han Gengchen, but only became active in the 2012- 2014 period. The largest shareholders of Shihui are the brother of Dr. Han, Mr. Han Gengrui, who is also the principal executive officer, manager and legal representative of Shihui, and the son of Dr. Han. Prior to 2015, Dr. Han was a significant shareholder of Shihui. Shihui rents office space in the Company headquarters in Beijing from which it operates its business.

              Shihui's principal revenues since 2014 have been from selling Origin seeds and seeds of other brands. A large majority of the revenues of Shihui, however, are derived from the Origin seed products. The seed sales are mostly generated through the Shihui e-commerce platform. Shihui seed sales of Origin seed products accounted for approximately 30% of the seed distribution revenues of the Company in the 2016 fiscal year.

              In 2014, Shihui began to replace the Company's distribution outlets in several of the provinces of the PRC, and prior to the sale of the Business transaction, Shihui had taken over seven of the twelve distribution outlets of the Company. These outlets were located in Hubei, Sichuan, Xuzhou, Shenyang, Zhengzhou, Hunan and Shangdong. The Company currently retains five distribution outlets in Xi'an, Jiangxi, North China, Anhui and Kunming. Shihui has used the Origin name in its marketing, which use currently is not subject to any license agreement.

              Shihui has provided IT management services to the Company since 2015. During fiscal year 2015, the Company acquired information systems of RMB2,000,000 from Shihui. Shihui and the Company have cooperated together in developing the e-commerce platform of Shihui.

              From time to time, the Company has provided guarantees and security for institutional borrowings by Shihui.

Purchase and Sale of Business (page 15-30)

              The Company entered into the Master Transaction Agreement ("Master Agreement") on September 26, 2016, by and among the Company ("Company"), certain PRC subsidiaries of the Company, including Beijing Origin Seed Limited, ("Beijing Origin"), DenongZhengcheng Seed Limited ("Denong"), Changchun Origin Seed Technology Development Limited ("Changchun Origin"), Linze Origin Seed Limited ("Linze Origin"), and the buyer entity, Beijing Shihui Agricultural Development Co., Limited, a company incorporated under the Laws of the PRC ("Shihui"). The Master Agreement provides for the sale by the Company and Beijing Origin to Shihui of Denong, Changchun Origin, Linze Origin and a newly created entity, Zhengzhou Origin, to hold certain assets and the headquarters building of the Company in Beijing, PRC ("Zhengzhou Origin") (together the four subsidiaries to be sold are referred to as the ("Origin Subsidiaries"). Together the Origin Subsidiaries represent the commercial seed production and distribution business and assets of the Company in the PRC (referred to as the "Business").

              Simultaneously with the signing of the Master Agreement, Shihui paid Beijing Origin RMB 10,000,000 (approximately US$1,500,000) as deposit (the "Deposit").

              At the first closing, Shihui will pay to Beijing Origin RMB 200,000,000 (approximately US$30,000,000), for the 98.58% equity ownership interest in Denong, 100% equity ownership interest

Changchun Origin and 100% equity ownership interest in Linze Origin (together the "VIE Subsidiaries"). The first closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by Dr. Han Gengchen, so as to deliver to Shihui 100% of the equity ownership of Changchun Origin. The minority interest of Denong will continue to be held by two third parties and will not be sold to Shihui. At the second closing, Shihui will pay to Beijing Origin RMB 190,000,000 (approximately US$28,500,000) and the Deposit, which has been received in September 2016, will be used to settle for the 100% ownership interest in Zhengzhou Origin, which is formed as part of the Company's reorganization to hold certain designated assets, the Zhengzhou Branch Assets, and the headquarters building located in Beijing, PRC. The total consideration to be paid to Beijing Origin will be RMB 400,000,000 (approximately US$60,000,000).

              Shihui will assume the outstanding liabilities of the VIE Subsidiaries and the Zhengzhou Branch Assets, except for certain outstanding bank loans. The current bank loans aggregating approximately RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016, will be transferred to Beijing Origin, subject to the approval and agreement of the lenders. If the bank loans cannot be transferred because the lenders will not agree, then the purchase price will be reduced for the outstanding amount due, but any guarantees provided by Dr. Han Gengchen will be terminated without liability to Beijing Origin or Dr. Han.

Use of Proceeds from the Sale of the Business (page 35)

              The proceeds from the sale of the Business will be RMB 400,000,000 (approximately US$60,000,000). It is the intention of the Company to pay from the proceeds the bank loans to the Origin Subsidiaries to be assumed by Beijing Origin under the terms of the Master Agreement of approximately RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016, approximately RMB 120,000,000 (approximately US$17,000,000) of other currently outstanding debt of the Company, approximately RMB 52,000,000 (approximately US$7,800,000) in transaction related expenses and transaction taxes, and any claims of dissenting shareholders. The remaining proceeds, estimated to be RMB 128,000,000 (approximately US$20,000,000) will be used for general working capital. The actual amounts of our outstanding debt repaid will depend on our projected capital and cash needs, the terms and amounts of outstanding debt and whether the debt is long or short term. If the bank loans cannot be assumed, the proceeds will be reduced by the portion of the bank loans that are not assumed. The guarantees of Dr. Han Gengchen will be released upon the repayment of the bank loans or if the bank loans cannot be assumed, upon the consummation of the first closing. We do not intend to distribute to our shareholders any of the net proceeds that we receive from the sale of the Business.

Reasons for the Sale of the Business (page 21)

              In recent years seed distribution in China has changed from what it was when the Company was founded in the 1990's and went public in 2005. These changes are impacting the entire seed industry in China, however, as one of the principle companies operating in the China seed market, these changes have, to a degree, had more of an impact on the Company. The changes, although individual in nature, when taken together, have affected the way seed companies need to operate in the future to respond to shifting market and customer demands. The China market has become much more competitive with the entrance of multinationals into the market and the development of more in-country seed companies. Competition has provided wider choice to the end-user. Distribution is less dependent on local representation as end-users and distributors are purchasing seed through on-line means and other channels. Partly from the shift to on-line purchasing, the receipt of orders is now closer to the time of use, this timing shift has required the Company to increase its borrowing to cover production costs, whereas in the past, it partly financed its operations from advances on orders, which were paid many months in advance of delivery. The increased borrowing has added to the cost of operations. Additionally, the ordering closer to the time of use has made it more difficult to estimate needed inventory quantities to fulfill orders, and this has resulted in over production and consequential write downs of inventory. Improved weather conditions recently and greater sophistication among seed growers has also increased seed availability, further having an impact on the ability to establish inventory requirements. An additional issue has been the increase in counterfeiting of seed products, which has resulted in more seeds being available in the market, albeit not as high quality as offered by known producers like the Company, affecting sales and disrupting the market with inferior product.

              The Company has responded to this in many ways. One of the primary ways has been to engage with Shihui to take over more of its distribution channel allowing the Company to reduce the number of centers and the employees in its own distribution channels. Shihui in fiscal year 2016 represented about 30% of the distribution channel for the Company. Shihui also provides technology support for the Company, which includes interface with the end-user. Recognizing the value of the Origin name, Shihui has been allowed to use the Origin relationship and name in its business activities to provide assurance to the Origin seed customer that they are getting the quality product that Origin has provided for years. Over the past several years, in order to maintain margins, the Company has pursued several cost cutting efforts, and partly as a result has reduced its head count, one of the larger costs of the Company. By exiting the seed production and distribution aspects of the overall business, the Company will reduce its costs further, buy eliminating the costs of the seed production and distribution, of the financing inventory, of inventory write offs due to over production and of the difficulty estimating inventory requirements and of the associated product and customer service functions.

              The seed production segment of our business presents the Company more as a seed manufacturer than as a seed research and development entity. It is somewhat uncommon for the manufacturer to have the direct sales relationship with its customers, in this case the retailing distributors and farmers, as the Company has had historically. This less common business structure is particularly unusual in such a fragmented market as that of the China the seed market. It is more common for a manufacturer to use separate companies for its entire distribution. In the seed industry, it is common to have seed research and development separate from the rest of the seed business. The Company took steps several years ago to re-structure to put its seed production and distribution in a separate segment from that if seed research and development. Now the Company is taking the step of selling that segment to focus on the research and development side of the business, which the board of directors and management believe will bring greater corporate value to the shareholders.

              Although the sale of the Business will result in a loss of current revenues, there will be the corresponding reduction in the significant costs and working capital investment associated with the operations and maintenance of a seed production system, distribution channel and end-user interface. The sale proceeds will reduce the debt burden and expense of the Company and will help fund its seed research and development capabilities for the global market approach that the Company intends to take. Focusing on seed development of the out-put traits of Phytase, input traits of herbicide tolerance and insect resistance, and native traits of germplasm and genome editing, the Company believes that it will be able to globalize its business and address markets in North America to take advantage of the Company skills in seed development and the desire for non-GM (genetically modified) / organic food, create unconventional marketing channels via e-commerce in North America, and provide world class products and services through partnerships and licensing. The Company will continue to address the China market with its current seed products, maintain its "green pass" qualification and pursue GM seed development which the Chinese government is increasing finding acceptable as an important development in its need to satisfy food security for its population.

              In reaching its determination to enter into the Master Agreement and approve the sale of the Business, our Board of Directors consulted with our management and our legal and financial advisors and considered a number of factors, including possible alternatives to the offer from Shihui, the sale process and terms, and the opinion of Duff & Phelps LLC.

              The independent Special Committee and the Board of Directors considered many different factors, both positive and negative, and the several potential conflict issues in their deliberations about the sale of the Business. They considered the long term business relationship between Shihui and the Company, the fact that Shihui accounted for a substantial portion of the seed distribution channel for the Company seed products and provided technology services for the Company, the fact that the principle shareholders and an executive of Shihui included the brother and son of Dr. Han Gengchen, and the fact that the transaction required the Company to assume debt of the companies being sold which was guaranteed by Dr. Han Gengchen who will be released by agreement or payment.

              After careful evaluation by our independent, disinterested directors of the potential benefits, negative factors and other material considerations relating to the sale of the Business and the Master Agreement, our independent, disinterested directors unanimously concluded that the sale of the Business and our entering into the Master Agreement are advisable, fair to, and in the best interests of, the Company. The Board of Directors confirmed this decision. Dr. Han, as a director voted in favor of approval of the Master Agreement and related transactions, and he informed the board of directors that he intends to vote the ordinary shares that he holds in the Company in favor of the approval of the Master Agreement at the extraordinary general meeting of the shareholders.

Interests of Certain Persons in the Sale of the Business (page 34)

              In considering the recommendation by the Board of Directors with respect to the Master Agreement, the shareholders should be aware that Dr. Han, a director and one of our significant shareholders, has an interest in the sale of the Business that is different from, or in addition to, the interests of the Company and the shareholders generally.

              Shihui was founded by Mr. Han Gengrui, the brother of Dr. Han Gengchen, who is one of its majority shareholders and is the principal executive officer, manager and legal representative. Dr. Han was a significant shareholder of Shihui until 2015, when he transferred his ownership interest to his son in 2015. Shihui and the Company have had a long standing business relationship. Shihui operates from the Company headquarters building in Beijing. Shihui has provided seed distribution services and IT technological services to the Company since fiscal year 2015. Shihui, in fiscal year 2016 represented approximately 30% of the seed distribution of the Company, and have since 2014 has taken over seven of the Company provincial distribution centers. The Company has also provided security for loans made to Shihui by institutional lenders.

              The proceeds will be used to repay outstanding indebtedness of Beijing Origin and the Origin Subsidiaries to be assumed by Beijing Origin under the Master Agreement, which total amount of debt currently aggregates approximately RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016, a portion of which is guaranteed by Dr. Han Gengchen, our Chairman of the Board and largest shareholder. Additionally, the proceeds will be used to pay other outstanding debt of the Company, transaction expenses and taxes, and any dissenting shareholders the fair value of their shares if they assert and perfect their rights. The balance will be used for general working capital.

              The independent Special Committee and the Board of Directors was informed by Dr. Han Gengchen or was aware from its knowledge of the business of the Company of these potential conflicts and differing interests.

              Each of the directors, including Dr. Han, and the executives of the Company that hold any of our ordinary shares or rights to buy our ordinary shares under outstanding options, will continue to benefit from the transaction as a shareholder of the Company to the same degree as any other shareholder of the Company.

              Each of the current directors and officers of the Company will continue in their respective positions, under the current compensation arrangements, notwithstanding the sale of the Business.

Opinion of Duff & Phelps LLC (page 30)

              On September 25, 2016, Duff & Phelps LLC, or Duff & Phelps, delivered its oral opinion, which opinion was subsequently confirmed in writing by a letter dated September 25, 2016, to our Special Committee of Independent Directors of the Board of Directors to the effect that, as of that date and based upon the assumptions made, matters considered and limits of their review, in each case as set forth in its opinion, the purchase price to be received by Origin from the proposed sale of the Business to Shihui was fair from a financial point of view to Origin.

              The full text of the written opinion of Duff & Phelps, which sets forth the assumptions made, matters considered and limits on the scope of the review undertaken in connection with the opinion is attached as Annex B to this proxy statement. The summary of the Duff & Phelps opinion contained in this proxy statement is qualified by reference to the full text of the opinion, and you are encouraged to carefully read the opinion in its entirety. The Duff & Phelps opinion was delivered to the Special Committee of Independent Directors of the Board of Directors for its use and benefit in its evaluation of the sale of the Business to Shihui, does not address the merits of the underlying decision by either the independent Special Committee or the Board of Directors to sell the Business and does not constitute a recommendation as to how to vote on the Proposal to Sell the Business.

Governmental and Regulatory Approvals (page 37)

              We are not aware of any significant regulatory approvals required to be obtained, or waiting periods to expire, to complete the sale of the Business. To establish Zhengzhou Origin, we will have to obtain the approval of the State Administration for Industry & Commerce of the Peoples' Republic of China, and there will be some regulatory requirements in transferring the assets required under the Master Agreement to Zhengzhou Origin, including the transfer of the current headquarters building in Beijing, PRC. Additionally, there may be filings or notices required under the BVI Business Companies Act associated with the exercise of dissenters' rights.

              Although we are a foreign private issuer and not subject to the proxy rules of the United States Federal securities laws, we are required to provide a disclosure statement describing the proposed sale of the Business transaction to our shareholders under the BVI Business Companies Act, and consequently we are required to file this with same document with the Securities and Exchange Commission of the United States as part of our general disclosure and filing obligations under the United States Federal securities laws.

Nature of Our Business Following the Sale of the Business (page 32)

              Following the sale of the Business, we will continue to be a public company and our remaining business will account for all of our revenues, if any.

              Our continuing business will be our current seed breeding and biotech operations, including the businesses of Origin Biotechnology, Henan Origin and the joint venture company of Xinjiang

Origin. These companies encompass the biotech research facilities, which include modern laboratories, extensive field testing networks and the off-season winter nursery in Hainan Province. Through the retained ownership of Xinjiang Origin, we will maintain our "Green Pass" status, providing Origin with the competitive advantage of introducing new hybrid varieties to the Chinese market under an expedited government approval process. We will also retain the management persons and staff operating the biotech research and plant breeding activities, who will continue to be located in the PRC.

              The management believes that the net proceeds from the sale of the Business will fund the Company to be able to develop and expand on the core strength of the Company, its seed research and seed development capabilities. Focusing on the seed development of the out-put traits of Phytase, input traits of herbicide tolerance and insect resistance, and native traits of germplasm and genome editing, the Company believes that it will be able to globalize its business and address markets in North America taking advantage of the Company skills in seed development and the desire for non-GM / organic food, create unconventional marketing channels via e-commerce in North America, and provide world class products and services through partnerships and licensing. The Company will continue to address the China seed market with its current products, maintain its "green pass" qualification, and pursue GM seed development, which the Chinese government is increasing finding acceptable as an important development in its need to satisfy food security for its population.

              The management intends to focus on three strategic pillars for the future company. These are (i) creating, developing and commercializing corn biotech traits and products in China, (ii) licensing corn seed products developed for China, and (iii) marketing non GM/organics in global markets through e-commerce platforms in North America. The Company has a new executive team in place that believes it can use its experience in the seed industry and its international relationships to leverage the research and development capabilities of the Company to support its global strategy. The sale of the Business will strengthen its balance sheet and provide a pathway to capitalizing on its technological strengths.

Terms of the Master Agreement (page 44)

              In the Master Agreement, we make representations and warranties and have agreed to covenants, and other customary provisions of such agreements commonly used at this time in the PRC business community. You are encouraged to carefully read the Master Agreement in its entirety, a copy of which is attached hereto as Annex A.

Termination and Break Up Fees (page 53)

              Concurrently with the execution and delivery of the Master Agreement, Shihui paid to Company the cash amount of RMB 10,000,000 (approximately US$1,500,000), which is a portion of the purchase price and also of the termination fee in favor of the Company.

              If the Master Agreement is terminated by the Company by reason of a breach of a representation, warranty or covenant by Shihui, then the deposit will be retained by the Company, and Shihui will pay an additional sum of RMB 5,000,000 (approximately US$750,000) to the Company. If the Master Agreement is terminated because (i) the Company accepts a superior offer for the entire company or the assets being sold, (ii) the Board of Directors of the Company recommends that its shareholders approve a different transaction, (iii) the Company breaches its representations, warranties or covenants, or (iv) a competing proposal to that of the Master Agreement is announced and within 12 months the competing proposal is consummated with the Company, then the deposit amount will be returned to Shihui, and the Company will pay to Shihui an additional sum of RMB 10,000,000 (approximately US$1,500,000).

              If the Master Agreement is terminated by mutual agreement of the parties or by reason of the transactions not being completed by June 29, 2017, a governmental authority has acted to prohibit the transactions, or the Company fails to obtain the required shareholder approval, then the parties will terminate the agreement without penalty to any party.

Restrictions on Solicitation of Other Offers (page 49)

              The Master Agreement provides that, from the date of the agreement until the earlier of the closing date or the termination of the agreement, the Company, subject to the exceptions described below, may not (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any competing proposal to purchase the Business or its assets or the Company (collectively a "Competing Proposal"), (ii) enter into or participate in any discussions or negotiations with, or furnish any material non-public information relating to the Company as a whole or any of its subsidiaries to, any third party relating to a Competing Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Shihui the Board of Director recommendation (or recommend a Competing Proposal) (any of the foregoing in this clause (iii), an "Adverse Recommendation Change") or (iv) enter into any agreement in principle, letter of intent, term sheet, Master Agreement, acquisition agreement, option agreement or other similar instrument relating to a Competing Proposal. If, however, we receive an unsolicited written acquisition proposal that our Board of Directors determines in good faith is, or is reasonably likely to result in, a superior acquisition proposal from a third party on or prior to the date on which our shareholders' approval is obtained, and such offer does not arise from a breach of the restrictions on solicitation of other offers, we may furnish information and data concerning our business, properties or assets pursuant to a confidentiality agreement and negotiate and participate in discussions and negotiations concerning an acquisition proposal. Further, on or prior to the date of the meeting of our shareholders to consider and take action upon the Sale of Business Proposal, or any adjournment of such meeting, our Board of Directors may withdraw or modify its recommendation to vote for the Sale of Business Proposal if the Board determines in good faith, after entering into good faith negotiations with Shihui and taking into account any material modifications to the terms and conditions of the Master Agreement proposed in a binding written offer from Shihui, that the failure to take such action would be reasonably likely to constitute a breach by the Board of Directors of its fiduciary duties to our shareholders.

Closing Actions (page 50-51)

              The Master Agreement provides for typical conditions to closing, including the continuance of the businesses of the VIE Subsidiaries prior to their sale, there being no governmental prohibition to the transactions being consummated and having all approvals for the sale transaction, there being no breaches of representations and warranties that have not been waived, and obtaining shareholder approval of the Master Agreement and the transactions contemplated thereby.

              Additionally, prior to consummation of the transaction under the Master Agreement, Origin Agritech and Beijing Origin have committed to undertake a number of deal specific actions. Beijing Origin is obligated to use its reasonable efforts to restructure its operations to form Zhengzhou Origin and transfer the Zhengzhou Branch Assets and the headquarters building of the Company to Zhengzhou Origin and then transfer the shares of Zhengzhou Origin to Shihui. The Company is also required to enter into an agreement to acquire the Changchun Origin shares that it does not currently own. Beijing Origin also must transfer certain identified assets to Linze Origin prior to the sale of that particular VIE Subsidiary at the first closing. Origin Agritech also must obtain the waiver of the rights of first refusal to buy all of Denong currently held by the other two shareholders of Denong. Origin Agritech is committed to holding a meeting of its shareholders to approve the Master Agreement and related transactions and in connection with that meeting to cause the Board of Directors to recommend to the shareholders their approval of the Master Agreement, and the related transactions thereunder.

              The parties to the Master Agreement have committed to the typical mutual agreements such as consulting with one another about public announcements, making governmental and other filings to be able to consummate the transaction, and using their reasonable best efforts to take all necessary actions to achieve the objectives of the transaction.

Dissenters' Rights (page 42)

              Shareholders who dissent from the sale of the Business will have the right to seek payment of the fair value of their shares if the sale is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the sale, including a statement that such shareholder proposes to demand payment for his or her shares if the sale is completed, and subsequently comply with all procedures and requirements of Section 179 of the BVI Business Companies Act regarding the exercise of dissenter rights. The fair value of the shares as determined under the BVI Business Companies Act could be more than, the same as, or less than the proportionate share of the sale consideration received from the sale of the Business.

              Dissenters' rights are available only to registered holders of shares. If you hold any shares in "street name," you are considered the beneficial owner but not the "registered holder" of such shares. Therefore, if you hold any shares in "street name" and wish to exercise dissenters' rights, you must arrange for such shares to be registered in your name and become a registered holder of shares prior to the extraordinary general meeting of shareholders on April 13, 2017. Thereafter, such registered holders must comply with the procedures and requirements for exercising Dissenters' Rights with respect to the shares under Section 179 of the BVI Business Companies Act.

              We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" as well as Annex D to this proxy statement carefully and to consult your BVI legal counsel if you desire to exercise your dissenter rights.

The Sale of Business Proposal – What you are Voting On (Page 38)

              You are being asked to vote to approve the Master Agreement. Once the agreement is approved by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Master Agreement are satisfied or waived in accordance with the terms of the Master Agreement, the Company and Beijing Origin will proceed to sell the Origin Subsidiaries, in two closings. The Company will continue to do its biotech research and relating business under the name "Origin Agritech Limited" following the sale of the Business.

Share Record Date; Shares Entitled to Vote (Page 39)

              You are entitled to vote at the extraordinary general meeting if you have shares registered in your name or beneficially held at the close of business in the British Virgin Islands on February 28, 2017, the share record date for voting at the extraordinary general meeting. As of the record date, there were 22,873,541 shares were issued and outstanding and entitled to vote, held by approximately 4390 beneficial holders (many of which are held through managed accounts) and 25 holders of record.

              If you are the registered holder of shares at the close of business in the British Virgin Islands on the share record date, the deadline for you to lodge your proxy card and vote is April 13, 2017, with the transfer agent, Continental Stock Transfer and Trust Company, at 17 Battery Pl, New York, NY 10004. Alternatively, you can lodge your proxy with the Company at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309 before the commencement of the meeting. Each outstanding share on the share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof.

              Persons holding their shares in "street name" with a broker, bank or other nominee should follow the directions provided by their broker, bank or nominee.

Shareholder Vote Required to Approve the Master Agreement and Other Matters (Page 40)

              The Proposal to Sell the Business, which includes approving the Master Agreement and the related transactions to sell the Business, requires the affirmative vote of shareholders representing a majority of the ordinary shares present in person or by proxy and entitled to vote at the extraordinary general meeting. Similarly, the Proposal to Adjourn the General Meeting, and the proposal for the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP as the fiscal year 2017 independent auditors for the Company requires the affirmative vote of shareholders representing a majority of the ordinary shares present in person or by proxy and entitled to vote at the extraordinary general meeting. All other matters that may be brought before the shareholders must be approved by the affirmative vote of a majority of the votes cast at the extraordinary general meeting. There is only one class of securities of the Company entitled to vote on the matters before the extraordinary general meeting. This means that once quorum of 50% or more of the outstanding ordinary shares are present at the meeting in person or by proxy, only a majority of those at the meeting with the right to vote are needed to approve the three proposals. Abstentions are counted as "votes cast" with respect to the proposals and, therefore have the same effect as a vote against the proposals. Shares deemed present at the Annual Meeting but not entitled to vote, either because of shareholder withholding or broker non-vote, are not deemed "votes cast" with respect to the proposals, and therefore will have no effect on the vote.

              The presence, in person or by proxy, of a majority of the votes entitled to be cast at the extraordinary general meeting will constitute a quorum at the meeting. A proxy submitted by a shareholder may indicate that all or a portion of the shares represented by his or her proxy are not being voted ("shareholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock held in "street name" on a particular matter in the absence of instructions from the beneficial owner of the stock ("broker non-vote"). The shares subject to a proxy which are not being voted on a particular matter because of either shareholder withholding or a broker non-vote will not be considered shares present and entitled to vote on the matter. These shares, however, may be considered present and entitled to vote on other matters and will count for purposes of determining the presence of a quorum, unless the proxy indicates that the shares are not being voted on any matter at the extraordinary general meeting, in which case the shares will not be counted for purposes of determining the presence of a quorum.

              Of the three proposals being presented to the shareholders, only the proposal for the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP qualifies for broker discretionary voting.

              Dr. Han Gengchen, our Chairman of the Board, who holds 4,503,827 ordinary shares, representing 19.68% of our outstanding shares, has indicated that he intends to attend the extraordinary general meeting and vote his shares for the approval of the Proposal to Sell the Business, the Proposal to Adjourn the General Meeting, the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP and directed by the board of directors in the best interests of the Company on all other matters properly brought before the extraordinary general meeting. There is no formal agreement governing the intention to vote as indicated above by Dr. Han.

Voting Information (Page 41)

              Before voting your shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the sale of the Business will affect your investment in the Company. To ensure that your shares can be voted at the extraordinary general meeting, please complete the accompanying proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is April 13, 2017 at 11:00 AM, United States Central Time, the time of the meeting. If your shares are held in "street name" by your bank, broker or other nominee, your bank, broker or other nominee will be unable to vote your shares without instructions from you. You should instruct your bank, broker or other nominee to vote your shares in accordance with the procedures provided by your bank, broker or other nominee.

Voting Recommendations of the Board of Directors (Page 39)

              The independent Special Committee unanimously (a) determined that the sale of the Business, on the terms and subject to the conditions set forth in the Master Agreement and its related agreements, is fair to, and in the best interests of, the Company, and (b) recommended that our Board of Directors approve the Master Agreement and the transactions contemplated by the Master Agreement, including the sale of the Business. Based in part on the unanimous recommendation of the independent Special Committee, our Board of Directors determined that the sale of the Business is fair to, and in the best interests of, the Company, and approved the Master Agreement and the transactions contemplated by the Master Agreement. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MASTER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT FOR THE SALE OF THE BUSINESS.

              The Board of Directors also unanimously recommends that you vote "FOR" the Proposal to Adjourn the General Meeting, if necessary or appropriate, to solicit additional proxies, and "FOR" the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP as the fiscal year 2017 independent auditors for the Company.

              The primary detriments of the sale of the Business to the shareholders include, without limitation, that the Company, and consequently the shareholders, will no longer benefit from the possible increase in the future revenues and growth in the value of the Company or the possible payment of dividends on the shares, if any, from revenues generated from the portions of the Company that is to be sold.

Material U.S. Federal Income Tax Consequences (page 92)

              The sale of the Business should not result in any U.S. federal income tax consequences to shareholders of the Company. If you exercise dissenters' rights, this would be deemed a sale of your shares and you may be subject to income or capital gains tax on the amount you received for your shares. You should consult your own tax advisor for a full understanding of the tax consequences of the exercise of dissenters' rights to you.

Material PRC Income Tax Consequences (Page 92)

              The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the "EIT Law"). If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our shares pursuant to the exercise of dissenters' rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the exercise of dissenters' rights to you, including any PRC tax consequences.

              The transaction will be a capital transaction for the Company, and therefore it will have to pay corporate capital gains tax on the value of the transaction, less the basis of the assets sold. This tax is to be paid by the Company and is not a tax obligation of the shareholders.

Material British Virgin Islands Tax Consequences (Page 92)

              The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the sale of the Business.

Fees and Expenses (Page 36)

              Whether or not the sale of the Business is completed, all costs and expenses incurred in connection with the Master Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except as otherwise provided in the Master Agreement.

 SPECIAL FACTORS

Corporate Structure Before the Sale of the Business

              The Company is a holding company with no operations of its own. The operations of the Company are carried out through its PRC operating companies. The following diagram illustrates the current organizational structure, before the sale of the Business:

(1)
We do not have any ownership interest in Beijing Origin, Henan Origin, Changchun Origin, Denong, Linze Origin and Xinjiang Origin; rather, through State Harvest, we have entered into a series of share consignment agreements for Beijing Origin, Henan Origin and Changchun Origin with their respective shareholders which provides us control of Beijing Origin and its subsidiaries.

              The table below lists each of our group companies, their place of incorporation and the percentage of ownership interest held by the Company:

Name	Place of incorporation (or establishment)/operation	Percentage of ownership prior to transaction

State Harvest Holdings Limited ("State Harvest)	British Virgin Islands	100% owned by Origin
Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest
Beijing Origin	Haidian District, Beijing, PRC	97.96% controlled by State Harvest
Henan Origin	Zhengzhou, Henan Province, PRC	92.04% owned by Beijing Origin
Changchun Origin	Changchun, Jilin Province, PRC	99.83% owned by Beijing Origin
Denong	Chengdu, Sichuan Province, PRC	98.58% owned by Beijing Origin
Linze Origin	Linze, Gansu Province, PRC	100% owned by Beijing Origin
Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin
Origin Agritech USA LLC ("Origin USA")	Iowa, United States of America	100% owned by Origin

Background of the Sale of the Business Transaction

              All dates and times referenced in this "Background of the Sale of the Business Transaction" refer to China Standard Time.

              Our Board of Directors ("Board") and senior management periodically review the Company's long-term strategic plans with the goal of enhancing shareholder value. As part of this process, which continues, the Board and senior management, considers strategic alternatives that may be available to the Company from time to time.

              On May 20, 2016, the Board received a preliminary non-binding proposal letter from Shihui, a company incorporated in the PRC and controlled by Mr. Han Gengrui, the brother of Dr. Han Gengchen, and Everbright Zhengzhou Advanced Industrial Investment Fund Partnership Enterprise ("Everbright"), to acquire several subsidiaries of Beijing Origin, being Denong, Changchun Origin, Linze Origin, and another company to hold certain other assets that relate to the production, distribution and sale of seeds in China.

              Shihui was a known entity to the Board and the Company because of the long standing business relationship under which Shihui was providing distribution and technology services to the Company, the Company had provided security for Shihui borrowings in the past, and Dr. Han Gengchen had been an original shareholder of Shihui before he transferred his ownership interest to his son. In the past several years, Shihui has been responsible for the distribution of a substantial portion of the seed products of the Company, amounting to approximately 30% in fiscal year 2015, and has been providing a substantial part of the technical solutions for the Company.

              On May 27, 2016, the Board convened a meeting by telephone conference and resolved to establish an independent special committee of the Board (the "Special Committee"), consisting of three independent directors, Mr. David W. Bullock, Mr. Min Tang and Mr. Michael Walter Trimble, with Mr. Bullock as its chairman. The Special Committee was charged to (A) consider and evaluate Shihui's proposal and determine whether it was in the best interest of the Company and would provide value to the shareholders within the context of the overall Company and its direction to become a global seed provider, (B) negotiate on behalf of the Board the terms of the transactions contemplated by the proposal put forward by Shihui, and (C) consider other alternative proposals or competing offers and make recommendations to the Board.

              The Special Committee contacted Duff & Phelps, LLC and Duff & Phelps Securities, LLC (collectively, "Duff & Phelps") on June 22, 2016, to engage that firm as its independent financial advisor. The Special Committee also retained Davis Polk & Wardwell ("Davis Polk"), through its office located in Beijing, China, on June 27, 2016, as its legal counsel to advise the Special Committee and the Board concerning the transaction and help in the negotiation of any agreements which may be proposed to effect the sale of the Business, and confirmed the retention of Maples and Calder (Hong Kong) LLP ("Maples") for the matter, as its British Virgin Islands legal counsel, to advise the Special Committee and the Board on matters of the law of the British Virgin Islands as it related to the proposal of Shihui.

              During early and mid-June 2016, the Special Committee consulted with Duff & Phelps and separately consulted with Davis Polk, about the proposal made by Shihui. They then instructed Duff & Phelps to contact Shihui to respond to the acquisition offer. These communications were by telephone conference.

              On June 25, 2016, Duff & Phelps, on behalf of the Special Committee, responded to Shihui indicating that the Special Committee was interested in the Shihui proposal, and it was in the process of evaluating it from an economic point of view and whether or not the offer and potential sale fit into the overall strategic plans of the Company.

              The Special Committee, on July 7, 2016, instructed Duff & Phelps to conduct a market check to identify and to contact potential third parties, other than Shihui, that may be interested in an acquisition of the Company's commercial seed production and distribution assets and business in the PRC. At the direction of the Special Committee, Duff & Phelps commenced the market check process on July 7, 2016, by contacting 28 parties, including 11 strategic parties and 17 financial sponsors, to solicit interest in a possible alternative transaction to that of the Shihui proposal.

              On July 7, 2016, Duff & Phelps received an email from representatives of Party A indicating their interest in a potential transaction involving the Company. On the same date, Duff & Phelps had a telephone call with representatives of Party A and provided a general introduction to the proposed transaction.

              On July 11, 2016, Duff & Phelps received an email from representatives of Party B expressing Party B's interest in a potential transaction involving the Company. On the same date, Party B, Duff & Phelps and Davis Polk had a teleconference call, during which representatives of Party B re-expressed their interest and stated that Party B would further evaluate the opportunity. On July 14, 2016, Duff & Phelps sent a written teaser and draft confidentiality agreement to Party B.

              On July 14, 2016, Duff & Phelps received an email from representatives of Party C stating that Party C was interested in a transaction with the Company, but Party C indicated that it wanted to join the buyer group of Shihui. Duff & Phelps sent the written teaser to Party C on the same date. Party C eventually turned down the opportunity on July 18, 2016.

              On July 16, 2016, the Board received a written updated non-binding proposal letter from Shihui to acquire the three VIE Subsidiaries and certain other assets of the Company (collectively, the "Target Assets"), including 100% equity interest in Linze Origin, 100% equity interest in Changchun Origin, 98.58% equity interest in Denong, the Linze branch and Zhengzhou branch of Beijing Origin, and the office building in Beijing owned by Beijing Origin (the "Proposed Transaction"). Shihui offered a total purchase price of RMB 330,000,000 for the assets included in the Proposed Transaction and proposed a deal structure, payment schedule and certain other transaction parameters in the revised proposal letter. Shihui also indicated in the letter that Everbright Bank and certain other investors would provide equity financing to Shihui to permit it to complete the Proposed Transaction.

              On July 19, 2016, Duff & Phelps had a teleconference call with representatives from Party B. Party B asked about the scope of the proposed asset sale and the expected timeline. Duff & Phelps described the assets and the approximate revenues the assets had been generating each year and provided the then current deal timeline. Party B indicated that they would need to have more information with a detailed breakdown of the assets and businesses to be sold in order to make the decision of whether to further proceed with the negotiation.

              On July 22, 2016, the Special Committee convened a meeting, by telephone conference call, at which representatives of Duff & Phelps, Davis Polk and Maples were in attendance. Davis Polk provided the Special Committee with an overview of the customary roles and obligations of the Special Committee with respect to its evaluation of the Proposed Transaction and any strategic alternatives. Maples described to the Special Committee the fiduciary duties that the Special Committee has under the British Virgin Islands law. Duff & Phelps reported that the updated proposal from Shihui and the status of the market check process to the Special Committee. The Special Committee discussed Shihui's updated proposal and asked Duff & Phelps to further discuss with Shihui and clarify certain points in Shihui's proposal, in particular the purchase price and the assumptions underlying it, the tax implications of the transaction structure, and the payment schedule.

              On July 26, 2016, Party B entered into a confidentiality agreement with the Company and received information regarding the Company from Duff & Phelps. Between July 26, 2016 and August 19, 2016, Party B made several additional information requests and Duff & Phelps coordinated with certain management members of the Company to engage in discussions with Party B and answer Party B's questions.

              On August 4, 2016, Duff & Phelps received an email from representatives of Party D indicating their interest in additional information regarding Origin Agritech. On August 8, 2016 Duff & Phelps had a telephone call with Party D, and Davis Polk circulated a draft confidentiality agreement to Party D. Party D and Davis Polk engaged in a few rounds of negotiation of the confidentiality agreement. Party D eventually did not respond to Davis Polk and Duff & Phelps' follow-up emails.

              On August 8, 2016, Davis Polk circulated a draft Master Transaction Agreement to Guantao Law Firm, legal advisor of Shihui ("Guantao").

              On August 15, 2016, Guantao sent an email to Davis Polk outlining initial responses from Shihui regarding the draft Master Transaction Agreement. Davis Polk called Guantao and clarified certain issues in the Master Transaction Agreement that had been questioned by Guantao.

              On August 19, 2016, Duff & Phelps had a call with Shihui, during which Shihui indicated that it might be willing to raise its offer price subject to further due diligence. Duff & Phelps urged Shihui to formally submit its revised offer price.

              On August 23, 2016, Guantao circulated a revised draft of the Master Transaction Agreement to Davis Polk.

              On August 25, 2016, Party B sent an email to Duff & Phelps stating that they had decided not to participate in the current opportunity with respect to the Company.

              On August 25, 2016, Duff & Phelps concluded the market check and delivered an oral report to the Special Committee in a telephone conference call, which indicated that, among the 28 parties Duff & Phelps had contacted, 19 parties had responded that they were not interested (including Party A, Party B and Party C, which had initially expressed an interest but later decided not to proceed), and 9 parties had not responded after multiple follow-ups by Duff & Phelps (including Party D, which had initially expressed an interest but then failed to respond). The Company did not receive any alternative transaction proposal during the period of market check from any of the parties contacted by Duff & Phelps and, as of the date of this proxy statement, the Company has not received any alternative transaction proposal from any third party.

              On September 1, 2016, Guantao circulated to Davis Polk a draft of the form of VIE Subsidiary Purchase Agreement, which would be an exhibit to the Master Agreement, and transfer the ownership interest of the subsidiary to Shihui at the closing.

              On September 6, 2016, Davis Polk circulated a revised form of VIE Subsidiary Purchase Agreement to Guantao.

              On September 8, 2016, Guantao circulated further revised drafts of the Master Agreement and form of VIE Subsidiary Purchase Agreement. The Master Agreement, in this draft, provided for a change in the aggregate purchase price, for a total purchase price of RMB 400,000,000.

              On September 9, 2016, the Special Committee held a meeting with Duff & Phelps and Davis Polk by telephone conference. Davis Polk described the key terms of the updated Master Agreement and VIE Subsidiary Purchase Agreements to the Special Committee and received instructions from the Special Committee regarding certain terms of the transaction documents. Duff & Phelps delivered a preliminary valuation analysis to the Special Committee. Subsequently via email correspondence, the Special Committee asked certain questions with respect to the valuation analysis and Duff & Phelps addressed those questions.

              Between September 8, 2016 and September 21, 2016, Davis Polk and Guantao exchanged several emails and telephone calls to discuss the outstanding issues between the Special Committee and Shihui in connection with the Master Agreement and the VIE Subsidiary Purchase Agreements.

              On September 21, 2016, the Special Committee held a meeting by telephone conference call at which Duff & Phelps and Davis Polk provided updates on the negotiations with Shihui and its advisors and the latest terms of the Master Agreement and VIE Subsidiary Purchase Agreements. After the meeting, Duff & Phelps and Davis Polk had a teleconference call with Shihui and its financial and legal advisors to discuss the purchase price, payment schedule, termination fees and certain other terms of the Master Agreement and VIE Subsidiary Purchase Agreements.

              Between September 21, 2016 and September 25, 2016, the Special Committee and its advisors had multiple discussions via emails and teleconference calls regarding certain terms of the Master Agreement and VIE Subsidiary Purchase Agreements. Davis Polk and Guantao exchanged more drafts of the Master Agreement and VIE Subsidiary Purchase Agreements during this period to reflect the discussions and in furtherance of the negotiations.

              On September 25, 2016, the Special Committee convened a meeting by telephone conference, at which representatives of Duff & Phelps and Davis Polk were in attendance. Davis Polk reviewed with the Special Committee the material terms and conditions of the Master Agreement and VIE Subsidiary Purchase Agreements. In particular, they went over the covenants of the Company to reorganize certain of its assets so as to be able to complete the transaction, the continuing conduct of the Business, the process for shareholder approval, the non-solicitation provisions concerning competing transactions, the closing conditions and procedures and the termination provisions. Duff & Phelps then presented to the Special Committee its financial analyses with respect to the transaction and delivered its oral opinion, which was subsequently confirmed in writing, to the effect that as of September 25, 2016, the consideration to be received by the Company in connection with the transaction to sell the Business was fair to the Company from a financial point of view. After considering the proposed terms of the Master Agreement and VIE Subsidiary Purchase Agreements, the financial presentation of Duff & Phelps and various discussions with Duff & Phelps, Davis Polk and Maples over the course of the transaction negotiations, including the receipt of Duff & Phelps' opinion, the Special Committee unanimously determined that the Master Agreement, the VIE Subsidiary Purchase Agreements and the transactions contemplated thereby were fair to and in the best interests of the Company, and recommended that the Board authorize and approve the Master Agreement, the VIE Subsidiary Purchase Agreements and the transactions contemplated thereby.

              On September 26, 2016, the Board convened a meeting via teleconference call, with Davis Polk and Maples in attendance. The Board reviewed the forms of Master Agreement, the VIE Subsidiary Purchase Agreements and the related documentation with the advisers. The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (A) determined that it was in the best interests of the Company to enter into the Master Agreement and the VIE Subsidiary Purchase Agreements and to consummate the transactions contemplated thereby, (B) authorized and approved the execution, delivery and performance by the Company of the Master Agreement, the VIE Subsidiary Purchase Agreements and the consummation of the transactions contemplated thereby, and (C) resolved to recommend that the shareholders of the Company authorize and approve the Master Agreement, which include the VIE Subsidiary Purchase Agreements and the sale of additional enumerated assets and the consummation of the transactions contemplated thereby and directed that the Master Agreement be submitted to a vote of the shareholders of Origin Agritech for authorization and approval.

              Subsequently, also on September 26, 2016, Shihui, Origin Agritech, Beijing Origin, Denong, Changchun Origin and Linze Origin executed the Master Agreement and the ancillary agreements to the Master Agreement, including the VIE Subsidiary Purchase Agreements, which were delivered to Shihui, and Shihui returned a copy of the same agreements to the Company.

              The Company issued a press release about the entry into the Master Agreement on September 27, 2016, and filed a current report on Form 6-K with the United States Securities and Exchange Commission which described the basics of the Master Agreement and the reasons for the transaction, and included in that filing copies of the press release and the Master Agreement.

              During October and November 2016, the management of the Company was contacted by a shareholder in writing and telephone on several occasions who raised questions of whether or not the

Special Committee and the Board of Directors were aware of the various potential conflicts of interest and possible different interests that Dr. Han Gengchen may have in the transaction to sell the Business. Notwithstanding that the Special Committee and the Board of Directors were aware of many of the important issues raised by the shareholder, the Board of Directors determined on December 2, 2016 to engage an investigative firm to review the data provided by the shareholder. The Board of Directors received the preliminary report from the investigative firm on the various matters raised by the shareholder on December 24, 2016. The investigation covered the relationships between the Company and its subsidiaries and their directors, officers and employees and Shihui. The investigative firm performed public record searches and conducted interviews of various persons. The report verified many of the facts that the shareholder presented to management. On February 9, 2017, the Special Committee had a telephonic meeting to review the final investigative report. At the meeting the Special Committee determined that there was no significant information in the final report that would affect their evaluation of the sale of the Business, and the Special Committee affirmed that the sale of the Business should continue to be approved as previously determined on September 25, 2016. Because there was no change in its September 25, 2016, determination and recommendation to the Board, it was determined that there was no need for a further referral to the Board on the matter.

Reasons for the Sale of the Business and Recommendation of the Independent Special Committee and Our Board

              The independent Special Committee and the Board believe that the sale of the Business is in the best interest of the Company so as to be able to focus on its core strengths of the research and development operations and pursue as actively as possible the commercialization of the seed products resulting from the research activities and pursue germplasm and trait licensing on a global basis. The sale of the Business has been structured to sell only the seed production and distribution business and related assets while retaining the seed breeding and biotech research and development capabilities of the Company. The retained assets include modern laboratories, extensive field testing networks and the off-season winter nursery in Hainan Province and its "Green Pass" status within the PRC, allowing it the competitive advantage of introducing new hybrid varieties to the Chinese market through an expedited government approval process. The Company also will retain its start-up operations in the United States.

              In recent years seed distribution in China has changed from what it was when the Company was founded in the 1990's and went public in 2005. These changes are impacting the entire seed industry in China, however, as one of the principle companies operating in the China seed market, these changes have, to a degree, had more of an impact on the Company. The changes, although individual in nature, when taken together, have affected the way seed companies need to operate in the future to respond to shifting market and customer demands. The China market has become much more competitive with the entrance of multinationals into the market and the development of more in-country seed companies. Competition has provided wider choice to the end-user. Distribution is less dependent on local representation as end-users and distributors are purchasing seed through on-line means and other channels. Partly from the shift to on-line purchasing, the receipt of orders is now closer to the time of use, this timing shift has required the Company to increase its borrowing to cover production costs, whereas in the past, it partly financed its operations from advances on orders, which were paid many months in advance of delivery. The increased borrowing has added to the cost of operations. Additionally, the ordering closer to the time of use has made it more difficult to estimate needed inventory quantities to fulfill orders, and this has resulted in over production and consequential write downs of inventory. Improved weather conditions recently and greater sophistication among seed growers has also increased seed availability, further having an impact on the ability to establish inventory requirements. An additional issue has been the increase in counterfeiting of seed products, which has resulted in more seeds being available in the market, albeit not as high quality as offered by known producers like the Company, affecting sales and disrupting the market with inferior product.

              Overall, the production and distribution of seeds is a costly business, requiring a substantial staff, managing growing areas and the related leases, monitoring the actual seed production, gathering the seed once produced, inspecting and sorting the seed to meet quality standards, storing the seed and then shipping it to distributors and users. The growing of seed crops is subject to the usual risk conditions of farming. One of the difficulties in the business of seed production is arriving at the correct estimates of the seed quantity needs for each new growing season and meeting those estimates. In several of the past years, as is typical of the industry, we have over produced our seed inventory and have had to take a loss as the older seed had to be sold for feed or other purposes at a reduced cost or destroyed. In the environment of rising costs and wages in the PRC, the Company has felt increasing pressure on its margins from these changes in the economy. As a result, the Company has had to become more and more efficient, reduce staff and cut costs so as to try to maintain margins.

              We experience several aspects of seasonality in our operations and revenues. The sales season of corn and rice seeds lasts from October to June; the sales season of canola seeds lasts from July to September. Historically, in the third to fourth quarters of our fiscal year, we face costs that are in excess of our cash flow sources. The advance payments we make to our seed producing farmers typically exceeds the amount of deposits we receive from our customers, the seed distributors and end users. The exact timing of these deposit payments is dependent on the Chinese lunar calendar, which varies from one calendar year to the next. Another aspect of the business has been the shift to end-users making their purchase decision closer to the time of use, reducing the amount of advances received by the Company, which previously helped it fund operations. To mitigate the impact on our cash flow, we customarily have relied upon short term bridge loans to cover our expenses pending receipt of the cash payments from farmers at the time of their seed purchases. This financing has become a greater cost in our operations over time.

              The Company has devoted many years and a substantial amount of its resources during that period to develop its seed research capabilities and achieving GM seeds that are of a quality that can be commercially deployed. We believe, as a result, that we are one of a few leading, technology-focused crop seed company operating in China today. We have sought to broaden our usage and penetration of the latest plant breeding techniques, modern biotechnology, and innovative information and research management to develop and deliver high-yield seeds to our customers. Our goal has been and continues to be to lead the industry by providing farmers with unique enabling technology and services, producing and protecting higher crop yields. Our activities include the specialization in the research and development, production, and sales and marketing of crop seeds (corn, rice, and canola) throughout the PRC and increasingly globally.

              During the last several years, we have continued to develop our plant genetic engineering technology platforms, including transforming herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits into corn inbred lines. We have made significant strides in developing our exclusive herbicide tolerance, insect resistance and phytase products. In November 2009, our genetically modified phytase corn received the Bio-Safety Certificate from PRC's Ministry of Agriculture. This was the world's first genetically modified phytase corn and also the first genetically modified corn seed product in China. The certificate was renewed by the Ministry of Agriculture in January 2015. We are also actively pursuing the approval of other GM seed products in China including glyphosate resistant corn and bacillus thuringiensis, or BT, corn.

              We seek to utilize modern biotechnology more effectively and plan to use China's emerging technology base to expand globally. We enter into cooperative agreements with publicly funded research institutes in China. In exchange for providing funding to these institutes, we receive rights, which are frequently exclusive rights, to market any seeds developed by these institutes. We believe that these cooperative agreements allow us to access new products without expending substantial costs for our own research and development.

              On the global front, in the first quarter of 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-resistant technologies. In addition, we have also applied for a patent in Brazil for similar biotechnologies. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

              Our management, including the Board, believes that our future should be focused on our research and seed development strengths, which have been nurtured for many years. This is in contrast with our seed production and distribution business which has not developed as much as had been planned and anticipated a decade ago around the time we became a public company. Therefore, we have decided that it is a prudent business decision to exit our seed production and distribution business and realize upon the value of the assets and business through the sale of the Business to Shihui at RMB 400,000,000 (approximately US$60,000,000) in favor of our research and seed development operations. The net proceeds from this sale will help us to fund our continued focus on the seed research and development and address markets for high quality seed products with unique characteristics.

              The seed production segment of our business presents the Company more as a seed manufacturer than as a seed research and development entity. It is somewhat uncommon for the manufacturer to have the direct sales relationship with its customers, in this case the retailing distributors and farmers, as the Company has had historically. This less common business structure is particularly unusual in such a fragmented market as that of the China the seed market. It is more common for a manufacturer to use separate companies for its entire distribution. In the seed industry, it is common to have seed research and development separate from the rest of the seed business. The Company took steps several years ago to re-structure to put its seed production and distribution in a separate segment from that if seed research and development. Now the Company is taking the step of selling that segment to focus on the research and development side of the business, which the board of directors and management believe will bring greater corporate value to the shareholders.

              Although the sale of the Business will result in a loss of current revenues, there will be the corresponding reduction in the significant costs and working capital investment associated with the operations and maintenance of a seed production system, distribution channel and end-user interface. The sale proceeds will reduce the debt burden and expense of the Company and will help fund its seed research and development capabilities for the global market approach that the Company intends to take. Focusing on seed development of the out-put traits of Phytase, input traits of herbicide tolerance and insect resistance, and native traits of germplasm and genome editing, the Company believes that it will be able to globalize its business and address markets in North America to take advantage of the Company skills in seed development and the desire for non-GM (genetically modified) / organic food, create unconventional marketing channels via e-commerce in North America, and provide world class products and services through partnerships and licensing. The Company will continue to address the China market with its current seed products, maintain its "green pass" qualification and pursue GM seed development which the Chinese government is increasing finding acceptable as an important development in its need to satisfy food security for its population.

              Based on the foregoing considerations, the independent Special Committee and the Board concluded that it is more beneficial to the Company to undertake the proposed sale of the Business.

              Our Board, acting upon the unanimous recommendation of the independent Special Committee, which acted with the advice and assistance of our management, and its financial and legal advisors, evaluated the sale of the Business, including the terms and conditions of the Master Agreement.

              The independent Special Committee unanimously recommended that the Board adopt resolutions that:

      •
      determine that the sale of the Business, on the terms and subject to the conditions set forth in the Master Agreement, the VIE Subsidiary Purchase Agreements and the transactions contemplated thereby is fair to, and in the best interests of, the Company, and declare it advisable to enter into the transaction and those agreements;

      •
      approve the execution, delivery and performance by the Company of the Master Agreement, the VIE Subsidiary Purchase Agreements and the transactions contemplated thereby; and

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      recommend the approval of the Master Agreement by the holders of the ordinary shares.

              Our board of directors unanimously approved the resolutions recommended by the independent Special Committee.

              In the course of reaching their respective determinations, the independent Special Committee and our Board considered the following substantive factors and potential benefits to the Company from the sale of the Business, each of which the independent Special Committee and our Board believed supported their respective decisions, but which are not listed in any relative order of importance:

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      our Board's knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the sale of the Business will be favorable to the Company over other alternatives reasonably available to the Company at this time;

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      the PRC economic conditions and the potential effects of a rising standard of living in the PRC which are increasing our costs;

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      the global opportunities for scientifically bred and GM seeds makes the shift in our business focus opportune at this time;

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      estimated forecasts of our future financial performance in the seed production and distribution sector prepared by our management, together with our management's view of our financial condition, results of operations, business, prospects and competitive position;

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      the ability of Shihui to consummate the sale of the Business, assuming the availability of its required financing and the fact that it is working with Everbright;

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      the belief of the independent Special Committee that the terms of the Master Agreement and the related agreements, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

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      the all-cash consideration, which will allow our continuing business to be financed for the nearer term and to repay certain of our outstanding institutional debt to improve our overall financial condition;

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      our ability, subject to compliance with the terms and conditions of the Master Agreement, to terminate the agreement prior to the consummation of the contemplated transactions in order to enter into an alternative transaction proposed by a third party that is a "superior proposal" (as defined in the Master Agreement);

      •
      our ability, under certain circumstances, to change, withhold, withdraw, qualify or modify our recommendation that our shareholders vote to approve the sale of the Business and the Master Agreement;

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      the financial analysis reviewed and discussed with the independent Special Committee by representatives of Duff & Phelps, as well as the oral opinion of Duff & Phelps rendered to the independent Special Committee on September 25, 2016 (which was subsequently confirmed in writing by delivery of the written opinion of Duff & Phelps dated September 25, 2016) with respect to the fairness, from a financial point of view, of the contract consideration to be received by the Company, as of September 25, 2016, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion; and

      •
      the independent Special Committee's belief that it was unlikely that any transaction with a third party could be completed at this time based on the market check process conducted by Duff & Phelps.

              In addition, the independent Special Committee and our Board believed that sufficient procedural safeguards were and are present to ensure that the sale of the Business is procedurally fair and to permit the independent Special Committee and our Board to represent effectively the interests of the Company and the shareholders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

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      the consideration and negotiation of the Master Agreement was conducted entirely under the control and supervision of the independent Special Committee, which consists of three (3) independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the independent Special Committee's authority;

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      the knowledge of the members of the independent Special Committee and the Board that (a) an executive officer and the principle shareholders of Shihui are the brother and son of Dr. Han Gengchen, and (b) Dr. Han will have the guarantee of RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016, released either by repayment by the Company of any assumed debt of the Origin Subsidiaries out of the proceeds from the sale of the Business or by release if the debt is not repaid as provided in the Master Agreement;

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      the fact that Dr. Han Gengchen informed the independent Special Committee and the Board of his potential conflicts in connection with the approval of the Master Agreement and related transactions and the fact that his shareholding would not be determinative of the outcome of any shareholder vote on the transaction;

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      in considering the transaction with Shihui, the independent Special Committee acted solely to represent the interests of the Company and therefore the shareholders overall interest, and the independent Special Committee had independent control of the negotiations with Shihui and its legal and financial advisor on behalf of such unaffiliated shareholders;

      •
      all of the directors serving on the independent Special Committee during the entire process were and are independent directors and free from any affiliation with Shihui. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such directors has any financial interest in the sale of the Business that is different from that of the shareholders other than the members' receipt of board and independent Special Committee compensation (which are not contingent upon the completion of the sale of the Business or the independent Special Committee's or Board's recommendation to approve the Master Agreement for the sale of the Business) and their standard indemnification and liability insurance rights under the constituent corporate documents;

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      the independent Special Committee was assisted in negotiations with Shihui and in its evaluation of the sale of the Business by Duff & Phelps, Davis Polk, and Maples, its financial advisor, its transaction legal advisor and British Virgin Islands legal advisor, respectively;

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      the independent Special Committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from Shihui and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our Board for approval unless the independent Special Committee had recommended such action to our Board;

      •
      the independent Special Committee had the authority to reject the terms of any strategic transaction, including the offer from Shihui;

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      the independent Special Committee held regular telephonic meetings to consider and review the terms of the sale of the Business and the Master Agreement;

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      the recognition by the independent Special Committee and the Board that it had no obligation to recommend the approval of the sale of Business proposal from Shihui or any other transaction;

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      the recognition by the independent Special Committee and the Board that, under the terms of the Master Agreement, it has the ability to provide information to or participate in discussions or negotiations with persons making unsolicited acquisition proposals until the date our shareholders vote upon and approve the Master Agreement;

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      The availability of dissenters rights to shareholders who object to the sale of the Business;

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      the ability of the Company to terminate the Master Agreement prior to the receipt of shareholder approval in order to enter into an acquisition agreement relating to a "superior proposal" subject to compliance with the terms and conditions of the Master Agreement; and

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      the recognition that the approval of the Master Agreement requires the approval of holders representing a majority of the Company's ordinary shares present in person or by proxy and entitled to vote at the extraordinary general meeting.

              The independent Special Committee and Board also considered a variety of potentially negative factors discussed below concerning the Master Agreement and the sale of the Business, which are not listed in any relative order of importance:

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      the fact that approval of the Master Agreement is subject to the approval of holders of a majority of the Company's ordinary shares, which may result in a non-approval outcome;

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      the fact that the Company's shareholders who cannot or do not exercise their dissenter rights will only be able to obtain the value of their shares through a market sale, which market may not be an active market at the time they choose to sell their shares;

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      the possibility that Shihui could sell part or all of the Business following the completion of the sale of the Business to one or more purchasers at a valuation higher than that being paid under the Master Agreement;

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      the fact that one of the principal officers and a shareholder of Shihui is Mr. Han Gengrui, the brother of Dr. Han Gengchen, and another shareholder of Shihui is the son of Dr. Han Gengchen which may cast over the transaction the appearance of a conflict of interest, despite the full disclosure of the potential conflicts of interest to the independent Special Committee and the Board;

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      the restrictions on the conduct of the Company's business prior to the completion of the sale of the Business, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the sale of the Business;

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      the risks and costs to the Company if the sale of the Business does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

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      the Company will be required to, under certain circumstances, return the deposit of RMB 10,000,000 (approximately US$1,500,000) to Shihui and pay an additional RMB 10,000,000 to Shihui, in connection with the termination of the Master Agreement;

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      the possibility that the sale of the Business might not be completed and the negative impact of a public announcement of the sale of the Business on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel as well as the impact it may have on our customers for our seeds;

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      the potential of having to pay a portion of the proceeds to satisfy dissenters' rights;

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      the taxability of an all cash transaction to the Company under the laws of the PRC; and

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      the possibility that Shihui may be unable or unwilling to complete the sale of the Business transaction, including if Shihui does not obtain the financing necessary to pay the purchase price.

              The foregoing discussion of information and factors considered by the independent Special Committee and our Board is not intended to be exhaustive, but includes a number of the factors considered by the independent Special Committee and our Board. In view of the wide variety of factors considered, neither the independent Special Committee nor our Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the independent Special Committee and our Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The independent Special Committee recommended that our Board approve, and our Board approved, the Master Agreement and the transaction contemplated thereby based upon the totality of the information presented to and considered by it.

              In reaching its conclusion about the fairness to the Company of the sale of the Business and its decision to recommend the approval of the Master Agreement and the transactions contemplated thereby, the independent Special Committee considered the financial analysis presented by Duff & Phelps. The analysis is summarized below under the caption "Special Factors – Opinion of Duff & Phelps, the Independent Committee's Financial Advisor. The independent Special Committee expressly adopted the analysis and the opinion of Duff & Phelps, among other factors, in reaching its determination as to the fairness of the consideration to the Company from the transaction contemplated by the Master Agreement.

              Neither the independent Special Committee nor our Board considered the liquidation value of Company's assets because each of the business segments of the Company is considered to be a viable going concern where value is derived from revenues generated from its continuing operations. In addition, the independent Special Committee and the Board believe that the value of the Company's assets that might be realized in a liquidation scenario would be significantly less than its going concern value.

              The independent Special Committee and the Board did not consider the sale of the Company as a whole, because they believe that there is unique opportunity value in pursuing the business of seed research and development to address markets in China and in selected jurisdictions throughout the world, marketing its non-GM and organic seeds, pursuing new distribution means through e-commerce, maintaining its seed development assets in China, and seeking partnership and licensing opportunities.

              Neither the independent Special Committee nor our Board considered firm offers made by any unaffiliated person, other than as described in this proxy statement, because the Company was and is not currently aware of any firm offers made by any other persons during the year prior to the date of the Master Agreement for (i) the merger or consolidation of the Company with another company, or vice versa, (ii) the sale or transfer of all or any substantial part of the Company's assets, or (iii) a purchase of the Company's securities that would enable such person to exercise control of the Company.

              In addition, the independent Special Committee and our Board did not consider the purchase prices paid for the Company's shares in the past two years, as the prices were in accordance with the prevailing trading prices of the shares at the time of their purchases, but may not have been reflective of the current value or the prospects of the Company, especially the progress made in the research and production of GM properties for its seed products.

              In reaching its determination that the Master Agreement and the transactions contemplated thereby are in the best interests of the Company and its decision to approve the Master Agreement and recommend the approval of the Master Agreement by our shareholders, our Board considered the analysis and recommendation of the independent Special Committee and the factors examined by the independent Special Committee as described above under this section and adopted such recommendations and analysis. For the foregoing reasons, our Board believes that the Master Agreement and the transactions contemplated thereby are substantively and procedurally fair to our shareholders.

              Except as set forth in this Proxy Statement, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

Certain Financial Projections

              The Company's management does not, as a matter of course, make available to the public future financial projections. However, in connection with their financial analysis of the sale of the Business, our management provided certain financial projections for the years ending December 31, 2016 through the December 31, 2023 to the independent Special Committee, our Board and Duff & Phelps. These projections are included in the valuation analysis which is set forth as Annex C hereto.

              These financial projections, which were based on our management's projection of our future financial performance as of the date provided, were prepared for internal use and to assist Duff & Phelps with its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles. The projections were first provided to Duff & Phelps on July 25, 2016, and revised by management of the Company on August 4, 2016. The projections are based on Chinese GAAP, not U.S. GAAP which is used for the financial statements of the Company as filed with the Securities and Exchange Commission and otherwise made public by the Company.

              The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, the Company's management took into account historical performance, combined with estimates regarding revenues, operating income and operating expenses. Although the projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, costs of operations, the market for our existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause the projections or the underlying assumptions not to be reflective of actual future results. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the sale or any changes to our operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither the Company's independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. These projections are not included in this proxy statement in order to induce any shareholder to vote in favor of the approval of the Master Agreement.

              The inclusion of the projections in this proxy statement should not be regarded as an indication that the Company, the independent Special Committee, the independent Special Committee's financial advisor or anyone who received the projections then considered, or now considers, them a reliable prediction of future events, and the projections should not be relied on as such. None of the Company, the independent Special Committee, the independent Special Committee's financial advisor or any of their affiliates intends to, and each of them disclaims any obligation to, revise or correct the projections (even in the short term).

              The inclusion of the projections in this proxy statement should not be deemed an admission or representation by the Company or the independent Special Committee that they are viewed by the Company or the independent Special Committee as material information of the Company. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections included in this proxy statement.

              NONE OF THE COMPANY OR OUR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

              BY INCLUDING IN THIS PROXY STATEMENT ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE U.S. FEDERAL SECURITIES LAW.

              The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, please see "Forward-Looking Statements" on pages 5-6 and "Item 3. Key Information—D. Risk Factors" included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016, incorporated by reference into this proxy statement.

Opinion of Duff & Phelps, the Independent Special Committee's Financial Advisor

              Pursuant to an engagement letter dated June 22, 2016, the independent Special Committee retained Duff & Phelps to act as its financial advisor in connection with the sale of the Business transaction and, at the independent Special Committee's request, to render an opinion to it as to the fairness, from a financial point of view, to the Company of the consideration to be received in connection with the sale of the Business.

              On September 25, 2016, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to the independent Special Committee that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the consideration to be paid for the assets being sold in the transaction and received by the Company was fair, from a financial point of view, to the Company.

              The full text of Duff & Phelps's written opinion, dated September 25, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in rendering its opinion, is attached to this proxy statement as Annex B and is incorporated by reference herein. The summary of the Duff & Phelps opinion provided in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Shareholders of the Company are urged to read the opinion carefully and in its entirety. The opinion addresses only the fairness of the total consideration as stated in the Master Agreement, from a financial point of view, to the Company, as of the date of the opinion and does not address the Company's underlying business decision to proceed with or effect the sale of the Business or the likelihood of consummation of the Master Agreement and the sale of the Business. Duff & Phelps's opinion was directed to the independent Special Committee in connection with its consideration of the Master Agreement and sale of the Business and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such shareholder should vote with respect to the approval of the Master Agreement or any other matter.

              In arriving at its opinion, Duff & Phelps:

      •
      reviewed certain publicly available financial statements and other business and financial information of the Company;

      •
      reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

      •
      reviewed certain financial projections prepared by the management of the Company;

      •
      discussed the past and current operations, financial condition and the prospects of the Company with senior executives of the Company;

      •
      reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

      •
      participated in certain discussions and negotiations among representatives of the independent Special Committee and their financial and legal advisors;

      •
      reviewed a draft of the Master Agreement dated September 22, 2016, and certain related documents; and

      •
      performed such other analyses, reviewed such other information and considered such other factors as Duff & Phelps deemed appropriate.

              For its opinion, Duff & Phelps assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and formed a substantial basis for its opinion and further relied upon the assurances of the management of the Company that information furnished by them for purposes of its analysis did not contain any material omissions or misstatements of material fact. With respect to the Company financial projections, Duff & Phelps was advised by the management of the Company and assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and Duff & Phelps expressed no view as to the assumptions on which they are based. In addition, Duff & Phelps assumed that the final executed Master Agreement would not differ in any material respect from the draft Master Agreement reviewed by it and that the sale of the Business will be consummated in accordance with the terms set forth in the Master Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Shihui will obtain the financing necessary to pay the purchase price in the Master Agreement. Duff & Phelps also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed sale, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed sale.

              Duff & Phelps is not a legal, tax, accounting or regulatory advisor. Duff & Phelps is a financial advisor only and has relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Duff & Phelps's opinion did not address the underlying business decision of the Company to enter into the Master Agreement or the relative merits of the sale of the Business as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Duff & Phelps did not express any opinion as to the purchase price of the assets as expressed in the Master Agreement.

              Duff & Phelps did not make any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of the Company or to be included in the assets to be sold under the Master Agreement, nor was it furnished with any such valuations or appraisals. Duff & Phelps did not evaluate the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters.

              Duff & Phelps's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of the date of its opinion. Events occurring after the date of its opinion may affect the opinion and the assumptions used in preparing it, and Duff & Phelps did not assume any obligation to update, revise or reaffirm the opinion.

              Duff & Phelps's opinion addressed only the fairness from a financial point of view, as of the date thereof, of the RMB 400,000,000 cash purchase price to be paid to and received by the Company, subject to the terms of the Master Agreement. The issuance of Duff & Phelps's opinion was approved by a fairness opinion committee of Duff & Phelps.

    Financial Analysis

              Duff & Phelps prepared a presentation for the independent Special Committee that was a financial analysis supportive of their opinion, described above. The analysis is attached hereto as Annex C.

Plans for the Company after the Sale of the Business

              Our continuing business will be our current seed breeding and biotech operations, including the businesses of Origin Biotechnology, Henan Origin and the joint venture company of Xinjiang Origin. These companies encompass the biotech research facilities, which include modern laboratories, extensive field testing networks and the off-season winter nursery in Hainan Province. Through the retained ownership of Xinjiang Origin, we will maintain our "Green Pass" status, providing Origin with the competitive advantage of introducing new hybrid varieties to the Chinese market under an expedited government approval process. We will also retain the management persons and staff operating the biotech research and plant breeding activities, who will continue to be located in the PRC.

              The management believes that the net proceeds from the sale of the Business will help fund the Company in developing and expanding on the core strength of the Company, its seed research and seed development capabilities. Focusing on the seed development of the out-put traits of Phytase, input traits of herbicide tolerance and insect resistance, and native traits of germplasm and genome editing, the Company believes that it will be able to globalize its business and address markets in North America to take advantage of the Company skills in seed development and the desire for non-GM / organic food, create unconventional marketing channels via e-commerce in North America, and provide world class products and services through partnerships and licensing. The Company will continue to address the China seed market with its current products, maintain its "green pass" qualification, and pursue GM seed development, which the Chinese government is increasing finding acceptable as an important development in its need to satisfy food security for its population.

              The management intends to focus on three strategic pillars for the future company. These are (i) creating, developing and commercializing corn biotech traits, (ii) licensing corn seed products developed for China on a global basis and (iii) marketing non GM/organics in global markets through e-commerce platforms in North America. The Company has a new executive team in place that believes it can use its experience in the seed industry and its international relationships to leverage the research and development capabilities of the Company to support its global strategy. The sale of the Business will strengthen its balance sheet and provide a pathway to capitalizing on its technological strengths.

              We will continue as a company organized under the laws of the British Virgin Islands, with subsidiary operations in the PRC, where we will conduct our research and development activities and maintain our "Green Pass" authorization for newly created seed approval. We will also maintain, and we intent to expand, our operations in the United States and will consider expanding to other countries where our seeds might find acceptance with licensors, such as Canada, Brazil, Argentina, South Africa and the Philippines.

              The Company will continue as a publicly traded company with its listing on NASDAQ and as a reporting company under the rules applicable to foreign private issuers established by the Securities and Exchange Commission of the United States.

Directors and Management of the Continuing Company

              Whether or not the Master Agreement is consummated, our current directors and officers will continue in their respective positions. Currently, we do not envision any changes to our current directors and officers. However, as our business changes, we anticipate considering adding other directors and management persons who have skills and experience that would be helpful to our strategy of becoming a global seed research and development company for PRC and international partner and licensing opportunities.

Primary Benefits and Detriments of the Sale of the Business

The primary benefits of the sale of the Business include, without limitation, the following:

      •
      the ability to focus our business efforts on the research and development of seeds and pursuing a partner or licensing strategy for the future growth of the Company;

      •
      the addition of a substantial amount of cash for working capital, the reduction of debt and other liabilities and the ability to finance the research and development of new seeds and pursue the partnership and licensing strategy on a global basis;

      •
      the reduction of the costs and administrative burden associated with operating the seed production and distribution business and assets, which is experiencing increasing competition, rising costs, and pressure on margins, among other things; and

      •
      the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth deterioration or loss of value of the Business following the sale of the Business.

The primary detriments of the sale of the Business include, without limitation, the following:

      •
      the Company will cease to have an interest in the seed production and distribution business, and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of that part of business of the Company;

      •
      the cost of the transaction; and

      •
      in general, the receipt of cash pursuant to the sale of the Business will be a taxable transaction for PRC tax purposes.

Effects on the Company if the Sale is Not Completed

              If the Master Agreement is not approved by the Company's shareholders or if the sale of the Business is not completed for any other reason, the Company will continue its operations as currently conducted, including the seed production and distribution segment and the research and development segment. Therefore, the Company's shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our ordinary shares. Accordingly, if the sale is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares, including the risk that the market price of the shares may decline to the extent that the current market price reflects a market assumption that the sale of the Business will be completed.

              If the sale of the Business is not completed, from time to time, the board of directors will evaluate and review, among other things, the business, operations, prospects, financial condition, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Master Agreement is not approved by the Company's shareholders or if the sale of the Business is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Interests of Certain Persons in the Sale of the Business

              In considering the recommendation by the Board of Directors with respect to the Master Agreement, the shareholders should be aware that Dr. Han, a director and one of our significant shareholders, has an interest in the sale of the Business that is different from, or in addition to, the interests of the Company and the shareholders generally.

              Shihui was established in 2010 by Mr. Han Gengrui, the brother of Dr. Han Gengchen, but only became active in the period of 2012-2014. The largest shareholders of Shihui are the brother of Dr. Han, Mr. Han Gengrui, who is also the principal executive officer, manager and legal representative of Shihui, and the son of Dr. Han. Prior to 2015, Dr. Han was a significant shareholder of Shihui before he transferred his shares to his son. Shihui rents office space in the Company headquarters in Beijing from which it operates its business.

              Shihui's principal revenues since 2014 have been from selling Origin seeds and seeds of other brands. A large majority of the revenues of Shihui, however, are derived from the Origin seed products. The seed sales are mostly generated through the Shihui e-commerce platform. Shihui seed sales of Origin seed products accounted for approximately 30% of the seed distribution revenues of the Company in 2016 fiscal year.

              In 2014, Shihui began to replace the Company's distribution outlets in several of the provinces, and prior to the sale of the Business transaction, Shihui had taken over seven of the twelve distribution outlets. These outlets were located in Hubei, Sichuan, Xuzhou, Shenyang, Zhengzhou, Hunan and Shangdong. The Company currently retains five distribution outlets in Xi'an, Jiangxi, North China, Anhui and Kunming.

              Shihui has provided IT management services to the Company since 2015. During fiscal year 2015, the Company acquired information systems of RMB2,000,000 from Shihui. Shihui and the Company have cooperated together in developing the e-commerce platform of Shihui. Shihui and the Company have cooperated together in developing the e-commerce platform of Shihui.

              From time to time, the Company has provided guarantees and security for institutional borrowings by Shihui.

              The proceeds will be used to repay outstanding indebtedness of Beijing Origin and the Origin Subsidiaries to be assumed by Beijing Origin under the Master Agreement, which total amount of debt currently aggregates approximately RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016, a portion of which is guaranteed by Dr. Han Gengchen, our Chairman of the Board and largest shareholder. Additionally, the proceeds will be used to pay other outstanding debt of the Company, transaction expenses and taxes, and any dissenting shareholders the fair value of their shares if they assert and perfect their rights. The balance will be used for general working capital.

              The independent Special Committee and the Board of Directors were aware from its knowledge of the business of the Company of these potential conflicts or differing interests involving Dr. Han.

              Each of the directors, including Dr. Han, and the executives of the Company that hold any of our ordinary shares or rights to buy our ordinary shares under outstanding options, will continue to benefit from the transaction as a shareholder of the Company to the same degree as any other shareholder of the Company.

              Each of the current directors and officers of the Company will continue in their respective positions, under the current compensation arrangements, notwithstanding the sale of the Business.

Use of Proceeds from the Sale of the Business

              The proceeds from the sale of the Business will be RMB 400,000,000 (approximately US$60,000,000). It is the intention of the Company to pay from the proceeds the bank loans to the Origin Subsidiaries to be assumed under the terms of the Master Agreement of approximately RMB 100,000,000 (approximately US$15,000,000) as of September, 30, 2016, approximately RMB 120,000,000 (approximately US$17,000,000) of other currently outstanding debt of the Company, approximately RMB 52,000,000 (approximately US$7,800,000) in transaction related expenses and transaction taxes, and any claims of dissenting shareholders The remaining proceeds, estimated to be RMB 128,000,000 (approximately US$20,000,000) will be used for general working capital. The actual amounts of our outstanding debt repaid will depend on our projected capital and cash needs, the terms and amounts of outstanding debt and whether the debt is long or short term. If the bank loans cannot be assumed, the proceeds will be reduced by the portion of the bank loans that are not assumed. The guarantees of Dr. Han Gengchen will be released upon the repayment of the bank loans or if the bank loans cannot be assumed, upon the consummation of the first closing. We do not intend to distribute to our shareholders any of the net proceeds that we receive from the sale of the Business.

              The actual use of the net proceeds will depend on many factors, including the pace of implementation of our post-transaction business plan, revenues, if any, the results of our operations, our business prospectus, and the cash needs of the research and development business and of the marketing of our seed products in the different distribution and licensing opportunities and the economic conditions in the industry and markets in which we plan to operate.

Fees and Expenses of the Company in the Transaction

              Fees and expenses incurred or to be incurred by the Company in connection with the sale of the Business are estimated at the date of this proxy statement to be as follows, which amounts are only expressed in United States dollars:

Description	Amount

Legal fees and expenses	$500,000
Financial fees and expenses and other professional fees	$1,000,000
Miscellaneous (including accounting, filing fees, printer, proxy solicitation and mailing costs, directors' and officers' insurance costs, and costs, including the creation of a fourth company to be sold to Shihui to hold certain assets)	$120,000
Transaction taxes	$6,600,000

Total	$8,220,000

              The above fees and expenses in connection with the sale of the Business are inclusive of US$420,000 paid by the Company during the fiscal year ended September 30, 2016.

              These expenses will not reduce the purchase price to be received by the Company from the sale of the Business.

Litigation Related to the Sale of the Business

              We are not aware of any lawsuit that challenges the sale of the Business, the Master Agreement or any of the transactions contemplated hereby.

              From time to time we have received correspondence from shareholders and other interested parties in the sale of Business transaction, however, we are not aware that any of these persons have threatened any litigation in connection with the sale of the Business.

              At this time we have not received any notice of a shareholder contemplating or taking action to exercise their dissenter's rights.

Accounting Treatment of the Sale of the Business

              The sale of the Business is expected to be accounted for on the basis of the sale of capital assets, consisting of the sale of identified assets and stock in subsidiary companies.

Government and Regulatory Matters

              We are not aware of any significant regulatory approvals required to be obtained, or waiting periods to expire, to complete the sale of the Business. To establish Zhengzhou Origin, we will have to obtain the approval of the State Administration for Industry & Commerce of the Peoples' Republic of China, and there will be some regulatory requirements in transferring the assets required under the Master Agreement to Zhengzhou Origin, including the transfer of the current headquarters building in Beijing, PRC. Additionally, there may be filings or notices required under the BVI Business Companies Act associated with the exercise of dissenters' rights.

              Although we are a foreign private issuer and not subject to the proxy rules of the United States Federal securities laws, we are required to provide a disclosure statement describing the proposed sale of the Business transaction to our shareholders under the BVI Business Companies Act, and consequently we are required to file this with same document with the Securities and Exchange Commission of the United States as part of our general disclosure and filing obligations under the United States Federal securities laws.

MARKET PRICE OF THE COMPANY'S SHARES, DIVIDENDS AND OTHER MATTERS

              The following table provides the high and low sales prices for our shares on NASDAQ under the symbol "SEED," for each quarter during the past two fiscal years:

	Sales Price Per Share (in $)
	High	Low
Quarterly:
2015 (fiscal year)
First quarter	2.25	1.19
Second quarter	1.86	1.02
Third quarter	2.89	1.41
Fourth quarter	2.00	1.12
2016 (fiscal year)
First quarter	1.78	1.30
Second quarter	1.64	1.07
Third quarter	2.65	1.32
Fourth quarter	3.19	1.76
2017 (fiscal year)
First quarter	2.87	2.23
Second quarter (through January 13, 2017)	2.45	2.01

 THE EXTRAORDINARY GENERAL MEETING

              We are furnishing this proxy statement to you, as a holder of our ordinary shares, as part of the solicitation of proxies by the Company's Board for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

              The extraordinary general meeting will be held on April 13, 2017, at 11:00 A.M., United States Central Time, at the offices of the Company, at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309.

Proposals to be Considered at the Extraordinary General Meeting

              At the meeting, you will be asked to consider and vote upon:

•
AS RESOLUTIONS:

              1.           THAT, the Master Agreement and the transactions contemplated thereunder, including the sale of the Business by the Company to Shihui be and hereby approved and authorized.

              2.           THAT, the extraordinary general meeting, if necessary or appropriate, be adjourned in order to allow the Company to solicit additional proxies if there are insufficient votes received at the time of the extraordinary general meeting to pass the resolution to approve the Proposal to Sell the Business.

              3.           THAT, the shareholders ratify the selection by the Audit Committee of the Board of Directors of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017.

              4.           To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

Ratification of BDO China Shu Lun Pan Certified Public Accountants LLP

              The Audit Committee of the Board of Directors has selected BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017.

              Shareholder ratification of the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm is not required by the Company's Articles of Association or the Memorandum of Association or otherwise. However, the Board of Directors, on behalf of the Audit Committee, is submitting the selection of BDO China Shu Lun Pan Certified Public Accountants LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

Our Board's Recommendations

              Our Board, acting upon the unanimous recommendation of the independent Special Committee of our Board:

      •
      determined that the sale of the Business, on the terms and subject to the conditions set forth in the Master Agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company, and declared it advisable to enter into the Master Agreement;

      •
      approved the Master Agreement and the transactions contemplated by the Master Agreement, including the sale of the Business; and

      •
      recommends that the shareholders vote FOR the Proposal to Sell the Business.

              The Board also recommends that the shareholders vote FOR the Proposal to Approve Adjournment of the General Meeting so as to give the chairman of the extraordinary general meeting the ability to adjourn or postpone the extraordinary general meeting to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the resolutions approving the Master Agreement. Additionally, the Board recommends that the shareholders vote FOR the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017.

Share Record Date; Shares Entitled to Vote

              You are entitled to vote at the extraordinary general meeting if you have shares registered in your name or beneficially held at the close of business in the British Virgin Islands on February 28, 2017, the share record date for voting at the extraordinary general meeting. As of the record date, there were 22,873,541 shares were issued and outstanding and entitled to vote, held by approximately 4390 holders (many of which are through managed accounts) and 25 holders of record.

              If you are the registered holder of shares at the close of business in the British Virgin Islands on the share record date, the deadline for you to lodge your proxy card and vote is April 13, 2017, with the transfer agent, Continental Stock Transfer and Trust Company, at 17 Battery Pl, New York, NY 10004. Alternatively, you can lodge your proxy with the Company at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309 before the commencement of the meeting. Each outstanding share on the share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof.

              If your shares are held in "street name" by a bank or other nominee, your bank or other nominee will be unable to vote your shares without instructions from you. You should instruct your bank, broker, or other nominee to vote your shares in accordance with the procedures provided by your bank, broker, or other nominee in the manner of the directions provided by the broker, bank or nominee.

Quorum

              A quorum of our shareholders is necessary to have a valid shareholders' meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of shareholders holding not less than 50% of the ordinary shares that are entitled to vote on the record date. As of the share record date, there were 22,873,541 ordinary shares entitled to be voted at the extraordinary general meeting. Therefore, quorum is 11,436,771 ordinary shares. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the approval of the Master Agreement.

Shareholder Vote Required to Approve the Proposals

              The Proposal to Sell the Business, which includes approving the Master Agreement and the related transactions to sell the Business, requires the affirmative vote of shareholders representing a majority of the ordinary shares present in person or by proxy and entitled to vote at the extraordinary general meeting. Similarly, the Proposal to Adjourn the General Meeting, and the proposal for the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP as the fiscal year 2017 independent auditors for the Company requires the affirmative vote of shareholders representing a majority of the ordinary shares present in person or by proxy and entitled to vote at the extraordinary general meeting. All other matters that may be brought before the shareholders must be approved by the affirmative vote of a majority of the votes cast at the extraordinary general meeting. There is only one class of securities of the Company entitled to vote on the matters before the extraordinary general meeting. This means that once quorum of 50% or more of the outstanding ordinary shares are present at the meeting in person or by proxy, only a majority of those at the meeting with the right to vote are needed to approve the three proposals. Abstentions are counted as "votes cast" with respect to the proposals and, therefore have the same effect as a vote against the proposals. Shares deemed present at the Annual Meeting but not entitled to vote, either because of shareholder withholding or broker non-vote, are not deemed "votes cast" with respect to the proposals, and therefore will have no effect on the vote.

              The presence, in person or by proxy, of a majority of the votes entitled to be cast at the extraordinary general meeting will constitute a quorum at the meeting. A proxy submitted by a shareholder may indicate that all or a portion of the shares represented by his or her proxy are not being voted ("shareholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock held in "street name" on a particular matter in the absence of instructions from the beneficial owner of the stock ("broker non-vote"). The shares subject to a proxy which are not being voted on a particular matter because of either shareholder withholding or a broker non-vote will not be considered shares present and entitled to vote on the matter. These shares, however, may be considered present and entitled to vote on other matters and will count for purposes of determining the presence of a quorum, unless the proxy indicates that the shares are not being voted on any matter at the extraordinary general meeting, in which case the shares will not be counted for purposes of determining the presence of a quorum.

              Of the three proposals being presented to the shareholders, only the proposal for the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP qualifies for broker discretionary voting.

              Unless otherwise indicated, properly executed proxies will be voted in favor of the proposal to ratify each of the proposals before the shareholders at the extraordinary general meeting and in the discretion of the appointed proxy on other matters that come before the extraordinary general meeting.

              Dr. Han Gengchen, our Chairman of the Board, who holds 4,503,827 ordinary shares, representing 19.68% of our outstanding shares, has indicated that he intends to attend the extraordinary general meeting and vote his shares for the approval of the Proposal to Sell the Business, the Proposal to Adjourn the General Meeting, the ratification of BDO China Shu Lun Pan Certified

Public Accountants LLP and directed by the board of directors in the best interests of the Company on all other matters properly brought before the extraordinary general meeting. There is no formal agreement governing the intention to vote as indicated above by Dr. Han.

Voting Information

              Registered holders of our shares may vote their shares by attending the extraordinary general meeting and voting their shares in person, or by completing the accompanying proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is the time of the meeting, on April 13, 2017 at 11:00 A.M., United States Central Time.

              Shareholders who hold their shares in "street name" with their bank, broker or other nominee must instruct their bank, broker, or other nominee how to vote their shares in accordance with the procedures provided by their bank, broker, or other nominee, or obtain a proxy from their bank, broker or other nominee to vote their shares at the extraordinary general meeting.

Voting of Proxies and Failure to Vote

              All shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, shares represented by that proxy card will be voted FOR the proposal to approve the Master Agreement and the transactions contemplated thereby, including the sale of the Business, FOR the Proposal to Adjourn the General Meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolution to approve the Master Agreement, and FOR the ratification of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017,            unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

              Shares held in "street name" by banks, brokers or other nominees will not be voted without instructions by the holder of such shares.

              If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain the required votes described in "Shareholder Vote Required to Approve the Proposals".

Revocability of Proxies

              Registered holders of our shares may revoke their proxies in one of three ways:

      •
      First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to the Secretary of the Company, at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309.

      •
      Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so as to be received before the voting takes place at the extraordinary general meeting.

      •
      Third, delivery of an instrument appointing a proxy shall not preclude a registered shareholder from attending and voting in person at the extraordinary general meeting and in such event, the proxy shall be deemed to be revoked.

              If a shareholder holds shares in "street name" with their bank, broker or other nominee and has instructed the bank, broker, or other nominee to vote the shareholder's shares, the shareholder must follow directions received from the bank, broker or other nominee to change those instructions.

Whom to Call for Assistance

              If you need assistance, including help in changing or revoking your proxy, please contact The Proxy Advisory Group, LLC, at 212-616-2180 or toll free at 888-55PROXY (888-557-7699), which is acting as a proxy solicitation agent and information agent in connection with the Master Agreement and sale of the Business transaction. Their address is 18 East 41st Street, Suite 2000, New York, New York, 10017-6219.

Solicitation of Proxies

              We have engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that the fees to be paid to The Proxy Advisory Group, LLC for its services will be approximately US$18,500, which includes a disbursement allowance. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers and directors. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

              We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

DISSENTERS' RIGHTS

              The following is a brief summary of the rights of holders of the shares to object to the sale of the Business and receive cash equal to the appraised fair value of their shares ("Dissenters' Rights"). This summary is not a complete statement of the law, and a copy of the complete text of Section 179 of the BVI Business Companies Act is attached as Annex D to this proxy statement. If you are contemplating the possibility of objecting to the sale of the Business, you should carefully review the text of Annex D, particularly the procedural steps required to exercise and enforce Dissenters' Rights. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Business Companies Act, you will lose your Dissenters' Rights.

Requirements for Exercising Dissenters' Rights

              A dissenting registered shareholder of the Company is entitled to payment of the fair value of his shares upon dissenting to the sale of the Business.

              To preserve your Dissenters' Rights, the following procedures must be followed:

      •
      you must give written notice of objection ("Notice of Objection") to the Company prior to the vote to approve the sale of the Business. The Notice of Objection must include a statement that you propose to demand payment for your shares if the sale authorized by the resolution at the extraordinary general meeting is completed;

      •
      within twenty (20) days immediately following the date on which the vote approving the sale of the Business is made, the Company must give written notice of the authorization ("Approval Notice") to all dissenting shareholders who have served a Notice of Objection;

      •
      within twenty (20) days immediately following the date on which the Approval Notice is given (the "Dissent Period"), the dissenting shareholder must give a written notice of his decision to dissent (a "Notice of Dissent") to the Company stating his name and address, the number and class of the shares with respect to which he dissents and demanding payment of the fair value of his shares; and a dissenting shareholder must dissent in respect of all the shares which he holds, and once having given Notice of Dissent, the member to whom the notice relates shall cease to have any rights of a member except the right to be paid the fair value of his or her shares;

      •
      within seven (7) days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the sale of the Business is completed, whichever is later, the Company must make a written offer (a "Fair Value Offer") to each dissenting shareholder to purchase their shares at a price determined by the Company to be the fair value of such shares;

      •
      if, within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the Dissenting Shares, then, within twenty (20) days immediately following the date of the expiry of such 30-day period, the Company and the dissenting shareholder shall each designate an appraiser, the two designated appraisers together shall designate a third appraiser, and the three appraisers shall fix the fair value of the Dissenting Shares as of the close of business on the day prior to the date on which the vote to approve the sale of the Business was taken, excluding any appreciation or depreciation in the value of the shares, directly or indirectly, induced by the announcement of the sale of the Business; and

      •
      upon the surrender of the dissenting shareholder's certificates representing their shares, the Company will pay, in cash, the fair value of the shares determined by the appraisers.

              The enforcement by a shareholder of his or her entitlement to dissent from the sale of the Business will exclude the enforcement by the shareholder of any right to which he or she might otherwise be entitled by virtue of his or her holding shares, other than the right of the shareholder to institute proceedings to obtain relief on the grounds that the sale is illegal.

              All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on the register of members of the Company. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters' rights attached to the shares.

DISSENTERS' RIGHTS ARE AVAILABLE ONLY TO REGISTERED HOLDERS OF SHARES. IF YOU HOLD ANY SHARES IN "STREET NAME," YOU ARE CONSIDERED THE BENEFICIAL OWNER BUT NOT THE "REGISTERED HOLDER" OF SUCH SHARES. THEREFORE, IF YOU HOLD ANY SHARES IN "STREET NAME" AND WISH TO EXERCISE DISSENTERS' RIGHTS, YOU MUST ARRANGE FOR SUCH SHARES TO BE REGISTERED IN YOUR NAME AND COMPLY WITH THE PROCEDURES AND REQUIREMENTS DESCRIBED ABOVE FOR EXERCISING DISSENTERS'

 RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 179 OF
THE BVI BUSINESS COMPANIES ACT.

              If you hold shares in "street name," you are considered the beneficial owner but not the "registered holder" of the shares and you are not a "member" or "shareholder" for purposes of the BVI Business Companies Act. If you hold ordinary shares in "street name," you cannot dissent from the approval of the Master Agreement and the transactions contemplated thereby, including the sale of the Business, unless you act promptly to arrange for your shares to be registered in your name and follow the requirements for dissenting under Section 179 of the BVI Business Companies Act. Such registration and the delivery of your written notice of dissent must be effected and you must become a registered holder of shares prior to the extraordinary general meeting of shareholders on April 13, 2017.

              If you do not satisfy each of these requirements, you cannot exercise dissenters' rights. Submitting a proxy card that does not direct how the shares represented by that proxy are to be voted will give the person holding the proxy discretion to vote as it determines appropriate. In addition, failure to vote your shares, or a vote against the proposal to approve the sale of the Business will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Origin Agritech Limited at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309.

              The provisions of Section 179 of the BVI Business Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179, you will lose your Dissenters' Rights. You are advised to consult your British Virgin Islands legal counsel if you wish to exercise Dissenters' Rights.

 THE MASTER AGREEMENT

              This section of the proxy statement describes the material terms of the Master Agreement but does not purport to describe all of the terms of the Master Agreement. The following summary is qualified in its entirety by reference to the complete text of the Master Agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the Master Agreement because it is the legal document that governs the sale of the Business. This description of the Master Agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Sale of the Business

              The Master Agreement provides for the sale by the Company and Beijing Origin to Shihui of three subsidiaries, the VIE Subsidiaries, which include Denong, Changchun Origin, and Linze Origin, and a newly created entity, Zhengzhou Origin, to hold certain assets and the headquarters building of the Company in Beijing, PRC (together the four subsidiaries to be sold are referred to together as the "Origin Subsidiaries"). Together the Origin Subsidiaries represent the commercial seed production and distribution business and assets of the Company operated in the PRC, which we refer to as the Business.

              The Company will retain its seed breeding and biotech research and development capabilities, which include modern laboratories, extensive field testing networks and off-season winter nursery in Hainan Province, to expand and pursue germplasm and trait licensing opportunities. Through Xinjiang Origin, the Company also will maintain its "Green Pass" status, providing the competitive advantage of introducing new hybrid varieties to the Chinese market through an expedited government approval process. Origin will also retain its start-up operations in the United States. All of the directors and the current executives of the Company will continue with the Company. The compensation plans of the Company for the continuing employees will remain the same. The Company will continue as a publicly traded in the United States on The NASDAQ Stock Market and as an SEC reporting company, with foreign private issuer status.

              It is intended that the outstanding bank debt of the Origin Subsidiaries will be re-negotiated so that it is assumed by Beijing Origin. If it cannot be assumed, then the purchase price will be reduced by the amount not assumed. It is the intention that this debt, if assumed, will be repaid with the proceeds from the sale of the Business.

              We expect that the sale of the Business will be completed during the first calendar quarter of 2017, after all conditions to the transaction have been satisfied or waived. We cannot specify when, or assure you that, all the conditions will be satisfied or waived; however, we intend to complete the transaction as promptly as practicable.

Transaction Consideration

              Simultaneously with the signing of the Master Agreement, Shihui paid RMB10,000,000 (approximately US$1,500,000) to Beijing Origin as deposit.

              At the first closing, Shihui will pay to Beijing Origin RMB 200,000,000 (approximately US$30,000,000), for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin, the three VIE Subsidiaries. The first closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by Dr. Han Gengchen, so as to deliver to Shihui 100% of the equity ownership of Changchun Origin. The minority interest of Denong will continue to be held by two third parties and will not be sold to Shihui. The holders of the minority interest of Denong will have to waive their right of first refusal to acquire Denong as a condition to the sale of Denong to Shihui.

              At the second closing, Shihui will pay to Beijing Origin RMB 190,000,000 (approximately US$28,500,000) and the deposit, which has been received in September 2016, will be used for settle for the 100% ownership interest in an entity formed by Beijing Origin as part of its reorganization to hold the Zhengzhou Branch Assets.

              The total consideration to be paid to Beijing Origin under the Master Agreement will be RMB 400,000,000 (approximately US$60,000,000).

              Shihui will assume the outstanding liabilities of the VIE Subsidiaries and the Zhengzhou Branch Assets, except for certain outstanding bank loans aggregating approximately RMB 100,000,000 (approximately US$15,000,000) as of September 30, 2016. These bank loans will be transferred to Beijing Origin prior to the first closing, subject to the approval and agreement of the bank lenders, which approval is in their discretion. If the bank loans cannot be transferred to Beijing Origin, then the purchase price payable at the first closing will be reduced for the outstanding amount due under the bank loans, but any guarantees provided by Dr. Han Gengchen will be terminated without liability to Beijing Origin or Dr. Han.

Representations and Warranties

              The Master Agreement contains representations and warranties made by the Company to Shihui and representations and warranties made by Shihui to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Master Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Master Agreement. In addition, some of those representations and warranties are subject to a contractual standard of materiality for the principal purposes of establishing the circumstances in which a party to the Master Agreement may have the right not to consummate the transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Master Agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Master Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

              The representations and warranties made by Beijing Origin to Shihui include representations and warranties relating to, among other things:

      •
      due organization, existence and good standing of Beijing Origin and the VIE Subsidiaries and authority to carry on the businesses of the VIE Subsidiaries;

      •
      the corporate power and authority of Beijing Origin to execute and deliver, to perform its obligations under and to consummate the transactions under the Master Agreement, and the enforceability of the Master Agreement against the Company;

      •
      the unanimous corporate approval by the Board of the Company of the Master Agreement and the related transactions, and the fact that the Board determined that the Master Agreement and the transactions contemplate thereby are fair to the and in the best interests of the Company and the Board recommended approval and adoption of the Master Agreement by the shareholders of the Company;

      •
      governmental consents and approvals are not required, other than in respect of the reorganization to hold the Zhengzhou Branch Assets or specifically enumerated in the related schedules and documentation;

      •
      the absence of violations of, default under, or material breach of, (a) the governing documents of the Beijing Origin and the VIE Subsidiaries, (b) applicable law regarding the

        Beijing Origin and the VIE Subsidiaries, and (c) certain contracts to which Beijing Origin or the VIE Subsidiaries is a party, as a result of the execution of, or consummation of the Master Agreement and the related agreements and transactions contemplated by the Master Agreement, or create or impose any lien on any asset of the VIE Subsidiaries;

      •
      the capitalization of each VIE Subsidiary, the absence of any equity or debt securities that give its holders the right to own any of the securities of the VIE Subsidiaries and the absence of encumbrances on the ownership of the equity interests of the VIE Subsidiaries by Beijing Origin; and

      •
      the ownership by Beijing Origin of the VIE Subsidiaries, other than the interests disclosed as not owned.

              Several of the representations and warranties in the Master Agreement made by Beijing Origin are qualified as to "materiality" or "Material Adverse Effect.". For purposes of the Master Agreement, a "Material Adverse Effect" means any material adverse effect on the financial condition, business, assets or results of operations of the VIE Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in generally accepted accounting principles in the PRC or changes in the regulatory accounting requirements applicable to any industry in which the VIE Subsidiaries operate, (B) changes in the general economic or political conditions in the PRC, (C) changes or conditions generally affecting the industry in which the VIE Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters involving the PRC, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any action taken (or omitted to be taken) at the request of Shihui, or (G) any action taken by Beijing Origin or its affiliates that is required, expressly contemplated or permitted or not prohibited from being taken pursuant to the Master Agreement.

              The representations and warranties made by Shihui to the Company, Beijing Origin and the VIE Subsidiaries include representations and warranties relating to, among other things:

      •
      its due organization, existence and good standing;

      •
      its corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the Master Agreement, and the enforceability of the Master Agreement against it;

      •
      no government authorization or filing is required for it to complete the transactions contemplated by the Master Agreement;

      •
      the execution, delivery and performance by Shihui of the Master Agreement does not contravene any corporate document of Shihui, require any consent, cause a termination, cancellation or acceleration of any obligation of Shihui, or create a lien on Shihui;

      •
      Shihui has, or will have prior to the first closing and second closing, sufficient cash available, lines of credit or other sources of immediately available funds to enable Shihui to make the payments of the purchase price under the terms of the Master Agreement, and has provide to Beijing Origin with copes of all commitment letters it has obtained for financing of the transactions contemplated by the Master Agreement;

      •
      Shihui is purchasing the equity of the Beijing Subsidiaries as an investment;

      •
      there is no litigation pending or threatened against or affecting Shihui that seeks to prevent, enjoin alter or materially delay the transactions contemplated by the Master Agreement; and

      •
      no finder's fees are payable to any investment banker, broker, finder or other intermediary that has been retained or authorized to act on behalf of Shihui, other than Go & Company (HK) Limited, the fees of which will be paid by Shihui.

Conduct of Business Prior to Closing

              Beijing Origin is required to use its reasonable best efforts to complete the restructuring of parts of its business so as to be able to delivery all the equity of Changchun Origin, which will require acquisition of 0.17% of the equity of Changchun Origin from Dr. Han Gengchen, transfer certain assets to Linze Origin, and to put into a new subsidiary certain other assets related to the VIE Subsidiaries related to their conduct of the seed production and distribution business and the Beijing office building of the Company.

              Under the Master Agreement, the Company has agreed that, subject to certain exceptions in the Master Agreement, from the date of the Master Agreement until the earlier of the effective time or the termination of the Master Agreement or consummation of the sale of the Business, Beijing Origin and the VIE Subsidiaries will conduct their businesses in the ordinary course and, to the extent consistent therewith, the Company and its subsidiaries will use their reasonable commercial efforts to preserve substantially intact their business organizations and maintain its existing relations and goodwill with governmental entities, key customers, suppliers, distributors, creditors, lessors, and employees. Beijing Origin will not and will not permit any of its subsidiaries to, among other things:

      •
      adopt or propose any change in the organizational or governing documents of the VIE Subsidiaries;

      •
      merge or consolidate any of the VIE Subsidiaries with any other person or acquire a material amount of the assets of any other person;

      •
      lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments or (ii) otherwise in the ordinary course consistent with past practice; or

      •
      agree, authorize or commit to do any of the foregoing.

              Beijing Origin will make available to Shihui access to the offices, properties, books and records of the VIE Subsidiaries and Beijing Origin relating to the VIE Subsidiaries and furnish Shihui the information requested by it about the VIE Subsidiaries operations and cooperate with Shihui in its investigation of the conduct of the businesses of the VIE Subsidiaries. Notwithstanding the foregoing, Shihui will not have access to personnel records of the VIE Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Beijing Origin's good faith opinion is sensitive or the disclosure of which could subject any VIE Subsidiary to risk of liability.

Shareholders' Meeting

              Unless the Master Agreement is terminated, the Company shall take all actions necessary to convene an extraordinary general meeting of its shareholders as promptly as reasonably practicable to consider and vote upon the approval of the Master Agreement. The Company may adjourn or postpone the extraordinary general meeting to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable law. The Board of the Company shall recommend approval of the Master Agreement, and use its reasonable best efforts to obtain the required shareholder approval of the Master Agreement.

No Solicitation of Other Offers

              The Company agreed that from the date of the Master Agreement until the second closing, neither the Company nor its subsidiaries nor any officer or director or representative of the Company or any of its subsidiaries will, directly or indirectly, (a) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal, or (b) enter into or participate in any discussions or negotiations with, or furnish any material non-public information relating to Origin Agritech or any of its subsidiaries to, any third party relating to a competing proposal.

              Prior to obtaining the required shareholder approval of the Master Agreement, the Company may, (a) engage in negotiations or discussions with any third party and its representatives or financing sources that has made a bona fide competing proposal that the Board reasonably believes could be expected to lead to a superior proposal and (B) furnish to such third party or its representatives or financing sources non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Shihui) with such third party; provided that all such information (to the extent that such information has not been previously provided or made available to Shihui) is provided or made available to Shihui. The Company is also obligated to notify Shihui within two business days of the receipt of a competing proposal and keep Shihui informed of the status of the competing proposal. The Company shall also notify Shihui within two business days after receipt of any request for non-public information relating to the Company or any of its subsidiaries by any Third Party that may be considering making, or has made, a competing proposal.

No Change of Recommendation

              The Board of the Company may not:

      •
      withhold, withdraw, qualify or modify the Board' recommendation in a manner adverse to Shihui with respect to the sale of the Business; or

      •
      subject to certain exceptions, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Master Agreement or other agreement relating to any acquisition proposal.

              However, prior to obtaining the required shareholder approval of the Master Agreement, if the Board (acting upon recommendation of the independent Special Committee) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors' fiduciary duties under applicable law, it may (a) withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company; (b) approve, recommend or otherwise declare advisable any superior proposal not solicited, entered into or agreed to in breach of the Master Agreement and made after the date thereof; and/or (c) authorize the Company to terminate the Master Agreement in order to enter into a definitive agreement with respect to such superior proposal; provided, however, that prior to taking such action:

      •
      the Company has given Shihui at least five (5) business days' prior written notice of its intention to take such action and a description of the reasons for taking such action;

      •
      the Company has negotiated in good faith with Shihui during the notice period, to the extent Shihui wishes to negotiate, to enable Shihui to revise the terms of the Master Agreement in such a manner that would obviate the need for taking such action; and

      •
      following the end of the notice period, the Board shall have determined in good faith, taking into account any revisions to the Master Agreement proposed in writing by Shihui, that the acquisition proposal continues to constitute a superior proposal.

Other Covenants

              The Master Agreement contains additional agreements between the Company and Shihui relating to, among other things:

      •
      executing ancillary agreements related to the acquisition of the Beijing Subsidiaries;

      •
      the use of reasonable best efforts to take all actions necessary or desirable to consummate the transactions;

      •
      make all required governmental filings and take other actions to obtain required consents or waivers to be able to consummate the transactions contemplated by the Master Agreement;

      •
      consult about the making of any public announcements;

      •
      settle before the first closing all intercompany accounts between Beijing Origin and the VIE Subsidiaries, and provide a settlement statement to Shihui in advance of the first closing of such financial information as requested and necessary to evaluate the financial condition of the VIE Subsidiaries;

      •
      Beijing Origin will assume the bank loans of the Beijing Subsidiaries, and if the bank loans cannot be assumed, arrange for the adjustment to the purchase price but terminate the guarantee of Mr. Han Gengchen without liability to Beijing Origin;

      •
      notification of certain events;

      •
      after the second closing, arrange in good faith separate license agreements regarding the use by Shihui and the VIE Subsidiaries of the trademarks and trade names owned by Beijing Origin; and

      •
      the Company and Beijing Origin has agreed to pay all of any transfer, documentary, sales, use, stamp, recording, value added, registration and other similar taxes and all conveyance fees, recording fees and other similar charges incurred in connection with the sale of the Beijing Subsidiaries to Shihui.

Conditions to the Sale of the Business

              The consummation of the sale of the Business is subject to the satisfaction of the following conditions:

      •
      the Master Agreement and the sale of the Business being approved by shareholders representing a majority or more of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting; and

      •
      no law of any governmental entity of competent jurisdiction, restraining, enjoining or otherwise preventing completion of the sale transaction and no governmental entity having instituted any judicial or administrative proceeding which continues to be pending seeking any such law.

              The obligations of Shihui to consummate the first closing are also subject to the satisfaction, or waiver by Shihui, of the following conditions:

      •
      the representations and warranties of the Company and Beijing Origin in the Master Agreement being true and correct as of the closing date, with certain representations and warranties subject to a de minimis or material exception and certain other representations and warranties, subject to a material adverse effect exception;

      •
      the Company and Beijing Origin having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Master Agreement at or prior to the closing date;

      •
      the 0.17% equity interest of Changchun Origin that are not owned by Beijing Origin as of the date hereof shall have been acquired by Beijing Origin;

      •
      certain assets have been transferred to Linze Origin;

      •
      the closing of the transactions contemplated by the VIE Subsidiary Purchase Agreements shall have been consummated simultaneously at the First Closing pursuant to the terms and conditions thereto; and

      •
      Shihui shall have received all documents it may reasonably request relating to the existence of Beijing Origin and the VIE Subsidiaries and the authority of Beijing Origin for the Master Agreement, all in form and substance reasonably satisfactory to Shihui.

              The obligation of the Company and Beijing Origin to consummate the first closing is subject to the satisfaction, or waiver by the Company and Beijing Origin, of the following conditions:

      •
      the representations and warranties of Shihui in the Master Agreement being true and correct in all material respects as of the closing date, subject to a de minimis or a materiality exception, as the case may be;

      •
      Shihui having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Master Agreement prior to or at the time of closing;

      •
      the ancillary agreements for the sale of the VIE Subsidiaries are valid and binding;

      •
      Beijing Origin shall have received a waiver from each of Leshan Agricultural Science Institute and Sichuan Neijiang Agricultural Science Institute (who hold 0.63% and 0.79% of the equity interest in Denong, respectively), waiving their right of first refusal to purchase Denong Shares; and

      •
      the conditions to the performance by Beijing Origin to consummate the closing as set forth in the VIE Subsidiary Purchase Agreements have been satisfied or waived and Beijing Origin shall have received all documents as reasonably requested relating to the existence of Shihui and the authority of Shihui for this Agreement, all in form and substance reasonably satisfactory to Beijing Origin.

              The obligations of Shihui to consummate the second closing are also subject to the satisfaction, or waiver by Shihui, of the following conditions:

      •
      the representations and warranties of the Company and Beijing Origin in the Master Agreement being true and correct as of the closing date, with certain representations and warranties subject to a de minimis or material exception and certain other representations and warranties, subject to a material adverse effect exception;

      •
      the Company and Beijing Origin having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Master Agreement at or prior to the closing date;

      •
      the first closing have been consummated;

      •
      the restructuring of the Zhengzhou Assets has taken place and the required purchase agreement ancillary to the Master Agreement has been signed and delivered to Shihui; and

      •
      the closing conditions to the purchase of the Zhengzhou Assets have been satisfied.

              The obligation of the Company and Beijing Origin to consummate the second closing is subject to the satisfaction, or waiver by the Company and Beijing Origin, of the following conditions:

      •
      The first closing has been consummated pursuant to the terms and conditions of the Master Agreement;

      •
      Beijing Origin has formed Zhengzhou Origin and has transferred the Zhengzhouu Branch Assets and the headquarter building to Zhengzhou Origin;

      •
      the representations and warranties of Shihui in the Master Agreement being true and correct in all material respects as of the closing date, subject to a de minimis or a materiality exception, as the case may be;

      •
      Shihui having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Master Agreement prior to or at the time of closing;

      •
      the ancillary agreement for the sale of the Zhengzhou Assets has been signed and delivered; and

      •
      the closing conditions to the purchase of the Zhengzhou Assets have been satisfied.

Termination and Break Up Fees

              Concurrently with the execution and delivery of the Master Agreement, Shihui paid to Beijing Origin the cash amount of RMB 10,000,000 (approximately US$1,500,000), which is a portion of the purchase price and also the termination fee in favor of Beijing Origin.

              If the Master Agreement is terminated by Beijing Origin by reason of a breach of a representation, warranty or covenant by Shihui, then the deposit will be retained by Beijing Origin, and Shihui will pay an additional sum of RMB 5,000,000 (approximately US$750,000) to Beijing Origin. If the Master Agreement is terminated because (i) Origin Agritech accepts a superior offer for the company or its assets, including those of the Business, and such superior offer is announced prior to the termination of the Master Agreement and consummated with twelve months following the termination, (ii) the Board recommends that its shareholders approve a different transaction or if the Board fails to recommend to the shareholders to approve the transactions contemplated by the Master Agreement, or (iii) Beijing Origin breaches its representations, warranties or covenants, then the deposit amount will be returned to Shihui, and Beijing Origin will pay to Shihui an additional sum of RMB 10,000,000 (approximately US$1,500,000).

              If the Master Agreement is terminated by mutual agreement of the parties or by reason of the transactions not being completed by June 26, 2017, a governmental authority has acted to prohibit the transactions related to the sale of the Business, or Origin Agritech fails to obtain the required shareholder approval, then the parties will terminate the agreement without penalty to any party and Beijing Origin will return the deposit.

Fees and Expenses

              Whether or not the sale of the Business is completed, all costs and expenses incurred in connection with the Master Agreement and the transactions contemplated thereby will be paid by the party incurring such expense except as otherwise provided in the Master Agreement.

Modification or Amendment

              The Master Agreement may be amended with the approval of the respective boards of directors of the parties at any time before or after approval of the Master Agreement by the shareholders of the Company but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval. The Master Agreement may not be amended except by an instrument in writing signed on behalf of the Company, Beijing Origin and Shihui.

Extension and Waiver

              At any time before the consummation of the sale of the Business, each of the parties to the Master Agreement may waive compliance with any of the agreements or conditions contained in the Master Agreement to the extent permitted by applicable law.

Remedies

              Any disputes, actions and proceedings arising out of or in any way relating to the Master Agreement will be submitted to the Hong Kong International Arbitration Centre ("HKIAC") and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by the Master Agreement. The place of arbitration will be Hong Kong, and the language of the arbitration will be English. The arbitration tribunal shall consist of three arbitrators, selected by the parties separately as to two and jointly as to one person and if they cannot agree then by the HKIAC. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

              The parties to the Master Agreement agree that irreparable damage would occur if any provision of the agreement were not performed in accordance with its terms. Therefore the parties to the Master Agreement are entitled to an injunction or injunctions to prevent breaches of the Master Agreement or to enforce specifically the performance of its terms and provisions, in addition to any other remedy to which they are entitled at law or in equity.

PROVISIONS FOR SECURITY HOLDERS

              No provision has been made to grant the Company's shareholders access to corporate files of the Company and the other parties to the Master Agreement or any of their respective affiliates or to obtain counsel at the expense of the Company or any other such party or affiliate.

 FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Financial Statements

              We have prepared unaudited pro forma condensed consolidated financial statements to assist you in understanding the nature and effects of the sale of the Company's proprietary China-based commercial corn seed production and distribution business (collectively, the "Business").

              The accompanying unaudited pro forma condensed consolidated statements of income for the year ended September 30, 2016 are presented as if the sale of the Business had occurred on October 1, 2015. The accompanying unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 is presented as if the sale of the Business had occurred on September 30, 2016. The pro forma adjustments related to the sale of the Business do not reflect the final purchase price or final asset and liability balances of the Business and are based on available information and assumptions that management believes are (1) directly attributable to the disposal; (2) are factually supportable and (3) with respect to the unaudited pro forma condensed consolidated statement of income, expected to have a continuing impact on the on the financial results of the Origin following the Business. Accordingly, the accompanying unaudited pro forma condensed consolidated statements of income do not include realized gains from the sales of the Business. The pro forma adjustments may differ from those that will be calculated to report discontinued operations in future filings. The unaudited pro forma financial information is not necessarily indicative of the results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

              This unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical audited financial statements and notes thereto as included in the Company's September 30, 2016 Annual Report on Form 20-F.

ORIGIN AGRITECH LIMITED
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share data)

	As of September 30, 2016
	As reported RMB	Sale of Seed Distribution Business RMB		Pro forma RMB	Pro forma US$

ASSETS
Current Assets
Cash and cash equivalents	54,509	186,993	(a)	241,502	36,164
Restricted cash	21,181	-		21,181	3,172
Accounts receivable	491	(467)	(b)	24	4
Advances to suppliers	7,363	(2,778)	(b)	4,585	687
Advances to growers	21,672	(21,658)	(b)	14	2
Inventories	368,086	(311,844)	(b)	56,242	8,422
Income tax recoverable	48	(48)	(b)	-	-
Other current assets	4,753	(3,064)	(b)	1,689	253

Total current assets	478,103	(152,866)		325,237	48,704
Land use rights, net	30,740	(16,341)	(b)	14,399	2,157
Plant and equipment, net	313,749	(134,537)	(b)	179,212	26,837
Equity investments	18,721	-		18,721	2,803
Goodwill	11,973	(11,973)	(b)	-	-
Acquired intangible assets, net	24,930	(3,038)	(b)	21,892	3,278
Other assets	2,410	(1,876)	(b)	534	80

Total assets	880,626	(320,631)		559,995	83,859

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	190,000	(100,000)	(b)	90,000	13,477
Current portion of long-term borrowings	27,057	-		27,057	4,052
Accounts payable	4,374	(3,084)	(b)	1,290	193
Due to growers	19,926	(3,660)	(b)	16,266	2,436
Due to related parties	103,905	(91,304)	(c)	12,601	1,887
Advances from customers	208,844	(208,386)	(b)	458	69
Deferred revenues	7,008	(7,008)	(b)	-	-
Other payables and accrued expenses	53,388	(30,534)	(d)	22,854	3,422

Total current liabilities	614,502	(443,976)		170,526	25,536
Long-term borrowings	20,000	-		20,000	2,995
Other long-term liability	27,507	(8,080)	(b)	19,427	2,909

Total liabilities	662,009	(452,056)		209,953	31,440

Shareholders' equity:
Total Origin Agritech Limited shareholders' equity	180,288	139,371	(e)	319,659	47,869
Non-controlling interests	38,329	(7,946)	(b)	30,383	4,550

Total equity	218,617	131,425		350,042	52,419

Total liabilities and equity	880,626	(320,631)		559,995	83,859

See the accompanying notes which are an integral part of these unaudited pro forma condensed consolidated financial statements.

ORIGIN AGRITECH LIMITED
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended September 30, 2016
	As reported	Sale of Seed Distribution Business		Pro forma		Pro forma
	RMB	RMB		RMB		US$

Revenues	335,251	(334,775)	(f)	476		72
Cost of revenues	(259,253)	259,253	(f)	-		-

Gross profit	75,998	(75,522)		476		72
Operating expenses
Selling and marketing	(38,079)	35,503	(f)	(2,576)		(386)
General and administrative	(62,159)	40,413	(g)	(21,746)		(3,257)
Research and development	(44,032)	2,760	(f)	(41,272)		(6,180)
Other income, net	6,964	(4,380)	(f)	2,584		387

Total operating expenses, net	(137,306)	74,296		(63,010)		(9,436)
Income (loss) from operations	(61,308)	(1,226)		(62,534)		(9,364)
Interest expense	(14,251)	6,644	(f)	(7,607)		(1,139)
Interest income	162	(93)	(f)	69		10

Income (loss) before income taxes	(75,397)	5,325		(70,072)		(10,493)
Income tax benefits
Current	(1,436)	1,436	(f)	-		-
Deferred	-	-	(f)	-		-

Income tax benefits	(1,436)	1,436	(f)	-		-

Net income (loss)	(76,833)	6,761		(70,072)		(10,493)
Less: Net income (loss) attributable to non-controlling interests	(11,255)	(481)	(f)	(11,736)		(1,757)
Net income (loss) attributable to Origin Agritech Limited	(65,578)	7,242		(58,336)		(8,736)

Net loss attributable to Origin Agritech Limited per share - basic	(2.87)			(2.55)	(h)	(0.38)

Net loss attributable to Origin Agritech Limited per share - diluted	(2.87)			(2.55)	(h)	(0.38)

Shares used in calculating basic net loss per share	22,858,541			22,858,541		22,858,541

Shares used in calculating diluted net loss per share	22,858,541			22,858,541		22,858,541

See the accompanying notes which are an integral part of these unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except number of share, per share data and unless otherwise stated)

1.    Planned sale of commercial seed product and distribution business

On September 26, 2016, the Company entered into a Master Transaction Agreement to sell its corn seed production and distribution business to Beijing Shihui Agricultural Development Co, Ltd. ("Shihui" or the "Buyer"). The brother and the son of Dr. Han Gengchen, Chairman of the Board of the Company, are currently the principle shareholders of Shihui and the brother is an officer of Shihui. The overall transaction will be conducted in two steps. The first step will be the sale of the equity held by Beijing Origin of each of the Denong, Changchun Origin and Linze Origin companies, and the second step will be the sale of a company holding the assets of Beijing Origin's branch in Zhengzhou ("Zhengzhou Branch") and the office building in Beijing, PRC. Beijing Origin will also orchestrate with the parties that own minor percentages of Changchun Origin, not now owned by Beijing Origin, to purchase their ownership equity amounts so that the Buyer acquires from Beijing Origin all of the equity of Changchun Origin in the first step of the transaction. The second step requires Beijing Origin to effect a restructuring to form a company to own the current office building located in Beijing, PRC and certain other assets (together the "Zhengzhou Branch Assets"), which company will be sold to the Buyer so as to transfer the building and assets to the Buyer.

At the first closing, the Buyer will pay to Beijing Origin RMB200 million, for the 98.58% equity ownership interest in Denong, 100% equity ownership interest in Changchun Origin and 100% equity ownership interest in Linze Origin (together the "VIE Subsidiaries"). The first closing is conditioned (among other things) on Beijing Origin acquiring the current minority percentage ownership of Changchun Origin that is held by Dr. Han Gengchen, so as to deliver to the Buyer 100% of the equity ownership of Changchun Origin. The minority interest of Denong will continue to be held by two third parties and will not be sold to the Buyer. At the second closing, the Buyer will pay to Beijing Origin RMB 190 million and the RMB10 million deposit, which has been received in September 2016, will be used to settle for the 100% ownership interest in an entity formed by Beijing Origin as part of its reorganization to hold the Zhengzhou Branch Assets. The total consideration to be paid to Beijing Origin will be RMB 400 million.

The Buyer will assume the outstanding liabilities of the VIE Subsidiaries and the Zhengzhou Branch Assets, except for certain outstanding bank loans. The current bank loans aggregating RMB100 million will be transferred to Beijing Origin, subject to the approval and agreement of the bank lenders. If the bank loans cannot be transferred, then the purchase price will be reduced for the outstanding amount due, but any guarantees provided by Dr. Han Gengchen will be terminated without liability to Beijing Origin or Dr. Han Gengchen.

All intercompany accounts between Beijing Origin and its retained affiliates, on the one hand, and the VIE Subsidiaries, on the other hand, regardless of any due dates, existing prior to the first closing will be paid in full before or at the first closing. The Buyer and Beijing Origin will negotiate separate license agreements regarding the Buyer's continued use of the trademarks and trade names owned by Beijing Origin and licensing designated seeds developed by Beijing Origin or Beijing Biotechnology. Origin Agritech and Beijing Origin are jointly responsible for all transfer, documentary, sales, use, stamp, recording, value added, registration, conveyancing taxes and fees in connection with the sale of the various types of assets to Buyer.

Beijing Origin has agreed that for ten years after the closing, without the written consent of the Buyer, it and its affiliated entities will not directly conduct any business in the distribution of crop seeds in the PRC, except for the distribution of crop seeds in Xinjiang province by Xinjiang Origin.

Following the sale of the business, Origin will retain its corn breeding and biotech research and development capabilities, which include modern laboratories, extensive field testing networks and off-season winter nursery in Hainan, to expand and pursue germplasm and trait licensing opportunities. Through Xinjiang Originbo, Origin also will maintain its "Green Pass" status, allowing it the competitive advantage of introducing new hybrid varieties to the Chinese market through an expedited government approval process.

2.    Unaudited pro forma adjustments (in thousands)

The following pro forma adjustments are included in the unaudited pro forma condensed consolidated balance sheet and/or the unaudited pro forma condensed consolidated statement of income.

(a)
Proceeds from sale of the Business of RMB400,000, less deposits received from proposed sale of the Business of RMB10,000, less the cash and cash equivalent of the Business of RMB50,934, less RMB100,000 reduce from purchase price assuming the outstanding bank loan of Seed Distribution Business cannot be transferred, and net of transaction related taxes of RMB44,084 and expenses of RMB7,989 to be paid.

(b)
Elimination of assets and liabilities attributable to the Business to be acquired by the Buyer. Amounts represent the unaudited combined balance sheet for the Business as of September 30, 2016.

(c)
Elimination of the amount due to related party attribute to the Business of RMB87,974 and deposit from sale of the Business of RMB3,330.

(d)
Elimination of other payables and accrued expenses attributable to the Business of RMB16,710, accrued expenses for transaction related expenses of RMB7,154 to be paid and deposit from sale of the Business of RMB6,670.

(e)
Estimated impact on retained earnings on sale of the Business, net of tax and transaction related expenses:

RMB
Purchase price associated with sale of the Business	400,000
Less: estimated transaction related expenses to be incurred	(835)
Less: reduce from purchase price assuming the outstanding bank loan cannot be transferred	(100,000)

Net proceeds	299,165
Assets of the Business	(558,558)
Liabilities of the Business	434,902
Other taxes on the sales of Business	(15,990)

Pre-tax gain on sale of the business	159,519
Tax effect of enterprise income tax	(28,094)

Net impact on total equity	131,425
Less: non-controlling interests	(7,946)

Net impact on retained earnings	139,371

(f)
Elimination of the operating results of the Business from the operating results as reported by Origin. Amounts represent the unaudited combined statement of income for the Business for the year ended September 30, 2016.

(g)
Represents the elimination of General and administrative expenses of the Business of RMB30,373 as reported by Origin and nonrecurring transaction costs incurred of RMB10,040 that are directly related to the disposal of the Business.

(h)
The calculation of pro forma basic and diluted earnings per share for the fiscal year 2016 presented is as follows:

	Year Ended September 30, 2016
	RMB	US$
Basic and diluted net earnings per share
Numerator:
Net loss – basic and diluted	(58,336)	(8,736)
Denominator:
Weighted-average shares outstanding used in computing basic and diluted income per share	22,858,541	22,858,541
Net loss per share – basic and diluted	(2.55)	(0.38)

Pro forma earnings per share is presented utilizing the pro forma calculated net loss and computing against the originally disclosed weighted-average share calculation for both basic and diluted shares outstanding in the period presented.

The estimated gains on the disposal of the business have been included as an adjustment to retained earnings but have not been reflected in the pro forma statements of operations as the gains are non-recurring in nature. Furthermore, it is estimated that the disposal of the business will result in income taxes payable as described above; however such amounts are subject to further refinement and adjustment based on a more comprehensive tax analysis and review. Such income taxes payable are reflected as an adjustment in the pro forma condensed consolidated balance sheet as of September 30, 2016; however, such amount is not reflected in the pro forma statements of operations for any period presented as the charge is non-recurring.

Unaudited Combined Financial Statements

              The following sets forth summary unaudited combined financial statements of the portion of the Company being sold, and representing the Business, for each of the two years ended September 30, 2015 and 2016. This unaudited combined financial statements as of September 30, 2015 and 2016 has been derived from our audited consolidated financial statements and related notes, prepared in accordance with U.S. GAAP, included in the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2016, at pages F-1 through F-42.

              The financial statements should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" at pages 44-60, and the consolidated financial statements and related notes at pages F-1 through F-42 included in the Company's Annual Report on Form 20-F for the year ended September 30, 2016, filed on January 9, 2017, which are incorporated by reference into this proxy statement. Please see "Where You Can Find More Information" for a description of how to obtain a copy of such Annual Report.

THE BUSINESS TO BE DISPOSED
UNAUDITED COMBINED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	45,616	50,934	7,627
Accounts receivable, less allowance for doubtful amounts of RMB2,445 and RMB2,686 as of September 30, 2015 and 2016, respectively (note 4)	2,027	467	70
Advances to suppliers (note 5)	6,507	2,778	416
Advances to growers	20,235	21,658	3,243
Inventories (note 6)	398,209	311,844	46,699
Income tax recoverable	48	48	7
Other current assets (note 7)	2,641	3,064	459

Total current assets	475,283	390,793	58,521
Land use rights, net (note 8)	16,774	16,341	2,447
Plant and equipment, net (note 9)	143,318	134,537	20,147
Goodwill (note 2)	11,973	11,973	1,793
Acquired intangible assets, net (note 10)	4,111	3,038	455
Other assets (note 11)	2,479	1,876	281

Total assets	653,938	558,558	83,644

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (note 12)	130,000	100,000	14,975
Accounts payable	2,926	3,084	462
Due to growers	4,275	3,660	548
Due to related parties (note 3)	24,983	87,974	13,174
Advances from customers	263,961	208,386	31,206
Deferred revenues	11,249	7,008	1,049
Income tax payable (note 15)	37	-	-
Other payables and accrued expenses (note 13)	15,404	16,710	2,502

Total current liabilities	452,835	426,822	63,916
Other long-term liability (note 14)	8,956	8,080	1,210

Total liabilities	461,791	434,902	65,126

Commitments and contingencies (note 17)
Shareholders' equity:
Net parent investment	184,682	115,710	17,328
Non-controlling interest	7,465	7,946	1,190

Total equity	192,147	123,656	18,518

Total liabilities and equity	653,938	558,558	83,644

The accompanying notes are an integral part of these unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
UNAUDITED COMBINED STATEMENTS OF INCOME
(In thousands, except number of share and per share data)

	Year ended September 30,
	2015 RMB	2016 RMB	2016 US$
Revenues, including sales to a related party of RMB40,586 and RMB102,234 for the years ended September 30, 2015 and 2016, respectively (note 3)	376,250	334,775	50,133
Cost of revenues	(264,039)	(259,253)	(38,824)

Gross profit	112,211	75,522	11,309
Operating expenses
Selling and marketing	(38,102)	(35,503)	(5,317)
General and administrative	(26,576)	(30,373)	(4,548)
Research and development	(2,599)	(2,760)	(413)
Other income, net	12,788	4,380	656

Total operating expenses, net	(54,489)	(64,256)	(9,622)
Income from operations	57,722	11,266	1,687
Interest expense	(8,067)	(6,644)	(995)
Interest income	119	93	14

Income before income taxes	49,774	4,715	706
Income expense (note 15)
Current	(1,295)	(1,436)	(215)
Deferred	-	-	-

Income expense benefits	(1,295)	(1,436)	(215)

Net income	48,479	3,279	491
Less: Net income attributable to non-controlling interests	916	481	72
Net income attributable to the Business	47,563	2,798	419

The accompanying notes are an integral part of these unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
UNAUDITED COMBINED STATEMENTS OF EQUITY
(In thousands, except number of share and per share data)

	Net Parent Investment RMB	Non- controlling Interests RMB	Total Equity RMB
Balance as of September 30, 2014	257,718	6,549	264,267
Net income	47,563	916	48,479
Net transfers to parent	(120,599)	-	(120,599)
Balance as of September 30, 2015	184,682	7,465	192,147
Net income	2,798	481	3,279
Net transfers to parent	(71,770)	-	(71,770)
Balance as of September 30, 2016	115,710	7,946	123,656
In US$ @ 6.6778	17,328	1,190	18,518

The accompanying notes are an integral part of these unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
UNAUDITED COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2015	2016	2016
	RMB	RMB	US$
Operating activities:
Net income attributable to the Business	47,563	2,798	419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,798	12,043	1,803
Loss on disposal of plant and equipment	98	202	30
Allowance for doubtful account	(1,037)	242	36
Provision for inventories	10,965	19,405	2,906
Non-controlling interests	916	481	72
Changes in operating assets and liabilities:
Accounts receivable, net	(295)	1,318	197
Due from related parties	141	-	-
Advances to growers	(37)	(1,423)	(213)
Advances to suppliers	7,406	3,729	558
Inventories	77,906	66,960	10,027
Other current assets	(982)	(656)	(98)
Other assets	740	603	90
Accounts payable	(635)	158	24
Due to growers	(1,720)	(615)	(92)
Due to related parties	24,983	62,991	9,432
Advances from customers	(37,227)	(55,575)	(8,322)
Income tax payable	37	(37)	(6)
Deferred revenues	(7,780)	(4,241)	(635)
Other long-term liabilities	(893)	(876)	(131)
Other payables and accrued expenses	(9,954)	1,245	187

Net cash provided by operating activities	122,993	108,752	16,284

Investing activities:
Proceeds from disposal of plant and equipment	-	451	68
Purchase of plant and equipment	(4,094)	(2,115)	(317)

Net cash used in investing activities	(4,094)	(1,664)	(249)

Financing activities:
Proceeds from short-term borrowings	130,000	100,000	14,975
Repayment of short-term borrowings	(110,000)	(130,000)	(19,467)
Intercompany activity and transfers, net	(120,599)	(71,770)	(10,748)

Net cash used in financing activities	(100,599)	(101,770)	(15,240)

Net increase in cash and cash equivalents	18,300	5,318	795
Cash and cash equivalents, beginning of year	27,316	45,616	6,832

Cash and cash equivalents, end of year	45,616	50,934	7,627

Supplemental disclosures of cash flow information:
Income taxes paid	1,295	1,436	215

Interest paid, net of interest capitalized	8,067	6,644	995

The accompanying notes are an integral part of these unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

1.           BUSINESS OVERVIEW

    The business to be sold consists of substantially all of the assets and liabilities exclusively related to or used in connection with the Business. The Business includes the seed production and distribution business operated by Beijing Origin Seed Limited ("Beijing Origin"), Denong Zhengcheng Seed Limited ("Denong"), Changchun Origin Seed Technology Development Limited ("Changchun Origin") and Linze Origin Seed Limited ("Linze Origin").

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of preparation

    The unaudited combined financial statements for the Business to be disposed (the "Unaudited Combined Financial Statements") reflect the historical financial position, results of operations and cash flows of the Business for the periods presented and includes only the assets, liabilities and operating activity of the Business. The carrying value of those assets less the carrying value of those liabilities on each of the balance sheet dates represents the Company's net investment in the Business at that date. The historical financial statements have been derived from the consolidated financial statements of Origin Agritech Limited ("Origin"), and include the revenue, costs of revenue, operating and other expenses associated with the Business. We have made assumptions and allocations to depict the Business on a stand-alone basis for the periods presented. As a result, the unaudited combined financial statements may not be indicative of the financial position, results of operations and cash flows that would have been presented if the Business had been a stand-alone entity.

    The combined statements of operations for the Business include allocations for certain support functions that are provided on a central basis by the Origin and allocated to the Business, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. Where specific identification of expenses was not practicable, a reasonable method of allocation was applied to those expenses based on the underlying activity drivers as a basis of allocation, including management estimates of the proportion of shared employees' time spent supporting the Business and the corresponding application of such percentages to compensation and other applicable shared costs. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Business had it been operating as an independent company for the periods presented or the amounts that will be incurred in the future.

    Operating results for the years ended September 30, 2015 and 2016 are not necessarily indicative of the results that may be expected for any future period. In the opinion of management, the Unaudited Combined Financial Statements include all adjustments necessary to present fairly the financial position and operating results of the Business for the periods presented. The Master Agreement is subject to approval by Origin's shareholders and other closing conditions.

    The Unaudited Combined Financial Statements of the Business are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"); include

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    the assets, liabilities, revenues, expenses and cash flows of the Business. The effects of all balances, transactions and cash flows between the combining businesses or entities are eliminated in preparing the Unaudited Combined Financial Statements of the Business.

    Related Party Funding and Expense Allocation

    The Company has a centralized cash management function which funds its business unit operations as needed. The Business has generally generated cash from its operating activities and has contributed to the cash flows of the Company. The amounts have been reported as a component of the change in net parent investment.

    These statements reflect allocated general corporate expenses associated with centralized support functions including, but not limited to, corporate executive management, tax, accounting and finance, information technology, human resources and legal. The costs associated with these generally include all payroll and benefit costs as well as overhead costs related to the support functions. The Company also allocated costs associated with office facilities, and pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits for employees participating in the government mandated multi-employer defined contribution plan. All such amounts have been deemed to have been contributed to the Business in the period in which the costs were recorded.

    Convenience translation into United States dollars

    The Unaudited Combined Financial Statements are presented in Renminbi. The translation of Renminbi amounts into United States dollar amounts has been made for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the State Administration of Foreign Exchange in China on September 30, 2016 of RMB6.6778 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be readily converted into United States dollar amounts at that rate or any other rate.

    Use of estimates

    The preparation of the Unaudited Combined Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Unaudited Combined Financial Statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Business's unaudited combined financial statements include inventory valuation, account receivable valuation, useful lives of plant and equipment and acquired intangible assets, the valuation allowance for deferred income tax assets, valuation of goodwill and valuation of long-lived assets. Actual results could differ from those estimates.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Cash and cash equivalents

    Cash and cash equivalents consist of cash on hand, cash accounts, interest bearing savings accounts, time certificates of deposit and debt securities with a maturities of three months or less when purchased.

    Inventories

    Inventories are stated at the lower of cost, determined by weighted-average method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

    The Business periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.

    Land use rights, net

    Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreements on a straight-line basis for the beneficial period.

    Plant and equipment, net

    Plant and equipment are recorded at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Plant and building	20-40 years
Machinery and equipment	10-15 years
Furniture and office equipment	5-8 years
Motor vehicles	5-10 years
Leasehold improvements	Shorter of the useful lives or the lease term

    The Business constructs certain of its facilities. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, and equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

    Leases

    Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Business has no capital leases for any of the periods presented.

    Goodwill

    Goodwill represents the excess of aggregate purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Business adopted FASB ASC 350-10 and performs its annual impairment review of goodwill on September 30 of each year. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, which is determined to be the enterprise level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a business combination.

    The carrying amount of the goodwill at September 30, 2015 and 2016 represents the cost arising from the business combinations in previous years and no impairment on goodwill was recognized for any of the periods presented for the Business. The movement for goodwill is as follow:

	September 30,
	2015 RMB	2016 RMB

Balance at beginning of year	11,973	11,973
Additions	-	-
Written off	-	-

	11,973	11,973

    Acquired intangible assets, net

    Acquired intangible assets primarily consist of purchased technology rights and distribution network and are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of these assets and recorded in operating

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    expenses. Amortization is calculated on a straight-line basis over the following estimated useful lives for the main acquired intangible assets:

Technology rights for licensed seeds	3-20 years
Distribution network	6-14 years
Trademark	Indefinite

    Trademarks, which have indefinite live are not amortized but are reviewed for impairment at least annually, at year end date, or earlier upon the occurrence of certain triggering events.

    Cost method investment is stated at cost less impairment loss, if any.

    Valuation of long-lived asset

    The Business reviews the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset and intangible assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets and intangible assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

    Revenue recognition

    The Business derives its revenues primarily from the sale of various branded conventional seeds and branded seeds with biotechnology traits.

    Revenue is recognized when pervasive evidence of an arrangement exists, products have been delivered, the price is fixed or determinable, collectability is reasonably assured and the right of return has expired. The Business generally determines the final selling price after a period the goods are delivered to the customers. Accordingly, the Business defers revenues recognition until the selling price has been finalized with the customers. The estimated amounts of revenues billed in excess of revenues recognized are recorded as deferred revenues.

    Government subsidies

    A government subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received.

    When the Business received the government subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    payables and accrued expenses, and other long-term liability. The reclassification of short-term or long-term liabilities is depended on the management's expectation of when the conditions attached to the grant can be fulfilled.

    Government subsidies recognized as other income in the statement of income for the years ended September 30, 2015 and 2016, were RMB1,072 and RMB894, respectively.

    Cost of revenues

    Cost of revenues consists of expenses directly related to sales, including the purchase prices and development costs for seeds and, during the fiscal years ended September 30, 2015 and 2016, agricultural chemical products, depreciation and amortization, impairment of inventory, shipping and handling costs, salary and compensation, supplies, license fees, and rent.

    Research and development costs

    Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

    Advertising costs

    Advertising costs are expensed when incurred and included in selling and marketing expenses. For the years ended September 30, 2015 and 2016, advertising costs were RMB5,412 and RMB6,919, respectively.

    Shipping and handling cost

    The Business includes shipping and handling costs as either cost of goods sold or selling and administrative expenses depending on the nature of the expenses. Shipping and handling costs which relate to transportation of products to customers' locations is charged to selling and marketing expenses and shipping and handling which relate to the transportation of goods to factories from suppliers and from one factory to another is charged to cost of revenues.

    For the years ended September 30, 2015 and 2016, shipping and handling cost included in selling and marketing expenses were RMB7,198, and RMB6,113 respectively.

    Borrowing cost

    Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    capitalized. All other borrowing costs are recognized in interest expenses in the statement of income in the period in which they are incurred.

    Allowance for doubtful account

    The Business regularly monitors and assesses the risk of not collecting amounts owed to the Business by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Business records an allowance for doubtful accounts for this risk.

    Income taxes

    Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited combined financial statements, net of operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

    The Business adopted FASB ASC 740-10. The Company's policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

    Foreign currency translation

    The functional currency of the Business is Renminbi. Monetary assets and liabilities denominated in currencies other than Renminbi are translated into Renminbi at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than Renminbi are converted into Renminbi at the applicable rates of exchange prevailing the transactions occurred. Transaction gains and losses are recognized in the combined statements of income.

    Fair value measurement

    The Business adopted FASB ASC 820-10, and which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    ASC 820-10 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

    Level 1 - Quoted prices in active markets for identical assets or liabilities.

    Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

    Working capital deficit and management's plan

    As of September 30, 2016, the Business had current assets of RMB390,793 and current liabilities of RMB438,172 (including amounts due to Beijing Shihui Agricultural Development Co, Ltd. ("Shihui"), a related party being controlled by close family members of the Origin Agritech Limited's Chairman, for RMB99,324), resulting in a working capital deficit of approximately RMB47,379. We assess liquidity by our ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. As management believes it can secure financial resources to satisfy the Company's current liabilities and the capital expenditure needs in the next 12 months, our Unaudited Combined Financial Statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

    Recently issued accounting pronouncements

      •
      In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective.

      The FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015. The amendments in this update defer the effective date of ASU No. 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Recently issued accounting pronouncements

        Further to ASU No. 2014-09 and ASU No. 2015-14, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016, ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, in April 2016, and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, in May 2016, respectively. The amendments in ASU No. 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU No. 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU No. 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU No. 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition. Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date and transition requirements for ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12 are the same as ASU No. 2014-09. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12 on its unaudited combined financial statements and related disclosures.

      •
      In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity's satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Recently issued accounting pronouncements

      •
      In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This ASU provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. Currently, there is no guidance in the U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this ASU provide such guidance and should reduce diversity in the timing and content of footnote disclosures. The amendments in this ASU require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards.

      Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is evaluating the effects, if any, that the adoption of the amendments in this ASU will have on the disclosure of the unaudited combined financial statements.

      •
      In June 2015, the FASB issued ASU No. 2015-10, Technical Corrections and Improvements. The amendments in ASU No. 2015-10 cover a wide range of Topics in the ASC. The amendments in ASU No. 2015-10 represent changes to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the ASC easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the ASC. Transition guidance varies based on the amendments in ASU No. 2015-10. The amendments in ASU No. 2015-10 that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of ASU No. 2015-10. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2015-10 on the unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Recently issued accounting pronouncements

      •
      In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this update require an entity to measure inventory within the scope of ASU No. 2015-11 (the amendments in ASU No. 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU No. 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards ("IFRS"). ASU No. 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU No. 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2015-11 on the unaudited combined financial statements.

      •
      In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in ASU No. 2015-17 require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not expect the adoption of ASU No. 2015-17 to have a material impact on its unaudited combined financial statements.

      •
      In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Recently issued accounting pronouncements

        liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU No. 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU No. 2016-01, early adoption of the amendments in this update is not permitted. The Company does not expect the adoption of ASU No. 2016-01 to have a material impact on its unaudited combined financial statements.

      •
      In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU No. 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU No. 2016-02 is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2016-02 on its unaudited combined financial statements.

      •
      In April 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU No. 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU No. 2016-09 on its unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Recently issued accounting pronouncements

      •
      In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its unaudited combined financial statements.

      •
      In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU No. 2016-15 on its unaudited combined financial statements.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

3.           RELATED PARTY BALANCES AND TRANSACTIONS

  (1)
  Related party relationships

Name of related parties	Relationship

Shihui	Being owned by close family members of the Company's Chairman
  (2)
  Due to related parties

	September 30,

	2015 RMB	2016 RMB

Shihui (note (i))	24,983	87,974

	24,983	87,974

Note (i):	The balance as of September 30, 2015 and 2016 represented the advance from Shihui for its seed sales.
  (3)
  Transactions with related parties

  (a)
  Sales to

	Year ended September 30,

	2015 RMB	2016 RMB

Shihui	40,586	102,234

	40,586	102,234

  (b)
  Rental income received from

	Year ended September 30,

	2015 RMB	2016 RMB

Shihui	-	250

	-	250

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

4.           ACCOUNTS RECEIVABLE

    Accounts receivable consists of trade receivables resulting from sales of products during the normal course of business.

    Allowance for doubtful account is as follows:

	Year ended September 30,

	2015 RMB	2016 RMB

Balance at beginning of year	2,445	2,445
Additions	-	241
Reversal of recovered debts	-	-

Balance at end of year	2,445	2,686

5.           ADVANCES TO SUPPLIERS

              Advances to suppliers consist of the following:

	September 30,

	2015 RMB	2016 RMB

Purchases of materials	4,746	315
Prepayments for advertisement	565	941
Prepayments for transportation fee	2	2
Prepayments for testing fee	214	214
Utility deposit	6	86
Deposits for research and development fee	566	628
Deposits for equipment and plant	104	222
Others	304	370

	6,507	2,778

    Advances to suppliers mainly represent deposits paid but related materials and services have not been provided to the Business.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

6.           INVENTORIES

              Inventories consist of the following:

	September 30,

	2015 RMB	2016 RMB

Work in progress and supplies	380,196	330,076
Finished goods	64,186	38,898
Provision	(46,173)	(57,130)

	398,209	311,844

    Inventory with net values of RMB27,323 and RMB36,436 have been pledged as collateral for bank loans as of September 30, 2015 and 2016.

    As of September 30, 2015 and 2016, goods already delivered to customers but still recorded in finished goods, amounted to RMB6,198 and RMB3,681 respectively. As the Business does not recognize revenues until the selling prices of respective goods have been finalized with the customers, goods delivered to customers as mentioned above will only be recognized as cost of revenues when related revenues is recognized.

    Provision for inventories is as below:

	Years ended September 30,

	2015 RMB	2016 RMB

Balance at beginning of year	53,587	46,173
Additions	10,965	20,502
Write-off	(18,379)	(9,545)

Balance at end of year	46,173	57,130

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

7.           OTHER CURRENT ASSETS

              Other current assets consist of the following:

	September 30,

	2015 RMB	2016 RMB

Advances to staff for business use	1,405	1,405
Deposits for rental	1,103	1,096
Others	133	563

	2,641	3,064

8.           LAND USE RIGHTS, NET

              Land use rights, net consist of the following:

	September 30,

	2015 RMB	2016 RMB

Land use rights	21,334	21,334
Accumulated amortization	(4,560)	(4,993)

Land use rights, net	16,774	16,341

    Land use rights with net values of RMB5,564 and RMB5,411 have been pledged as collateral for bank loans as of September 30, 2015 and 2016, in which land use rights with net values of RMB2,631 and RMB2,300 pledged under Beijing Origin was not attributable to the Business as of September 30,2015 and 2016. Amortization expenses for the years ended September 30, 2015 and 2016 were RMB434 and RMB433, respectively.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

9.           PLANT AND EQUIPMENT, NET

              Plant and equipment, net consist of the following:

	September 30,

	2015 RMB	2016 RMB

Plant and building	130,906	131,835
Machinery and equipment	76,047	77,619
Furniture and office equipment	6,036	5,449
Motor vehicles	5,210	4,907

Total	218,199	219,810
Accumulated depreciation	(76,662)	(85,626)
Construction in progress	1,781	353

Plant and equipment, net	143,318	134,537

    Included in plant and building with net values of RMB42,933 and RMB48,745 have been pledged for bank loans as of September 30, 2015 and 2016, in which plant and building net values of RMB32,692 and RMB31,733 pledged under Beijing Origin was not attributable to the Business as of September 30, 2015 and 2016.

    The depreciation expenses for the years ended September 30, 2015 and 2016 were RMB10,924 and RMB10,537, respectively.

    Construction in progress mainly refers to the new office buildings, production lines and other production facilities under construction.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

10.         ACQUIRED INTANGIBLE ASSETS, NET

              Acquired intangible assets, net consist of the following:

	September 30,

	2015 RMB	2016 RMB

Technology rights for licensed seeds	24,703	24,703
Distribution network	6,738	6,738
Others	3,095	3,095

	34,536	34,536
Accumulated amortization	(29,148)	(30,221)
Impairment provision	(1,277)	(1,277)

Acquired intangible assets, net	4,111	3,038

    Amortization expenses for the years ended September 30, 2015 and 2016 were RMB1,440 and RMB1,073, respectively. No impairment provision has been charged for the years ended September 30, 2015 and 2016.

    Amortization expense on these intangible assets for each of the next five years is as follows:

Year ending September 30,	RMB

2017	788
2018	698
2019	680
2020	356
2021	148

Total	2,670

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

11.         OTHER ASSETS

              Other assets consist of the following:

	September 30,

	2015 RMB	2016 RMB

Prepaid lease	2,196	1,834
Deposits for purchase of plant and equipment	233	-
Others	50	42

	2,479	1,876

12.         BORROWINGS

	September 30,

	2015 RMB	2016 RMB

Short-term borrowings	130,000	100,000

    Fiscal year 2016:

    As of September 30, 2016, short-term borrowings were comprised of secured and unsecured bank loans of RMB65,000 and RMB35,000, respectively.

    A secured bank loan of RMB15,000 with an interest rate of 5.87% per annum, is represented by the bank borrowing under Beijing Origin's branch in Zhengzhou, which was secured by land use right of RMB3,111 (note 8), plant and equipment of RMB9,501 (note 9) and two guarantee contracts. Another secured bank loan of RMB50,000 with an interest rate of 5.71% per annum, is represented by the bank borrowing under Linze Origin, which was secured by inventory of RMB36,436 (note 6), and plant and equipment of RMB7,511 (note 9).

    On the other hand, unsecured short-term loans of RMB35,000 under Linze Origin were guaranteed by Chairman of Origin and Beijing Origin. The interest rate of the loan was 4.57% per annum.

    Fiscal year 2015:

    As of September 30, 2015, short-term borrowings were comprised of secured and unsecured bank loans of RMB45,000 and RMB85,000, respectively.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

12.         BORROWINGS - Continued

    A secured bank loan of RMB 15,000 with an interest rate of 6.885%, is represented by the bank borrowing under Beijing Origin's branch in Zhengzhou, which was secured by land use right of RMB 3,203 (note 8), plant and equipment of RMB 10,241 (note 9) and two guarantee contracts. Another secured bank loan of RMB30,000 with an interest rate of 5.936% per annum, is represented by the bank borrowing under Linze Origin, which was secured by inventory of RMB 27,323 and two guarantee contracts.

    On the other hand, unsecured short-term bank loans amounting to RMB85,000 under Linze Origin were guaranteed by Chairman of Origin and Beijing Origin. The annual interest rates of these loans were ranged from 4.850% to 6.068%.

13.         OTHER PAYABLES AND ACCRUED EXPENSES

    Other payables and accrued expenses consist of:

	September 30,
	2015 RMB	2016 RMB
Payable for purchase of plant and equipment	1,187	1,277
Payable for purchase of land use rights	620	620
Payable for purchase of construction-in-progress	238	209
Salaries and bonus payable	5,930	5,866
Accrued interest	1,813	1,813
Other taxes payable	105	114
Deposits from growers	969	355
Deposits from others	255	382
Payable for labor union, housing fund and education expenses	474	504
Deferred government subsidies	1,383	1,365
Others	2,430	4,205

	15,404	16,710

14.         OTHER LONG-TERM LIABILITY

    During the fiscal year 2011, the Business received government subsidies from the local PRC government for plant and equipment projects of RMB14.00 million. The non-current portion of such government subsidies are recorded as long-term liability for, which will be amortized over the estimated useful lives related to the plant and equipment and land use right.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

15.         INCOME TAXES

    The entities under the Business were incorporated in the PRC and governed by the PRC laws. The applicable tax rate of the PRC Enterprise Income Tax ("EIT") was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law. The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law stated that the income tax rate of a "high technology" company (high-tech status) is to remain at 15%.

    Preferential tax treatment of Beijing Origin as "high technology" company (High-tech Status) from October 28, 2011 to October 27, 2017 has been granted by the relevant tax authorities. Beijing Origin is entitled to a preferential tax rate of 15% which is subject to annual review. As a result of these preferential tax treatments, the reduced tax rates applicable to Beijing Origin for 2014, 2015 and 2016 are 15%. Linze Origin is entitled to a preferential tax rate of 15% from January 1, 2016 and December 31, 2016 in accordance with Cai Shui [2011] No. 58 issued by the PRC Ministry of Finance, General Administration of Customs and the State Administration of Taxation which is subject to annual review. Linze Origin is currently in the status of a preferential tax rate of 15% for the year ended September 30, 2016.

    Had all the above tax holidays and concessions not been available, the tax charges would have been higher by RMB3,275 and RMB3,431 for the years ended September 30, 2015 and 2016, respectively.

    The Business's liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Business's liability for income taxes. Any such adjustment could be material to the Business's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until September 30, 2016, the management considered that the Business had no uncertain tax positions affected its unaudited combined financial position. The Business's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

    The provision for income taxes expenses consists of the following:

	Year ended September 30,

	2015 RMB	2016 RMB

Current	1,295	1,436
Deferred	-	-

	1,295	1,436

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

15.         INCOME TAXES - Continued

    The principal components of the deferred income tax assets are as follows:

	September 30,

	2015 RMB	2016 RMB
Non-current deferred tax assets:
Net operating loss carry forward	1,396	4,398
Impairment on inventory	3,657	4,029
Others	8,888	7,694

Non-current deferred income tax assets	13,941	16,121
Valuation allowances	(13,941)	(16,121)

Net non-current deferred income tax assets	-	-

    The Business did not have any significant temporary differences relating to deferred tax liabilities as of September 30, 2015 and 2016.

    A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Business operates through the PRC entities and the valuation allowance is considered on each individual basis.

    The net operating loss attributable to the Business can only be carried forward for a maximum period of five years. The expiration period of unused tax losses is as follows:

	Year ended September 30,

	2015 RMB	2016 RMB
Calendar year ending,
2016	-	-
2017	-	-
2018	-	-
2019	5,583	5,583
2020	-	12,008

	5,583	17,591

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

15.         INCOME TAXES - Continued

    Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended September 30,

	2015%	2016%

Statutory rate	25	25
Effect of preferential tax treatment	(7)	(73)
Permanent book-tax difference	(9)	87
Change in valuation allowance	(2)	138
Over provision in prior year	(4)	(147)

Effective income tax rate	3	30

16.         EMPLOYEE BENEFIT PLAN AND PROFIT APPROPRIATION

    Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Business to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were RMB8,811 and RMB8,046 for the years ended September 30, 2015 and 2016, respectively.

    Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the limits of 50% of the entity's registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC ("PRC GAAP") at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation has been made for the years ended September 30, 2015 and 2016. There was no after-tax profit recorded in the PRC statutory accounts for 2015 and 2016. On the other hand, the amount set aside as of September 30, 2015 and 2016 were RMB3,942 and RMB3,942, respectively.

17.         COMMITMENTS AND CONTINGENCIES

  (a)
  Operating lease

  The Company leased certain land use rights for seed development and office premises under non-cancellable leases. Rental expenses under operating leases for the years ended September 30, 2015 and 2016 were RMB1,136 and RMB2,284, respectively.

THE BUSINESS TO BE DISPOSED
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2016
(In thousands, except number of share, per share data and unless otherwise stated)
(Unaudited)

17.         COMMITMENTS AND CONTINGENCIES - Continued

      As of September 30, 2016, the Business was obligated under operating leases requiring minimum rental as follows:

RMB
Year ending September 30,
2017	912

912

18.         FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and borrowings are reasonable estimates of their fair value. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

19.         OPERATING RISK

    Concentrations of credit risk

    Financial instruments that subject the Business to concentrations of credit risk consist primarily of cash and cash equivalents. The Business maintains its cash and cash equivalents with high-quality institutions. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

    Interest risk

    The interest rates and terms of repayment of bank and other borrowings ranged from 4.57% to 5.87%, which are fixed at the inception of the borrowings. Other financial assets and liabilities do not have material interest rate risk.

    Liquidity risk

    We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

              The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 4, 2017, by each of our directors and executive officers who beneficially own our ordinary shares, and other principal shareholders.

	Shares Beneficially Owned ( * )
	Number	Percentage of Total
Directors and Executive Officers:
Gengchen Han, Chairman of the Board(1)(2)	4,503,827	21.34%
Min Tang, Director(1)(3)	20,000	0.09%
Michael W. Trimble, Director(4)	105,000	0.46%
William S. Niebur, Chief Executive Officer and President(1)(5)	500,000	2.14%
Shashank Aurora, Chief Financial Officer(1)(6)	66,667	0.29%
Jihong Liang, Chief Technology Officer(1)(7)	66,667	0.29%
David Bullock, Director(1)(8)	10,000	0.04%

* Beneficial ownership and percentage is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

  (1)
  The business address of each of the individuals is c/o 21 Shengmingyuan Road, Changping District, Beijing, PRC 102206 and 666 Walnut Street, Des Moines, IA 50309. See Item 6B. "Directors, Senior Management, and Employees – Compensation" for discussion of option included in the table granted under the 2005, 2009 and 2014 Performance Equity Plans.

  (2)
  The shares reported in the above table are held by Dr. Han through a personal holding company, Sinodream Limited, a company formed under the laws of the British Virgin Islands of which he is the sole shareholder, officer and director. Therefore, Dr. Han will have voting and dispositive authority over all the shares. Includes 480,000 shares that may be acquired under stock options held by Dr. Han.

  (3)
  Includes 20,000 shares that may be acquired under stock options by Mr. Tang.

  (4)
  The business address of Mr. Trimble is 6159 Brandywine Drive, Johnston, IA 50131. Includes 20,000 shares that may be acquired under stock options held by Mr. Trimble.

  (5)
  Includes 500,000 shares that may be acquired under stock options held by Dr. Niebur and excludes 100,000 shares that may be acquired under stock option by Dr. Niebur.

  (6)
  Includes 66,667 shares that may be acquired under stock options held by Mr. Aurora. Excludes 133,333 shares that may be acquired under stock options held by Mr. Aurora.

  (7)
  Includes 66,667 shares that may be acquired under stock options held by Dr. Liang. Excludes 133,333 shares that may be acquired under stock options held by Dr. Liang.

  (8)
  Includes 10,000 shares that may be acquired under stock options held by Mr. Bullock.

              None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

              There is no U.S Federal income tax consequences, unless you are a resident of the United States and you exercise your dissenters' rights and are paid the fair value of the shares you hold. The Company is formed under the laws of the British Virgin Islands, which has as a subsidiary Beijing Origin. Because Beijing Origin, a company organized within the jurisdiction of the PRC, is selling its assets, being the Origin Subsidiaries, there is no event in the United States that would cause application of U.S. Federal income tax.

              If you dispose of your ordinary held in the Company by reason of surrender upon payment of the fair value thereof arrived at after exercise of your dissenter rights, you will have either an income or capital gains transaction where the sale price is the amount received from the Company. You should consult your tax advisor regarding the specific tax consequence of the exercise of your dissenter right in light of your particular situation, including the applicability and effect of U.S. Federal, state, local and non U.S. laws.

MATERIAL PRC INCOME TAX CONSEQUENCES

              The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the "EIT Law"). If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our shares pursuant to the exercise of dissenters' rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the exercise of dissenters' rights to you, including any PRC tax consequences.

              The transaction will be a capital transaction for the Company, and therefore it will have to pay corporate capital gains tax on the value of the transaction, less the basis of the assets sold. This tax is paid by the Company and is not a tax obligation of the shareholders.

MATERIAL BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

              The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the Master Agreement and the sale of the Business or the receipt of purchase price for the sale of the Origin Subsidiaries.. This is subject to the qualifications that British Virgin Islands stamp duty may be payable if any transaction documents are brought to or executed or produced before a court in the British Virgin Islands.

 FUTURE SHAREHOLDER PROPOSALS

              As the Company is a foreign private issuer, formed under the laws of the British Virgin Island, there is no requirement to hold an annual meeting. Therefore, currently, there is no scheduled time for any future meetings of the shareholders at which they might present shareholder proposals. If the Company plans to hold a meeting, it may provide notice, at which time the shareholders would be able to submit shareholder proposals for consideration at such a meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

              Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the sale of the Business. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the sale of the Business, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as "believes," "anticipates," "expects," "estimates," "intends," "may," "plans," "predicts," "projects," "will," "would" and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

              The following factors, among others, could cause actual results or matters related to the sale transaction to differ materially from what is expressed or forecasted in the forward-looking statements:

      •
      our goals and strategies which includes the sales of specific PRC assets for the marketing and distribution of seeds and the international and North America expansion, including how we implement our goals and strategies;

      •
      our expectations for our future business and product development, business prospects, results of business operations and current financial condition;

      •
      expected changes in our margins and certain costs or expenditures, inclusive of changes in our costs;

      •
      our future partnering and licensing strategies or policies;

      •
      our ability to successfully anticipate market demand for crop seeds;

      •
      our ability to acquire and integrate acquisitions into our growth strategies and to generate sufficient value to justify their acquisition and development cost and any reorganization we undertake with respect to the Company;

      •
      our plans for development of seed development or technology internally, including our ability to successfully develop and produce seeds, and receive regulatory approval for and distribute proprietary seed products;

      •
      our expectations regarding our need to produce seeds and other biotechnology activities under licenses from third parties, and production results of our contracted farming production base;

      •
      future development of agricultural biotechnology as a whole and the impact and acceptance of genetically modified crop seeds in our industry;

      •
      address the scope and impact of the governing and regulatory policies and laws regarding genetically modified seed products in our market, and our ability to apply for and receive necessary approvals and to develop, produce, market and distribute genetically modified crop seeds;

      •
      compliance with government registration and regulation;

      •
      our plans to license or co-develop seed products or technologies;

      •
      our plans to expand our business-level or corporate-level operations and product offerings in China and North America, in particular the United States;

      •
      likelihood of recurrence of accounting charges or impairments;

      •
      expected changes in our sources of revenues and income base from our business operations or other sources;

      •
      competition in the crop seed industry in China and other international markets;

      •
      future development of the crop seed industry in China and other international markets;

      •
      our plans for current staffing requirements and research and development;

      •
      our ability to successfully raise capital to accommodate company needs which are under acceptable terms and at an acceptable share price; and

      •
      adequacy of our facilities for our operations.

We believe it is important to communicate our expectations to our shareholders. However, there may be certain events in the future that we are not able to predict with accuracy or over which we have no control. The risk factors and cautionary language discussed in the Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including among other things:

      •
      changing interpretations of Generally Accepted Accounting Principles and the adoption or use of International Accounting Standards in the future;

      •
      outcomes of PRC and international government reviews, inquiries, investigations and related litigations;

      •
      continued compliance with government regulations of PRC and other governments;

      •
      legislative and regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged;

      •
      fluctuations in our customer demand;

      •
      management of the growth of our business and introduction of genetically modified products;

      •
      timing of approval, production, and market acceptance of new products, inclusive of our genetically modified products;

      •
      general economic conditions in the PRC and worldwide;

      •
      geopolitical events and regulatory changes; and

      •
      the other risks detailed in our filings with the SEC, including the information set forth under the caption "Item 3D. Risk Factors" in our Annual Report on Form 20-F for the year ended September 30, 2016. Please see "Where You Can Find More Information" beginning on page 82 for additional information

              Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the sale of the Business or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

              We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual report and other information with the SEC, the latter including quarterly financial data, investor information, notices of shareholder meetings and proxy statements. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC's website at http://www.sec.gov.

              You also may obtain free copies of the documents the Company files with the SEC by going to the "Investor Relations" section of our website at http://www.originseed.com.cn/en/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

              Statements contained in this proxy statement, including information incorporated by reference, regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to "incorporate by reference" information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company's annual report on Form 20-F, for the fiscal year ended September 30, 2016, filed with the SEC on January 9, 2017, is incorporated herein by reference.

              We undertake to provide, without charge, to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within three business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

              Requests for copies of our filings should be directed to our proxy solicitor, The Proxy Advisory Group, LLC, at the address and phone numbers provided elsewhere in this proxy statement.

              THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

              THIS PROXY STATEMENT IS DATED FEBRUARY 15, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

 Annex A

            MASTER TRANSACTION AGREEMENT

dated as of

September 26, 2016

by and among

Origin Agritech Limited,

Beijing Origin Seed Limited,

DenongZhengcheng Seed Limited,

Changchun Origin Seed Technology Development Limited,

Linze Origin Seed Limited,

and

Beijing Shihui Agricultural Development Co., Limited

 MASTER TRANSACTION AGREEMENT

            MASTER TRANSACTION AGREEMENT (this "Agreement"), dated as of September 26, 2016, by and among Origin Agritech Limited, a company incorporated under the Laws of the British Virgin Islands ("Origin Agritech"), Beijing Origin Seed Limited, a company incorporated under the Laws of the PRC ("Beijing Origin"), DenongZhengcheng Seed Limited, a company incorporated under the Laws of the PRC ("Denong"), Changchun Origin Seed Technology Development Limited, a company incorporated under the Laws of the PRC ("Changchun Origin"), Linze Origin Seed Limited, a company incorporated under the Laws of the PRC ("Linze Origin"), and Beijing Shihui Agricultural Development Co., Limited, a company incorporated under the Laws of the PRC ("Buyer"). Each party to this Agreement is herein referred to as a "Party" and collectively as the "Parties".

W I T N E S S E T H:

            WHEREAS, Beijing Origin is the owner of (i) 100% equity interest in Linze Origin, 99.83% equity interest in Changchun Origin and 98.58% equity interest in Denong, (ii) the Headquarters Building and (iii) the Zhengzhou Branch Assets and the Linze Branch Assets;

            WHEREAS, Origin Agritech effectively controls Beijing Origin through a series of contractual arrangements;

            WHEREAS, Beijing Origin intends to cause the remaining 0.17% equity interest in Changchun Origin to be transferred to Beijing Origin at a nominal price promptly after the execution and delivery of this Agreement;

            WHEREAS, Beijing Origin intends to cause the Restructuring to commence immediately after the execution and delivery of this Agreement; and

            WHEREAS, subject to the terms and conditions of this Agreement, Buyer desires to purchase from Beijing Origin, and Beijing Origin desires to sell to Buyer, the Denong Shares, the Changchun Origin Shares, the Linze Origin Shares and the Zhengzhou Origin Shares.

            NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

            Section 1.01.    Definitions.     (a) The following terms, as used herein, have the following meanings:

            "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings.

            "Applicable Law" means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

            "Bank Loans" means the loans of the VIE Subsidiaries as set out in Exhibit E.

            "Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in the PRC or the British Virgin Islands are authorized or required by Applicable Law to close.

            "Buyer Termination Fee" means an amount equal to RMB15 million.

            "Changchun Origin Purchase Agreement" means the share purchase agreement in the form set out in Exhibit A, entered into by Beijing Origin and Buyer concurrently with the execution of this Agreement.

            "Changchun Origin Shares" means 100% equity interest in Changchun Origin.

            "Competing Proposal" means, other than the transactions contemplated by this Agreement, any offer or proposal made by any Third Party relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Origin Agritech and its subsidiaries or 25% or more of any class of equity or voting securities of Origin Agritech or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Origin Agritech, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party's beneficially owning 25% or more of any class of equity or voting securities of Origin Agritech or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Origin Agritech or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Origin Agritech or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Origin Agritech and, in any case of (i), (ii) or (iii) above, such offer or proposal must relate to a material portion of the equity interests or assets contemplated to be sold to Buyer pursuant to this Agreement.

            "Denong Shares" means the 98.58% equity interest in Denong that is owned by Beijing Origin as of the date hereof.

            "Denong Purchase Agreement" means the share purchase agreement in the form set out in Exhibit B, entered into by Beijing Origin and Buyer concurrently with the execution of this Agreement.

            "Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations thereunder.

            "First Closing Date" means the date of the First Closing.

            "Governmental Authority" means any transnational, domestic or foreign federal, state or local governmental, executive, legislative, judicial, regulatory, taxing or administrative authority, department, court, arbitrator, agency or official, including any political subdivision thereof.

            "Headquarters Building" means that certain building located at 21 Sheng Ming Yuan Road, Changping District, Beijing, China, with the property ownership certificate number 30714.

            "Intervening Event" means any material circumstance, event, change or occurrence (other than a Competing Proposal) that (x) was not known or reasonably foreseeable to the board of directors of Origin Agritech on the date of this Agreement, which material circumstance, event, change or occurrence becomes known to the board of directors of Origin Agritech prior to the receipt of the Shareholder Approval, and (y) does not relate to a Competing Proposal or to the identity of Buyer and its Affiliates, including, subject to the foregoing clauses (x) and (y), changes in any applicable tax Laws, or official or judicial interpretations thereof, that would have a material adverse effect on the advisability of the transactions contemplated by this Agreement.

            "Law" means any transnational, domestic or foreign federal, national, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, including any Order.

            "Liens" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

            "Linze Branch Assets" means all assets used, or held for use, primarily in the business of the Linze branch of Beijing Origin as currently conducted.

            "Linze Branch Liabilities" means all liabilities to the extent arising from or related to the business of the Linze branch of Beijing Origin.

            "Linze Origin Purchase Agreement" means the share purchase agreement in the form set out in Exhibit C, to be entered into by Beijing Origin and Buyer concurrently with the execution of this Agreement.

            "Linze Origin Shares" means 100% equity interest in Linze Origin.

            "Material Adverse Effect" means a material adverse effect on the financial condition, business, assets or results of operations of the VIE Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in generally accepted accounting principles in the PRC or changes in the regulatory accounting requirements applicable to any industry in which the VIE Subsidiaries operate, (B) changes in the general economic or political conditions in the PRC, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the VIE Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters involving the PRC, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any action taken (or omitted to be taken) at the request of Buyer or (G) any action taken by Beijing Origin or its Affiliates that is required, expressly contemplated or permitted or not prohibited from being taken pursuant to this Agreement.

            "Origin Entities" means, collectively, Origin Agritech and Beijing Origin.

            "Origin Termination Fee" means an amount equal to RMB10 million.

            "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

            "PRC" means the People's Republic of China, solely for purposes of this Agreement, excluding Hong Kong, Macau Special Administrative Region and Taiwan.

            "Purchase Agreements" means, collectively, the VIE Subsidiary Purchase Agreements and the Zhengzhou Origin Purchase Agreement.

            "Restructuring" means a series of transactions implemented in accordance with the terms and conditions set forth in Schedule I.

            "RMB" means renminbi, the legal currency of the PRC.

            "Second Closing Date" means the date of the Second Closing.

            "Shares" means, collectively, the Denong Shares, the Changchun Origin Shares, the Linze Origin Shares and the Zhengzhou Origin Shares.

            "Third Party" means any Person, including as defined in Section 13(d) of the Exchange Act, other than Buyer or any of its Affiliates.

            "Transaction Documents" means, collectively, this Agreement, the Purchase Agreements and any other agreement, document or instrument required to be executed and delivered in connection with the transactions contemplated by this Agreement.

            "VIE Subsidiaries" means, collectively, Denong, Changchun Origin and Linze Origin.

            "VIE Subsidiary Purchase Agreements" means, collectively, the Changchun Origin Purchase Agreement, the Denong Purchase Agreement and the Linze Origin Purchase Agreement.

            "Zhengzhou Branch Assets" means all assets used, or held for use, primarily in the business of the Zhengzhou branch of Beijing Origin as currently conducted.

            "Zhengzhou Branch Liabilities" means all liabilities to the extent arising from or related to the business of the Zhengzhou branch of Beijing Origin.

            "Zhengzhou Origin" means a company to be established in connection with the Restructuring in accordance with the terms and conditions set forth in Schedule I, which will be wholly owned by Beijing Origin and will own the Headquarters Building and the Zhengzhou Branch Assets upon the consummation of the Restructuring.

            "Zhengzhou Origin Purchase Agreement" means the share purchase agreement in the form set out in Exhibit D, to be entered into by Beijing Origin and Buyer upon the consummation of the Restructuring.

            "Zhengzhou Origin Shares" means 100% equity interest in Zhengzhou Origin.

            (b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	Section 5.07(a)
Agreement	Preamble
Arbitrator	Section 11.06
Bankruptcy and Equity Exception	Section 3.02
Beijing Origin	Preamble
Buyer	Preamble
Changchun Origin	Preamble
Denong	Preamble
Deposit	Section 6.01
First Closing	Section 2.02(a)
HKIAC	Section 11.06
Linze Origin	Preamble
Long-Stop Date	Section 10.01(b)
Notice of Adverse Recommendation Change	Section 5.07(d)
Notice of Superior Proposal	Section 5.07(d)
Notice Period	Section 5.07(d)
Order	Section 9.01(a)
Origin Agritech	Preamble
Origin Agritech Shareholder Meeting	Section 5.06
Origin Board Recommendation	Section 3.02(b)
Party	Preamble
Purchase Price	Section 2.01
Representative	Section 5.07(a)
Second Closing	Section 2.02(b)
Shareholder Approval	Section 9.01(b)
Superior Proposal	Section 5.07(e)
VIE Subsidiary Securities	Section 3.05(b)

            Section 1.02.    Other Definitional and Interpretative Provisions.     The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to "law", "laws" or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2
PURCHASE AND SALE

            Section 2.01.    Purchase and Sale.     Upon the terms and subject to the conditions of this Agreement, Beijing Origin agrees to sell to Buyer, and Buyer agrees to purchase from Beijing Origin, (i) the Denong Shares, the Changchun Origin Shares and the Linze Origin Shares at the First Closing, and (ii) the Zhengzhou Origin Shares at the Second Closing. The total purchase price for the Shares is RMB400 million in cash (the "Purchase Price"). The Parties agree that the Purchase Price shall be paid in accordance with this Agreement and the Purchase Agreements.

            Section 2.02.    Closings.

            (a)    First Closing.     The closing (the "First Closing") of the purchase and sale of the Denong Shares, the Changchun Origin Shares and the Linze Origin Shares hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 2201 China World Office 2, 1 Jian Guo Men Wai Avenue, Chao Yang District, Beijing, the PRC, as soon as possible, but in no event later than five Business Days after satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Sections 9.01, 9.02 and 9.03 (other than conditions that by their nature are to be satisfied at the First Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the First Closing), or at such other time or place as Buyer and Beijing Origin may agree. At the First Closing:

                  (i)  Buyer shall deliver to Beijing Origin an aggregate of RMB200 million in cash pursuant to the VIE Subsidiary Purchase Agreements; and

                 (ii)  Beijing Origin shall deliver to Buyer each of the documents required to be delivered at the closing of the transactions contemplated by the VIE Subsidiary Purchase Agreements.

            (b)    Second Closing.     The closing (the "Second Closing") of the purchase and sale of the Zhengzhou Origin Shares hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 2201 China World Office 2, 1 Jian Guo Men Wai Avenue, Chao Yang District, Beijing, the PRC, as soon as possible, but in no event later than five Business Days after satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Sections 9.01, 9.04 and 9.05 (other than conditions that by their nature are to be satisfied at the Second Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Second Closing), or at such other time or place as Buyer and Beijing Origin may agree. At the Second Closing:

                  (i)  Buyer shall deliver to Beijing Origin an aggregate of RMB190 million in cash pursuant to the Zhengzhou Origin Purchase Agreement; and

                 (ii)  Beijing Origin shall deliver to Buyer each of the documents required to be delivered at the closing of the transactions contemplated by the Zhengzhou Origin Purchase Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BEIJING ORIGIN

            Beijing Origin represents and warrants to Buyer as of the date hereof that:

            Section 3.01.    Corporate Existence and Power.     Each of Beijing Origin and the VIE Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect. Each VIE Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

            Section 3.02.    Corporate Authorization.     (a) The execution, delivery and performance by Beijing Origin of this Agreement and the consummation of the transactions contemplated hereby are within Beijing Origin's corporate powers and, except for any required approval by Origin Agritech's shareholders, have been duly authorized by all necessary corporate action on the part of Beijing Origin. This

Agreement constitutes a valid and binding agreement of Beijing Origin (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors' rights generally and general principles of equity (the "Bankruptcy and Equity Exception")).

            (b)   At a meeting duly called and held, Origin Agritech's board of directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Origin Agritech and its shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 5.07(b), to recommend approval and adoption of this Agreement by its shareholders (such recommendation, the "Origin Board Recommendation").

            Section 3.03.    Governmental Authorization.     The execution, delivery and performance by Beijing Origin of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) those set forth in Schedule I with respect to the Restructuring, (ii) those expressly contemplated in the Purchase Agreements, and (iii) any such action or filing as to which the failure to make or obtain would not have a Material Adverse Effect.

            Section 3.04.    Noncontravention.     The execution, delivery and performance by Beijing Origin of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Beijing Origin or any VIE Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03 and receipt of the other consents or waivers expressly contemplated by this Agreement, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Beijing Origin or any VIE Subsidiary or to a loss of any benefit to which Beijing Origin or any VIE Subsidiary is entitled under any provision of any agreement or other instrument binding upon Beijing Origin or any VIE Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of any VIE Subsidiary, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a Material Adverse Effect.

            Section 3.05.    Capitalization.     (a) The registered capital of Changchun Origin is RMB 30,000,000; the registered capital of Denong is RMB 120,000,000; the registered capital of Linze Origin is RMB 100,000,000. The registered capital of each VIE Subsidiary has been fully paid up.

            (b)   There are no outstanding (i) shares of capital stock or voting securities of any VIE Subsidiary, (ii) securities of any VIE Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of such VIE Subsidiary or (iii) options or other rights to acquire from any VIE Subsidiary, or other obligation of any VIE Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such VIE Subsidiary (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the "VIE Subsidiary Securities"). There are no outstanding obligations of any VIE Subsidiary to repurchase, redeem or otherwise acquire any VIE Subsidiary Securities.

            Section 3.06.    Ownership of Shares.     Beijing Origin is the legal and beneficial owner of the Denong Shares and Linze Origin Shares and 99.83% of the equity interest in Changchun Origin, free and clear of any Lien. Upon formation of Zhengzhou Origin, Beijing Origin will be the legal and beneficial owner of the Zhengzhou Origin Shares. Beijing Origin will transfer and deliver to Buyer (i) at the First Closing, valid title to the Denong Shares, the Changchun Origin Shares and the Linze Origin Shares and (ii) at the Second Closing, valid title to the Zhengzhou Origin Shares, in each case, free and clear of any Lien.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

            Buyer represents and warrants to the other Parties hereto as of the date hereof, as of the First Closing Date and as of the Second Closing Date that:

            Section 4.01.    Corporate Existence and Power.     Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the PRC and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

            Section 4.02.    Corporate Authorization.     The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer (subject to the Bankruptcy and Equity Exception).

            Section 4.03.    Governmental Authorization.     The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority.

            Section 4.04.    Noncontravention.     The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer.

            Section 4.05.    Financing.     Buyer has, or will have prior to the First Closing and Second Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder. Buyer has provided Beijing Origin with copies of all commitment letters that Buyer has received with respect to the financing of the transactions contemplated hereby.

            Section 4.06.    Purchase for Investment.     Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

            Section 4.07.    Litigation.     There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

            Section 4.08.    Finders' Fees.     Except for Go & Company (HK) Limited whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

            Section 4.09.    Inspections; No Other Representations.     Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the VIE Subsidiaries and Zhengzhou Origin as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Beijing Origin has given Buyer complete and open access to the key employees, documents and facilities of Beijing Origin and the VIE Subsidiaries. Buyer will undertake prior to the First Closing and the Second Closing such further investigation and request such additional documents and information as it deems necessary. Buyer agrees to accept the Shares and the VIE Subsidiaries and Zhengzhou Origin in the condition they are in on the First Closing Date and the Second Closing Date, as applicable, based upon its own inspection, examination and determination with respect thereto as to all matters. Buyer is not relying (and Buyer has not relied) on any express or implied representations or warranties of any nature (including as to the accuracy or completeness of any information provided to Buyer) made by or on behalf of, or imputed to Beijing Origin, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Beijing Origin makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the VIE Subsidiaries and Zhengzhou Origin or the future business and operations of the VIE Subsidiaries and Zhengzhou Origin or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the VIE Subsidiaries and Zhengzhou Origin or their respective businesses or operations (including as to the accuracy and completeness of any such information), except as expressly set forth in this Agreement.

ARTICLE 5
COVENANTS OF ORIGIN ENTITIES

            Section 5.01.    Restructuring.     Beijing Origin shall use its reasonable best efforts to complete the Restructuring promptly in accordance with the terms and conditions set forth in Schedule I and shall use reasonable best efforts to ensure that, as soon as practicable after the date hereof, each of the actions set forth in Schedule I shall have been completed, in each case, in form and substance reasonably acceptable to Buyer.

            Section 5.02.    Changchun Origin Shares.     Beijing Origin shall use its reasonable best efforts to acquire, as soon as practicable after the date hereof, the 0.17% equity interest of Changchun Origin that are not owned by Beijing Origin as of the date hereof to achieve 100% ownership interest in Changchun Origin.

            Section 5.03.    Linze Branch Assets.     Beijing Origin shall use its reasonable best efforts to cause the transfer of the Linze Branch Assets to Linze Origin as soon as practicable after the date hereof.

            Section 5.04.    Conduct of the VIE Subsidiaries.     From the date hereof until the First Closing Date, Beijing Origin shall cause each VIE Subsidiary to conduct its businesses in the ordinary course consistent with past practice and to use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees except as required by Applicable Law or as consented to by Buyer (which consent will not be unreasonably withheld). Without limiting the generality of the foregoing, from the date hereof until the First Closing Date, Beijing Origin will not permit any VIE Subsidiary to:

            (a)   adopt or propose any change in its certificate of incorporation or bylaws;

            (b)   merge or consolidate with any other Person or acquire a material amount of assets from any other Person;

            (c)   sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments or (ii) otherwise in the ordinary course consistent with past practice; or

            (d)   agree or commit to do any of the foregoing.

            Section 5.05.    Access to Information.     (a) From the date hereof until the Second Closing Date (with respect to any time from immediately after the First Closing to the Second Closing Date, references to "VIE Subsidiaries" or "VIE Subsidiary" included in this Section shall be deemed to be replaced with "Zhengzhou Origin"), Beijing Origin will (i) give, and will cause the VIE Subsidiaries to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the VIE Subsidiaries and to the books and records of Beijing Origin relating to the VIE Subsidiaries, (ii) furnish, and will cause the VIE Subsidiaries to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the VIE Subsidiaries as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Beijing Origin or any VIE Subsidiary to cooperate with Buyer in its investigation of any VIE Subsidiary. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Beijing Origin or any VIE Subsidiary. Notwithstanding the foregoing, Buyer shall not have access to personnel records of the VIE Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Beijing Origin's good faith opinion is sensitive or the disclosure of which could subject any VIE Subsidiary to risk of liability.

            (b)   On and after the Second Closing Date, Beijing Origin will afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant's work papers), information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to any VIE

Subsidiary or Zhengzhou Origin; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Beijing Origin. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys' fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

            Section 5.06.    Origin Agritech Shareholder Meeting.     Origin Agritech shall cause a meeting of its shareholders (the "Origin Agritech Shareholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the transactions contemplated hereby.

            Section 5.07.    No Solicitation; Other Offers.     (a) Except as otherwise expressly provided in this Agreement, from and after the date of this Agreement until the Second Closing or, if earlier, the termination of this Agreement in accordance with its terms, neither Origin Agritech nor any of its subsidiaries shall, nor shall Origin Agritech or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors ("Representatives") to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Competing Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any material non-public information relating to Origin Agritech or any of its subsidiaries to, any Third Party relating to a Competing Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Buyer the Origin Board Recommendation (or recommend a Competing Proposal) (any of the foregoing in this clause (iii), an "Adverse Recommendation Change") or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Competing Proposal.

            (b)   Notwithstanding Section 5.07(a), at any time prior to the date that the Shareholder Approval is obtained:

                  (i)  Origin Agritech, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made after the date of this Agreement a bona fide Competing Proposal that the board of directors of Origin Agritech reasonably believes could be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives or financing sources non-public information relating to Origin Agritech or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Buyer) with such Third Party; provided that all such information (to the extent that such information has not been previously provided or made available to Buyer) is provided or made available to Buyer, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party;

                 (ii)  the board of directors of Origin Agritech may make an Adverse Recommendation Change; and

                (iii)  subject to compliance with the procedures set forth in Section 10.01(c)(i), Origin Agritech may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the board of directors of Origin Agritech determines in good faith, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with its fiduciary duties under Applicable Law.

            In addition, nothing contained herein shall prevent the board of directors of Origin Agritech from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to a Competing Proposal so long as any action taken or statement made to so comply is consistent with this Section 5.07; provided that any such action taken or statement made that relates to a Competing Proposal shall be deemed to be an Adverse Recommendation Change unless the board of directors of Origin Agritech reaffirms the Origin Board Recommendation in such statement or in connection with such action or (ii) issuing a "stop, look and listen" disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

            (c)   Origin Agritech shall notify Buyer promptly (but in no event later than two Business Days) after receipt by Origin Agritech (or any of its Representatives) of any Competing Proposal, including of the material terms and conditions thereof, and shall, at Buyer's request, use its reasonable best efforts to keep Buyer informed as to the status (including changes to the material terms) of such Competing Proposal. Origin Agritech shall also notify Buyer promptly (but in no event later than two Business Days) after receipt by Origin Agritech of any request for non-public information relating to Origin Agritech or any of its subsidiaries or for access to the business, properties, assets, books or records of Origin Agritech or any of its subsidiaries by any Third Party that may be considering making, or has made, an Competing Proposal.

            (d)   Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 5.07(b)(iii) may be effected, in each case until after the fifth Business Day following Buyer's receipt of written notice from Origin Agritech advising Buyer that the board of directors of Origin Agritech intends to make an Adverse Recommendation Change pursuant to clause (ii) of Section 5.07(b) (a "Notice of Adverse Recommendation Change") or terminate this Agreement pursuant to clause (iii) of Section 5.07(b) (a "Notice of Superior Proposal"); provided that, (i) such notice shall specify, in reasonable detail, the reasons therefor, including, if the basis of the proposed action by Origin Agritech's board of directors is (A) a Superior

Proposal, the material terms and conditions of any such Superior Proposal, the identity of the Third Party making any such Superior Proposal and a copy of the Superior Proposal and any proposed agreements and financing commitments relating thereto and (B) an Intervening Event, a reasonably detailed description of the Intervening Event, (ii) during such five Business Day period (the "Notice Period"), if requested by Buyer, Origin Agritech shall, and shall make available and direct its necessary Representatives to, discuss and negotiate in good faith with Buyer and Buyer's Representatives any proposed modifications to the terms and conditions of this Agreement; and (iii) following such Notice Period, (x) in the case of an Intervening Event, Origin Agritech's board of directors, after taking into account any modifications to the terms of this Agreement and/or the transactions contemplated hereby to which Buyer would agree, determines in good faith, after consultation with outside legal counsel, that failure to effect such Adverse Recommendation Change could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law or (y) in the case of a Superior Proposal, Origin Agritech's board of directors, after taking into account any revisions to the terms of this Agreement and/or the transactions contemplated hereby to which Buyer would agree, determines in good faith, after consultation with outside legal counsel and financial advisors, that such Competing Proposal continues to constitute a Superior Proposal. Any such purported termination to enter into a definitive agreement for a Superior Proposal shall not be effective unless and until Origin Agritech pays the Origin Termination Fee in full. Any material change to (1) the facts or circumstances relating to such Intervening Event or (2) the terms (including any change to the financial terms) or any other material amendment of such Superior Proposal shall require a new Notice of Adverse Recommendation Change or Notice of Superior Proposal, as applicable, and Origin Agritech shall be required to comply again with the requirements of this Section 5.07(d), except that the Notice Period in such case shall be two Business Days.

            (e)   For purposes of this Agreement, "Superior Proposal" means a bona fide, unsolicited Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) made by a Third Party on terms that the Board of Directors of Origin Agritech determines in good faith by a majority vote, after considering the advice of its financial and legal advisors, are more favorable to Origin Agritech and its shareholders than as provided hereunder (including any revisions to the terms of this Agreement and/or the transactions contemplated hereby committed to by Buyer to Origin Agritech in writing in response to such Competing Proposal under the provisions of Section 5.07(d)).

            (f)    Origin Agritech shall, and shall use its reasonable best efforts to cause its subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Competing Proposal.

ARTICLE 6
COVENANTS OF BUYER

            Section 6.01.    Deposit.     Within five Business Days after the execution and delivery of this Agreement, Buyer shall deliver to Beijing Origin an amount equal to RMB10 million in cash as deposit (the "Deposit").

            Section 6.02.    Assumption of Liabilities.     Except as provided in Section 7.06, Buyer agrees to assume, (i) effective at the time of the First Closing, the Linze Branch Liabilities, and (ii) effective at the time of the Second Closing, the Zhengzhou Branch Liabilities.

            Section 6.03.    Confidentiality.     Prior to the Second Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all confidential documents and information concerning any VIE Subsidiary furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Beijing Origin or its Affiliates; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its lenders or other Persons in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. Buyer shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Buyer and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Beijing Origin, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Beijing Origin or its Affiliates in connection with this Agreement that are subject to such confidence.

            Section 6.04.    Access; Seller Confidentiality.     Buyer will cause each VIE Subsidiary and Zhengzhou Origin, on and after the Second Closing Date, to afford promptly to Beijing Origin and its agents reasonable access to their properties, books, records, employees and auditors to the extent necessary to permit Beijing Origin to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Second Closing Date; provided that any such access by Beijing Origin shall not unreasonably interfere with the conduct of the business of Buyer. Beijing Origin will hold, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning any VIE Subsidiary and Zhengzhou Origin provided to it pursuant to this Section.

ARTICLE 7
COVENANTS OF BUYER AND SELLER

            Section 7.01.    Purchase Agreements.

            (a)   Concurrently with the execution of this Agreement, Beijing Origin, Buyer and the applicable VIE Subsidiaries shall have executed and delivered the VIE Subsidiary Purchase Agreements.

            (b)   Within three Business Days after the consummation of the Restructuring, Beijing Origin, Zhengzhou Origin and Buyer shall execute and deliver the Zhengzhou Origin Purchase Agreement.

            Section 7.02.    Reasonable Best Efforts; Further Assurances.     Subject to the terms and conditions of this Agreement, Buyer and Beijing Origin will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents contemplated under this Agreement and the Purchase Agreements and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents; provided that the Parties understand and agree that the reasonable best efforts of any Party hereto shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or its Affiliates' businesses, assets or properties.

            Section 7.03.    Certain Filings.     The Parties shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

            Section 7.04.    Public Announcements.     The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

            Section 7.05.    Intercompany Accounts.     All intercompany accounts between Beijing Origin or its Affiliates (other than the VIE Subsidiaries) on the one hand, and any VIE Subsidiary, on the other hand, as of the First Closing shall be settled (irrespective of the terms of payment of such intercompany accounts) in the manner provided in this Section. At least two Business Days prior to the First Closing, Beijing Origin shall prepare and deliver to Buyer a statement setting out in reasonable detail the calculation of all such intercompany account balances based upon the latest available financial information as of such date and, to the extent requested by Buyer, provide Buyer with supporting documentation to verify the underlying intercompany charges and transactions. All such intercompany account balances shall be paid in full in cash on or prior to the First Closing.

            Section 7.06.    Bank Loans.     Subject to the relevant counterparties' approval, Beijing Origin agrees to assume the Bank Loans as the borrower thereunder after the First Closing; provided that, if such novation shall fail to be achieved, any outstanding amount (including any interest) of the Bank Loans that is not assumed by Beijing Origin shall be deducted from the Purchase Price, and the VIE Subsidiaries shall remain liable for such amount (including any interest) of the Bank Loans; provided further that, in the case provided in the foregoing proviso, any guarantees provided by Beijing Origin and Mr. Han Gengchen in connection with the Bank Loans shall be terminated without liability of Beijing Origin and Mr. Han Gengchen.

            Section 7.07.    Notices of Certain Events.     Each of the Parties shall promptly notify the other Parties of:

            (a)   any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

            (b)   any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

            (c)   any actions, suits, claims, investigations or proceedings commenced relating to Beijing Origin, any VIE Subsidiary or Zhengzhou Origin that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such Party's representations and warranties contained herein or that relate to the consummation of the transactions contemplated by this Agreement;

            provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

            Section 7.08.    Trademarks; Trade Names.     As soon as practicably after the Second Closing, Buyer and Beijing Origin shall negotiate in good faith and enter into separate license agreements regarding the use of the trademarks and trade names owned by Beijing Origin.

ARTICLE 8
TAX MATTERS

            Section 8.01.    Transfer Taxes.     The Origin Entities agree to pay 100% of any transfer, documentary, sales, use, stamp, recording, value added, registration and other similar taxes and all conveyance fees, recording fees and other similar charges incurred in connection with the sale of the Shares to Buyer.

ARTICLE 9
CONDITIONS TO CLOSINGS

            Section 9.01.    Conditions to Obligations of Buyer and Seller.     The obligations of the Parties to consummate the First Closing or the Second Closing are subject to the satisfaction of the following conditions:

            (a)   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (each, an "Order") which is then in effect or is pending, proposed or threatened and has or would have the effect of making the transactions contemplated by this Agreement or any other Transaction Document illegal or otherwise prohibiting the consummation of such transactions.

            (b)   This Agreement and the transactions contemplated hereby shall have been duly approved by the shareholders of Origin Agritech at the Origin Agritech Shareholder Meeting (the "Shareholder Approval").

            Section 9.02.    First Closing Conditions to Obligations of Buyer.     The obligation of Buyer to consummate the First Closing is subject to the satisfaction of the following further conditions:

            (a)   (i) Each Origin Entity shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the First Closing Date, and (ii) the representations and warranties of each Origin Entity contained in this Agreement and in any certificate or other writing delivered by such Origin Entity pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the First Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the First Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

            (b)   The 0.17% equity interest of Changchun Origin that are not owned by Beijing Origin as of the date hereof shall have been acquired by Beijing Origin.

            (c)   The Linze Branch Assets shall have been transferred to Linze Origin.

            (d)   Each of the VIE Subsidiary Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Buyer) thereto.

            (e)   Each of the conditions to the obligation of Buyer to consummate the closing as set forth in the VIE Subsidiary Purchase Agreements shall have been satisfied or duly waived, in each case, pursuant to the terms and conditions of applicable Purchase Agreement.

            (f)    The closing of the transactions contemplated by the VIE Subsidiary Purchase Agreements shall have been consummated simultaneously at the First Closing pursuant to the terms and conditions thereto.

            (g)   Buyer shall have received all documents it may reasonably request relating to the existence of Beijing Origin and the VIE Subsidiaries and the authority of Beijing Origin for this Agreement, all in form and substance reasonably satisfactory to Buyer.

            Notwithstanding anything to the contrary in the VIE Subsidiary Purchase Agreements, no Party has any obligation to consummate the transactions contemplated thereunder unless all conditions specified in this Section 9.02 have been satisfied.

            Section 9.03.    First Closing Conditions to Obligations of Origin Entities.     The obligation of Origin Entities to consummate the First Closing is subject to the satisfaction of the following further conditions:

            (a)   (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the First Closing Date, and (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the First Closing Date, as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

            (b)   Each of the VIE Subsidiary Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Origin Entities) thereto.

            (c)   Beijing Origin shall have received a waiver from each of Leshan Agricultural Science Institute and Sichuan Neijiang Agricultural Science Institute (who hold 0.63% and 0.79% of the equity interest in Denong, respectively), waiving their right of first refusal to purchase the Denong Shares.

            (d)   Each of the conditions to the obligation of Beijing Origin to consummate the closing as set forth in the VIE Subsidiary Purchase Agreements shall have been satisfied or duly waived, in each case, pursuant to the terms and conditions of applicable Purchase Agreement.

            (e)   Beijing Origin shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Beijing Origin.

            Section 9.04.    Second Closing Conditions to Obligations of Buyer.     The obligation of Buyer to consummate the Second Closing is subject to the satisfaction of the following further conditions:

            (a)   (i) Each Origin Entity shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Second Closing Date, and (ii) the representations and warranties of each Origin Entity contained in this Agreement and in any certificate or other writing delivered by such Origin Entity pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Second Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Second Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

            (b)   The First Closing shall have been consummated pursuant to the terms of this Agreement.

            (c)   Buyer shall have received evidence reasonably satisfactory to it that the Restructuring shall have been consummated in accordance with the terms and conditions set forth in Schedule I, including without limitation, the documents set forth in Schedule I.

            (d)   The Zhengzhou Origin Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Buyer) thereto.

            (e)   Each of the conditions to the obligation of Buyer to consummate the closing as set forth in the Zhengzhou Origin Purchase Agreement shall have been satisfied or duly waived pursuant to the terms and conditions of the Zhengzhou Origin Purchase Agreement.

            Section 9.05.    Second Closing Conditions to Obligations of Origin Entities.     The obligation of Origin Entities to consummate the Second Closing is subject to the satisfaction of the following further conditions:

            (a)   (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Second Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by such Buyer pursuant hereto shall be true in all material respects at and as of the Second Closing Date as if made at and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

            (b)   The Zhengzhou Origin Purchase Agreements shall have been duly and validly executed and delivered by the parties (other than Origin Entities) thereto.

            (c)   Each of the conditions to the obligation of Beijing Origin to consummate the Zhengzhou Origin Purchase Closing as set forth in the Zhengzhou Origin Purchase Agreement shall have been satisfied or duly waived pursuant to the terms and conditions of the Zhengzhou Origin Purchase Agreement.

ARTICLE 10
TERMINATION

            Section 10.01.    Grounds for Termination.     This Agreement may be terminated at any time prior to the First Closing:

            (a)   by mutual written agreement of Beijing Origin and Buyer; or

            (b)   by either Beijing Origin or Buyer, if

                  (i)  the First Closing shall not have been consummated on or before the date falling nine months from the date of this Agreement (the "Long-Stop Date"); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable condition(s) being satisfied;

                 (ii)  any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or any final, non-appealable Order which is making the transactions contemplated by this Agreement or any other Transaction Documents illegal or otherwise prohibiting the consummation of such transactions;

                (iii)  Origin Agritech fails to obtain the Shareholder Approval at the Origin Agritech Shareholder Meeting; or

            (c)   by Beijing Origin, if

                  (i)  the board of directors of Origin Agritech authorizes Origin Agritech, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, Origin Agritech pays the Origin Termination Fee payable pursuant to Section 10.03(b);

                 (ii)  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Sections 9.03 or 9.05 not to be satisfied, and such condition is incapable of being satisfied by the Long-Stop Date or, if curable, is not cured by Buyer within 30 days of receipt by Buyer of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Origin Entities shall not be in material breach of its or their obligations under this Agreement; or

            (d)   by Buyer if

                  (i)  an Adverse Recommendation Change shall have occurred; or

                 (ii)  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Origin Entities set forth in this Agreement shall have occurred that would cause the condition set forth in Sections 9.02 or 9.04 not to be satisfied, and such condition is incapable of being satisfied by the Long-Stop Date or, if curable, is not cured by the Origin Entities within 30 days of receipt by the Origin Entities of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Buyer shall not be in material breach of its or their obligations under this Agreement.

The Party desiring to terminate this Agreement pursuant to Section 10.01(b), Section 10.01(c) or Section 10.01(d) shall give notice of such termination to the other Party.

            Section 10.02.    Effect of Termination.     If this Agreement is terminated in accordance with Sections 10.01(a) or (b), such termination shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, and Beijing Origin shall refund the Deposit to Buyer promptly after such termination; provided that if such termination shall result from the (i) willful failure of any Party to fulfill a condition to the performance of the obligations of the other Parties, (ii) failure of any Party to perform a covenant of this Agreement or (iii) breach by any Party of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all damages incurred or suffered by other Parties as a result of such failure or breach. The provisions of this Article 10, Sections 6.02, 11.03, 11.05 and 11.06 shall survive any termination hereof pursuant to Section 10.01.

            Section 10.03.    Termination Fee.     (a) If this Agreement is terminated by Beijing Origin pursuant to Section 10.01(c)(ii), Buyer shall pay to Beijing Origin the Buyer Termination Fee by forfeiting the Deposit and delivering to Beijing Origin in immediately available funds an amount equal to RMB5 million within three Business Days after such termination.

            (b)   If this Agreement is terminated (i) by Buyer pursuant to Section 10.01(d), (ii) by Beijing Origin pursuant to Section 10.01(c)(i), or (iii) (A) by Buyer or Beijing Origin pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, a Competing Proposal shall have been publicly announced or otherwise been communicated to the board of directors of Origin Agritech or its shareholders and (C) within 12 months following the date of such termination, a Competing Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to "25%" in the definition of Competing Proposal shall be deemed to be a reference to "50%"), then Beijing Origin shall refund the Deposit to Buyer and pay to Buyer in immediately available funds the Origin Termination Fee, (x) in the case of clause (i) above, within three Business Days after such termination, (y) in the case of clause (ii) above, simultaneously with or prior to such termination, and (z) in the case of clause (iii) above, on the same day as the occurrence of the applicable event described in clause (iii)(C) above.

ARTICLE 11
MISCELLANEOUS

            Section 11.01.    Notices.     All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission and electronic mail transmission) and shall be given, if to Buyer, to:

    Beijing Shihui Agricultural Development Co., Limited
    No.21, Zhongguancun Life Science Park Road,
    Changping District, Beijing, PRC
    Attention: Mr. Han Gengrui
    Facsimile No.: (86) 10-58907596
    E-mail: hangengrui@agehui.com

            with a copy to:

    Guantao Law Firm
    18/F, Tower B, Xinsheng Plaza,
    5 Finance Street, Xicheng District, Beijing, PRC

    Attention: Vivian Zhang
    Facsimile No.: (86) 10-66578016
    E-mail: vzhang@guantao.com

            if to any Origin Entity or VIE Subsidiary, to:

    Origin Agritech Limited
    No. 21 Sheng Ming Yuan Road,
    Changping District, Beijing 102206, China
    Attention: Dr. Han Gengchen
    Facsimile No.: (86) 10-58907588
    E-mail: ghan@originseed.com.cn

            with a copy to:

    Davis Polk & Wardwell LLP
    2201 China World Office 2
    1 Jian Guo Men Wai Avenue
    Chao Yang District, Beijing, PRC
    Attention: Howard Zhang
    Facsimile No.: (86) 10-85675102
    E-mail: howard.zhang@davispolk.com

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

            Section 11.02.    Amendments and Waivers.     (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

            (b)   No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

            Section 11.03.    Expenses.     Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

            Section 11.04.    Successors and Assigns.     The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto.

            Section 11.05.    Governing Law.     This Agreement shall be governed by and construed in accordance with the Law of the State of New York, without regard to any conflicts of law rules.

            Section 11.06.    Dispute Resolution.     Subject to the last sentence of this Section 11.06, any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre ("HKIAC") and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 11.06. The seat and place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an "Arbitrator"). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any Party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

            Section 11.07.    Counterparts; Effectiveness; Third Party Beneficiaries.     This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns.

            Section 11.08.    Entire Agreement.     This Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

            Section 11.09.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

            Section 11.10.    Specific Performance.    The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

[Signature page follows]

            IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Beijing Shihui Agricultural Development Co., Limited
By:	/S/ Han Gengrui
	Name:	Han Gengrui
	Title:	CEO

            IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Origin Agritech Limited
By:	/S/ David W. Bullock
	Name:	David W. Bullock
	Title:	Director

Annex B

Confidential	September 25, 2016
Origin Agritech Limited No. 21 Sheng Ming Yuan Road Changping District, Beijing 102206, China

Ladies and Gentlemen:

Origin Agritech Limited ("Origin Agritech" or the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to the special committee of independent directors (the "Special Committee") of the board of directors (the "Board of Directors") of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (the "Opinion") as of the date hereof as to the fairness, from a financial point of view, to Company of the Consideration (as defined below) to be received in the Proposed Transaction (as defined below).

Description of the Proposed Transaction

It is Duff & Phelps' understanding that, pursuant to the purchase agreement between Beijing Shihui Agriculture Development Company ("Shihui" or the "Buyer") and the Company, the latest draft of which was dated September 22, 2016 (the "Purchase Agreement"), the "Proposed Transaction" involves the sale by the Company of certain assets of Beijing Origin Seed Technology Inc. ("Beijing Origin") to the Buyer for consideration of RMB 400,000,000 in cash (the "Consideration"). The assets to be sold in the Proposed Transaction are the three subsidiaries under Beijing Origin (including Denong Zhengzhou Seed Inc. ("Denong"), Changchun Origin Seed Technology Development Limited ("Changchun Origin") and Linze Origin Seed Limited Company ("Linze Origin")), Beijing Origin headquarters building and all the operating assets within Zhengzhou Branch and Linze Branch (collectively, the "Target Company").

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

Duff & Phelps, LLC 311 South Wacker Drive Suite 4200 Chicago, IL 60606	T +1 312 697 4600 F +1 312 697 0112	www.duffandphelps.com

Special Committee of Independent Directors
Origin Agritech Limited

September 25, 2016

1.
Reviewed the following documents:

a.
The Company's annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission ("SEC") for the years ended September 30, 2013 through 2015 and the Company's unaudited financial statements for the nine months ended June 30, 2015 and June 30, 2016 included in the Company's Form 6-Ks filed with the SEC.

b.
The Target Company's financial statements for the years ended December 31, 2013 through 2015 and the Target Company's financial statements for the six months ended June 30, 2015 and June 30, 2016.

c.
Financial projections for the Target Company for the years ending December 31, 2016 through December 31, 2023, prepared by management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the "Management Projections");

d.
Other internal documents relating to the history, past and current operations, and probable future outlook of the Target Company provided to us by management of the Company;

e.
A letter dated September 20, 2016 from the management of the Company which made certain representations as to the historical financial information for the Target Company provided to Duff & Phelps by Company management and the Management Projections and the underlying assumptions for the Target Company (the "Management Representation Letter");

f.
Documents related to the Proposed Transaction, including the Purchase Agreement;

2.
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.
Discussed with management of the Company their plans and intentions with respect to the management and operation of the Target Company;

4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Special Committee of Independent Directors
Origin Agritech Limited

September 25, 2016

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company's and the Special Committee's consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information (or assume any responsibility or liability for independently verifying such information);

2.
Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

4.
Assumed that the information relating to the Company, the Target Company and the Proposed Transaction supplied by the Company to Duff & Phelps, and the representations made by Company management regarding the Target Company and the Proposed Transaction in the Management Representation Letter, are complete and accurate in all material respects, did not and does not omit to state a material fact in respect of the Target Company and the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5.
Assumed that the representations and warranties made by all parties in the Purchase Agreement and in the Management Representation Letter are true and correct and that each party to the Purchase Agreement will fully and timely perform all covenants, undertakings and obligations required to be performed by such party;

6.
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Purchase Agreement, conform in all material respects to the drafts reviewed;

7.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

Special Committee of Independent Directors
Origin Agritech Limited

September 25, 2016

8.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Purchase Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws;

9.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Target Company, the Company or the contemplated benefits expected to be derived in the Proposed Transaction; and

10.
Assumed that the terms of future licensing, royalty, and other agreements between the Target Company (or any of its subsidiaries) and the Company (or any of its subsidiaries) will be consistent with the Management Projections and underlying assumptions.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in this Opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the Target Company's or the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Target Company or the Company. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Target Company or the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Purchase Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

Special Committee of Independent Directors
Origin Agritech Limited

September 25, 2016

Duff & Phelps is not expressing any opinion as to the market price or value of the Company's equity or the Target Company's equity (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's or the Target Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation payable to or to be received by the Company's or the Target Company's officers, directors, or employees, or any class of such persons, relative to the Consideration in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration in the Proposed Transaction is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, Duff & Phelps Securities, LLC ("DPS"), Duff & Phelps Financial Consulting (Shanghai) Co. Ltd. ("DP Shanghai"), the Company, and the Special Committee dated June 22, 2016 and amended as of June 30, 2016 (the "Engagement Letter"). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Special Committee of Independent Directors
Origin Agritech Limited

September 25, 2016

Disclosure of Prior Relationships

DPS has acted as a financial advisor to the Special Committee (solely in its capacity as the Special Committee) providing such financial and market related advice and assistance as requested by the Special Committee in connection with the Proposed Transaction, and Duff & Phelps has acted as a financial advisor to the Special Committee (solely in its capacity as the Special Committee). Pursuant to the Engagement Letter, DP Shanghai will receive fees and expense reimbursement (subject to a cap) for such services provided by DPS and Duff & Phelps, and the Company has agreed to indemnify Duff & Phelps and DPS for certain liabilities. No portion of the fee to be received by DP Shanghai is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of the fee is payable upon execution of the Engagement Letter, a portion of the fee is payable upon DPS conducting the Market Check (as defined in the Engagement Letter), a portion of the fee is payable upon Duff & Phelps' providing the Preliminary Analysis (as defined in the Engagement Letter), and a portion of the fee is payable upon Duff & Phelps' rendering of its Opinion. Other than this engagement, Duff & Phelps and DPS were previously engaged by the Company in 2014 to serve as an independent financial advisor to the Board of Directors in connection with a potential going-private transaction. For this prior engagement, Duff & Phelps and DPS received certain fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be received by the Company in the Proposed Transaction is fair from a financial point of view to the Company.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

Annex C

Origin Agritech Limited	September 25, 2016
Fairness Analysis
Presented to the Special Committee of Independent Directors

The information contained herein is of a confidential nature and is intended for the use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC and its affiliates.

C-1

Duff & Phelps Disclaimer

•
The following pages contain material that is being provided by Duff & Phelps, LLC ("Duff & Phelps") to the special committee of independent directors (the "Special Committee") of the board of directors (the "Board of Directors") of Origin Agritech Limited ("Origin Agritech" or the "Company") in the context of a meeting held to consider a Proposed Transaction (as defined herein).

•
The accompanying material was, and any Opinion (as defined herein) will be, compiled on a confidential basis for the use and benefit of the Special Committee in connection with its evaluation of the Proposed Transaction and may not be distributed to any other party, publicly disclosed, or relied upon for any other purpose without the prior written consent of Duff & Phelps.

•
Because this material was prepared for use in the context of an oral presentation to the Special Committee, whose members are familiar with the business and affairs of the Company and the Target Company (as defined herein), neither the Company, nor the Target Company, nor Duff & Phelps, nor any of their respective legal or financial advisors or accountants, take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee.

•
These materials are not intended to represent an Opinion but rather to serve as discussion materials for the Special Committee and as a summary of the basis upon which Duff & Phelps may render an Opinion.

•
Any Opinion provided by Duff & Phelps would not: (i) address the merits of the underlying business decision of the Special Committee, the Board of Directors, the Company or any other party to the Proposed Transaction to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) constitute a recommendation to the Special Committee, the Board of Directors, the Company or any other person as to how such person should vote or as to any other specific action that should be taken in connection with the Proposed Transaction; or (iii) create any fiduciary duty on Duff & Phelps' part to any party.

•
The information utilized in preparing this presentation was obtained from the Company and from public sources. Any estimates and projections contained herein have been reviewed by the management of the Company and involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Duff & Phelps did not attempt to independently verify such information.

•
None of the selected comparable public companies or selected M&A transactions used in our analysis is directly comparable to the Company, the Target Company or the Proposed Transaction.

CONFIDENTIAL	C-2

1.
Introduction and Transaction Overview

2.
Valuation Analysis

Appendix

1.
Stock Price Chart of Origin Agritech Limited

2.
Assumptions, Qualifications, and Limiting Conditions

CONFIDENTIAL	C-3

Section 01	Introduction and Transaction Overview

Introduction and Transaction Overview

The Engagement

•
The Company and the Special Committee have engaged Duff & Phelps to serve as an independent financial advisor to the Special Committee (solely in its capacity as the Special Committee) to provide a preliminary valuation analysis (the "Preliminary Analysis") and the Opinion (as defined below) in connection with the Proposed Transaction (as defined below). This presentation represents the Opinion.

•
Upon request of the Special Committee, Duff & Phelps will provide an opinion (the "Opinion") as to the fairness, from a financial point of view, to the Company of the Consideration (as defined below) to be received in the Proposed Transaction (as defined below).

The Proposed Transaction

•
It is Duff & Phelps' understanding that, pursuant to the purchase agreement between Beijing Shihui Agriculture Development Company ("Shihui" or the "Buyer") and the Company, the latest draft of which was dated September 22, 2016 (the "Purchase Agreement"), the "Proposed Transaction" involves the sale by the Company of certain assets of Beijing Origin Seed Technology Inc. ("Beijing Origin") to the Buyer for consideration of RMB 400,000,000 in cash (the "Consideration"). The assets to be sold in the Proposed Transaction are the three subsidiaries under Beijing Origin (including Denong Zhengzhou Seed Inc. ("Denong"), Changchun Origin Seed Technology Development Limited ("Changchun Origin") and Linze Origin Seed Limited Company ("Linze Origin")), Beijing Origin headquarters building and all the operating assets within Zhengzhou Branch and Linze Branch (collectively, the "Target Company").

CONFIDENTIAL	C-5

Introduction and Transaction Overview

Scope of Analysis

Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its analysis included, but were not limited to, the items summarized below:

1.
Reviewed the following documents:

–
The Company's annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission ("SEC") for the years ended September 30, 2013 through 2015 and the Company's unaudited financial statements for the nine months ended June 30, 2015 and June 30, 2016 included in the Company's Form 6-Ks filed with the SEC.

–
The Target Company's financial statements for the years ended December 31, 2013 through 2015 and the Target Company's financial statements for the six months ended June 30, 2015 and June 30, 2016.

–
Financial projections for the Target Company for the years ending December 31, 2016 through December 31, 2023, prepared by management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the "Management Projections");

–
Other internal documents relating to the history, past and current operations, and probable future outlook of the Target Company provided to us by management of the Company;

–
A letter dated September 20, 2016 from the management of the Company which made certain representations as to the historical financial information for the Target Company provided to Duff & Phelps by Company management and the Management Projections and the underlying assumptions for the Target Company (the "Management Representation Letter");

–
Documents related to the Proposed Transaction, including the Purchase Agreement;

2.
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.
Discussed with management of the Company their plans and intentions with respect to the management and operation of the Target Company;

4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

CONFIDENTIAL	C-6

Introduction and Transaction Overview

Valuation Summary

Valuation Range Conclusions

(RMB in thousands)
		Low		High

Enterprise Value Range		¥361,100	-	¥433,200

Plus: Other Receivable (1)		3,394	-	3,394	Proposed Transaction

Concluded Value Range		¥364,494	-	¥436,594	¥400,000

Implied Valuation Multiples

EV / LTM EBITDA	¥53,092	6.8x	-	8.2x	7.5x
EV / 2016 EBITDA	¥33,367	10.8x	-	13.0x	11.9x
EV / 2017 EBITDA	¥40,112	9.0x	-	10.8x	9.9x
EV / 2018 EBITDA	¥68,727	5.3x	-	6.3x	5.8x
EV / LTM Revenue	¥368,830	0.98x	-	1.17x	1.08x

Note: Balance sheet data and LTM as of June 30, 2016. Financial performance metrics presented are adjusted to exclude non-recurring income (expenses).

(1)
Net of 10% withholding tax

CONFIDENTIAL	C-7

Section 02	Valuation Analysis

Valuation Analysis

Financial Performance

Historical and Projected Financial Performance

(RMB in thousands)
				YTD	YTD	LTM	Management Projections

	2013A	2014A	2015A	6/30/2015	6/30/2016	6/30/2016	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P

Net Revenue	¥489,834	¥466,717	¥402,408	¥128,630	¥95,053	¥368,830	¥355,911	¥372,352	¥408,879	¥425,065	¥458,480	¥495,158	¥519,916	¥535,477
Growth		(4.7%)	(13.8%)		(26.1%)		(11.6%)	4.6%	9.8%	4.0%	7.9%	8.0%	5.0%	3.0%
Gross Profit	¥177,224	¥178,811	¥153,562	¥46,902	¥32,052	¥138,712	¥110,810	¥122,477	¥160,166	¥171,282	¥187,694	¥204,823	¥214,669	¥220,858
Margin %	36.2%	38.3%	38.2%	36.5%	33.7%	37.6%	31.1%	32.9%	39.2%	40.3%	40.9%	41.4%	41.3%	41.2%
EBITDA (1)	¥84,353	¥87,563	¥75,345	¥16,507	–¥5,746	¥53,092	¥33,367	¥40,112	¥68,727	¥72,283	¥81,365	¥90,872	¥95,020	¥97,628
Margin %	17.2%	18.8%	18.7%	12.8%	(6.0%)	14.4%	9.4%	10.8%	16.8%	17.0%	17.7%	18.4%	18.3%	18.2%
Growth		3.8%	(14.0%)				(55.7%)	20.2%	71.3%	5.2%	12.6%	11.7%	4.6%	2.7%
Total Capital Expenditures	¥14,842	¥3,270	¥2,398	¥1,258	¥1,429	¥2,570	¥5,339	¥5,585	¥6,133	¥6,376	¥6,877	¥7,427	¥7,799	¥8,032
% of Net Revenue	3.0%	0.7%	0.6%	1.0%	1.5%	0.7%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Net Working Capital	¥260,044	¥347,164	¥322,806			¥321,907	¥287,075	¥263,014	¥252,964	¥256,310	¥272,343	¥291,179	¥306,290	¥315,787
% of Net Revenue	53.1%	74.4%	80.2%			87.3%	80.7%	70.6%	61.9%	60.3%	59.4%	58.8%	58.9%	59.0%

(1) EBITDA is pro forma for royalty expenses for the Target Company on a stand-alone basis.
Note: Financial performance metrics presented are adjusted to exclude non-recurring income (expenses).
Source: Company management

CONFIDENTIAL	C-9

Valuation Analysis

Discounted Cash Flow Analysis — Methodology and Key Assumptions

Discounted Cash Flow Methodology

•
Duff & Phelps performed a discounted cash flow analysis of the projected unlevered free cash flows.

•
Unlevered free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders.

•
Projected free cash flows are discounted to the present using a discount rate which reflects their relative risk.

•
The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Discounted Cash Flow Key Assumptions

•
Duff & Phelps utilized and relied upon the Management Projections for the years ending December 31, 2016-2023 as well as discussions with Company management, a review of the Target Company's historical performance and other factors to develop the DCF analysis.

•
Beyond the projection period, Duff & Phelps estimated the "terminal value" using a perpetuity formula.

•
Duff & Phelps discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 15.50% to 18.50%, derived from the Capital Asset Pricing Model.

•
The following is a summary of the Management Projections utilized in the discounted cash flow analysis:

–
Net revenue increases at a compound annual growth rate ("CAGR") of 3.6% from 2015 to 2023.

–
EBITDA increases at a CAGR of 3.3% from 2015 to 2023.

–
EBITDA margin averages 15.8% from 2016 to 2023.

–
Capital expenditures average 1.5% of revenue from 2016 to 2023.

CONFIDENTIAL	C-10

Valuation Analysis

DCF Analysis Summary

Discounted Cash Flow Analysis

(RMB in thousands)
			2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P

Net Revenue			¥355,911	¥372,352	¥408,879	¥425,065	¥458,480	¥495,158	¥519,916	¥535,477
Growth			(11.6% )	4.6%	9.8%	4.0%	7.9%	8.0%	5.0%	3.0%
EBITDA			33,367	40,112	68,727	72,283	81,365	90,872	95,020	97,628
Margin			9.4%	10.8%	16.8%	17.0%	17.7%	18.4%	18.3%	18.2%
Growth				20.2%	71.3%	5.2%	12.6%	11.7%	4.6%	2.7%

			Q3-Q4 2016

Earnings Before Interest and Taxes			¥35,617	¥32,033	¥60,823	¥64,503	¥73,683	¥83,246	¥87,408	¥90,003
Pro-Forma Taxes (15.0%)			(3,762)	(4,805)	(9,123)	(9,675)	(11,052)	(12,487)	(13,111)	(13,500)

Net Operating Profit After Tax			31,854	27,228	51,700	54,828	62,630	70,759	74,297	76,502
Depreciation			3,000	7,246	7,130	7,060	7,012	7,003	7,033	7,086
Amortization			496	833	774	720	670	623	579	539
Capital Expenditures			(5,339)	(5,585)	(6,133)	(6,376)	(6,877)	(7,427)	(7,799)	(8,032)
(Increase) / Decrease in Working Capital			34,832	24,061	10,050	(3,346)	(16,034)	(18,836)	(15,111)	(9,498)

Free Cash Flow (1)			¥64,843	¥53,783	¥63,521	¥52,886	¥47,402	¥52,122	¥58,999	¥66,597
Enterprise Value Range		Low	High

Terminal Growth Rate		3.00%	3.00%
Weighted Average Cost of Capital		18.50%	15.50%

Enterprise Value Range		¥361,100	¥433,200

Implied Valuation Multiples

EV / LTM EBITDA	¥53,092	6.8x	8.2x		(1) Prior to application of 10% dividend withholding tax calculated
EV / 2016 EBITDA	¥33,367	10.8x	13.0x		based on levered cash flows and discounted separately at the
EV / 2017 EBITDA	¥40,112	9.0x	10.8x		cost of equity derived in the WACC calculation.
EV / 2018 EBITDA	¥68,727	5.3x	6.3x
					Note: Balance sheet data and LTM as of June 30, 2016.
EV / LTM Revenue	¥368,830	0.98x	1.17x		Financial performance metrics presented are adjusted to exclude
					non-recurring income (expenses).

CONFIDENTIAL	C-11

Valuation Analysis

Selected Public Companies / M&A Transactions Analysis Methodology

Selected Public Companies Analysis

•
Duff & Phelps selected fifteen publicly traded companies that it deemed relevant to its analysis.

•
Duff & Phelps analyzed the financial performance of each of the publicly traded companies. Duff & Phelps then analyzed the selected public companies' trading multiples of enterprise value to LTM and projected revenue, EBITDA, and EBIT.

•
Due to the limited comparability of the selected public companies' financial metrics relative to those of the Target Company, and the lack of projected financial metrics for the China based companies, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Target Company implied by the valuation range determined from the DCF analysis in the context of the Target Company's relative size, forecasted growth in revenue and profits, profit margins, capital requirements and other characteristics that we deemed relevant.

Selected M&A Transactions Analysis

•
Duff & Phelps selected precedent transactions involving target companies that were deemed relevant to its analysis. Duff & Phelps computed the LTM revenue and EBITDA for each of the target companies (where publicly disclosed). Duff & Phelps then calculated the implied enterprise value to revenue and enterprise value to EBITDA multiples for each transaction.

•
Due to the limited comparability of the target companies in the selected M&A transactions relative to the Target Company, Duff & Phelps did not select valuation multiples for the Target Company based on the Selected M&A Transactions Analysis.

None of the companies utilized for comparative purposes in the following analysis are directly comparable to the Target Company, and none of the transactions utilized for comparative purposes in the following analysis are directly comparable to the Proposed Transaction. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Target Company and the Proposed Transaction cannot rely solely upon a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Target Company. Therefore, the Selected Public Companies / Selected M&A Transactions Analysis is subject to certain limitations.

CONFIDENTIAL	C-12

Valuation Analysis

Selected Public Companies Analysis — Financial Metrics

Selected Public Companies Analysis

($ in millions, except per share data)
COMPANY INFORMATION			REVENUE GROWTH					EBITDA GROWTH					EBITDA MARGIN

Company Name	HQ	Exchange	3-YR CAGR	LTM	2016	2017	2018	3-YR CAGR	LTM	2016	2017	2018	3-YR AVG	LTM	2016	2017	2018

Foreign-listed China Companies
Sino Grandness Food Industry Group Limited	China	SGX	26.6%	20.3%	NA	NA	NA	21.3%	–4.0%	NA	NA	NA	24.9%	20.9%	NA	NA	NA
Agria Corporation	Hong Kong	NYSE	–4.9	–14.5	NA	NA	NA	5.7	–27.3	NA	NA	NA	4.7	4.3	NA	NA	NA
China Green (Holdings) Limited	Hong Kong	SEHK	–42.9	–21.9	NA	NA	NA	NM	NM	NA	NA	NA	–39.2	NM	NA	NA	NA
China Minzhong Food Corporation Limited	China	SGX	–17.5	–7.5	NA	NA	NA	–26.7	–19.3	NA	NA	NA	23.9	21.6	NA	NA	NA
Yamada Green Resources Limited	China	SGX	–13.6	–34.8	NA	NA	NA	–31.3	–57.6	NA	NA	NA	46.4	31.3	NA	NA	NA

Group Median			–13.6%	–14.5%	NA	NA	NA	–10.5%	–23.3%	NA	NA	NA	23.9%	21.3%	NA	NA	NA
Global Companies
E. I. du Pont de Nemours and Company	United States	NYSE	–10.5%	–7.5%	–11.5%	3.9%	5.1%	–12.9%	–3.9%	16.9%	8.2%	8.1%	16.5%	17.5%	21.6%	22.5%	23.1
Monsanto Company	United States	NYSE	3.6	–13.0	–4.2	1.9	3.8	7.1	–22.8	–6.2	–1.5	15.6	30.1	27.3	29.7	28.7	32.0
Syngenta AG	Switzerland	SWX	–1.9	–9.7	–3.9	5.9	5.2	–5.0	–9.9	–3.9	10.7	8.6	19.7	19.5	20.4	21.3	22.0
Vilmorin & Cie, SA	France	ENXTPA	–1.7	2.4	–0.6	3.7	4.9	–8.9	–68.7	271.1	5.6	4.0	12.0	5.2	19.4	19.8	19.6
KWS Saat SE	Germany	DB	0.0	6.9	8.2	5.8	6.5	0.5	–0.2	7.3	9.0	NM	16.8	15.3	15.7	16.2	16.8
Advanta Limited	India	BSE	–0.3	5.7	NA	NA	NA	3.5	–3.9	NA	NA	NA	17.3	17.2	NA	NA	NA
Sakata Seed Corp.	Japan	TSE	5.3	3.6	–0.3	2.6	NA	31.4	37.5	5.4	6.6	NA	12.5	15.6	15.3	15.9	NA
PT Bisi International Tbk	Indonesia	JKSE	18.4	22.8	15.7	17.3	NA	22.3	15.5	23.6	17.6	NA	20.8	24.4	25.2	25.2	NA
Kaveri Seed Company Limited	India	BSE	7.8	–23.1	9.8	20.6	17.9	8.0	–43.8	23.5	14.4	30.7	22.8	19.7	24.0	22.8	25.2
International Company for Agricultural Crops	Egypt	CASE	–4.2	–0.8	NA	NA	NA	–1.2	–28.1	NA	NA	NA	2.8	2.3	NA	NA	NA

Group Median			–0.1%	0.8%	–0.5%	4.8%	5.2%	2.0%	–6.9%	12.1%	8.6%	8.6%	17.1%	17.4%	21.0%	21.9%	21.0%

Aggregate Mean			–2.4%	–4.7%	1.7%	7.7%	7.2%	1.0%	–16.9%	42.2%	8.8%	13.4%	15.5%	17.3%	21.4%	21.5%	23.1%
Aggregate Median			–1.7%	–7.5%	–0.5%	4.8%	5.2%	2.0%	–14.6%	12.1%	8.6%	8.6%	17.3%	18.5%	21.0%	21.9%	22.6%

Target Company (Management Projections)(1)			NA	NA	–11.6%	4.6%	9.8%	NA	NA	–55.7%	20.2%	71.3%	18.2%	14.4%	9.4%	10.8%	16.8%

(1) The Target Company's financial performance metrics presented are adjusted to exclude non-recurring income (expenses)
LTM = Latest Twelve Months
CAGR = Compounded Annual Growth Rate
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Source: Bloomberg, Capital IQ, SEC filings

CONFIDENTIAL	C-13

Valuation Analysis

Selected Public Companies Analysis — Valuation Multiples

Selected Public Companies Analysis

($ in millions, except per share data)
COMPANY INFORMATION			MARKET DATA			ENTERPRISE VALUE AS MULTIPLE OF

Company Name	HQ	Exchange	Stock Price on 8/29/16	% of 52- Wk High	Enterprise Value	LTM EBITDA		2016 EBITDA		2017 EBITDA		2018 EBITDA		LTM EBIT		2016 EBIT		2017 EBIT		2018 EBIT		LTM Revenue		2016 Revenue		2017 Revenue		2018 Revenue

Foreign-listed China Companies
Sino Grandness Food Industry Group Limited	China	SGX	$0.38	67.1%	$336	2.9	x	NA		NA		NA		3.2	x	NA		NA		NA		0.61	x	NA		NA		NA
Agria Corporation	Hong Kong	NYSE	0.84	52.2	291	8.4		NA		NA		NA		10.4		NA		NA		NA		0.36		NA		NA		NA
China Green (Holdings) Limited	Hong Kong	SEHK	0.03	27.3	105	NM		NA		NA		NA		NM		NA		NA		NA		1.72		NA		NA		NA
China Minzhong Food Corporation Limited	China	SGX	0.71	94.6	72	1.2		NA		NA		NA		2.3		NA		NA		NA		0.26		NA		NA		NA
Yamada Green Resources Limited	China	SGX	0.24	60.0	29	1.9		NA		NA		NA		5.8		NA		NA		NA		0.58		NA		NA		NA

Group Median				60.0%	$105	2.4	x	NA		NA		NA		4.5	x	NA		NA		NA		0.58	x	NA		NA		NA
Global Companies
E. I. du Pont de Nemours and Company	United States	NYSE	$70.45	94.5%	$66,886	15.5	x	13.9	x	12.9	x	11.9	x	22.1	x	18.6	x	16.1	x	15.0	x	2.71	x	3.01	x	2.90	x	2.75
Monsanto Company	United States	NYSE	107.54	95.6	56,704	15.6		13.9		14.1		12.2		19.4		17.6		16.8		14.6		4.27		4.12		4.04		3.90
Syngenta AG	Switzerland	SWX	433.53	100.0	42,705	17.0		16.2		14.7		13.5		21.4		20.4		18.5		16.8		3.32		3.31		3.13		2.97
Vilmorin & Cie, SA	France	ENXTPA	68.68	87.0	2,591	NM		9.3		8.8		8.4		23.2		22.1		21.4		19.0		1.79		1.80		1.73		1.65
KWS Saat SE	Germany	DB	312.29	89.6	2,090	11.8		10.9		10.0		9.0		16.8		16.1		14.6		13.2		1.80		1.71		1.62		1.52
Advanta Limited	India	BSE	9.58	99.2	1,319	NM		NA		NA		NA		NM		NA		NA		NA		NM		NA		NA		NA
Sakata Seed Corp.	Japan	TSE	21.89	71.4	721	8.1		8.3		7.8		NA		10.1	x	NA		NA		NA		1.25		1.27		1.24		NA
PT Bisi International Tbk	Indonesia	JKSE	0.13	95.6	376	12.9		11.9		10.1		NA		13.8		12.4		10.5		NA		3.16		3.00		2.56		NA
Kaveri Seed Company Limited	India	BSE	5.56	70.0	310	11.9		8.9		7.8		5.9		12.9		9.9		8.6		6.6		2.34		2.13		1.77		1.50
International Company for Agricultural Crops	Egypt	CASE	0.18	68.8	29	26.3		NA		NA		NA		32.1	x	NA		NA		NA		0.60		NA		NA		NA

Group Median				92.0%	$1,705	14.2	x	11.4	x	10.1	x	10.5	x	19.4	x	17.6	x	16.1	x	14.8	x	2.34	x	2.57	x	2.16	x	2.20	x

Aggregate Mean				78.2%	$11,638	11.1	x	11.7	x	10.8	x	10.2	x	14.9	x	16.7	x	15.2	x	14.2	x	1.77	x	2.54	x	2.37	x	2.38	x
Aggregate Median				87.0%	$376	11.8	x	11.4	x	10.1	x	10.5	x	13.8	x	17.6	x	16.1	x	14.8	x	1.75	x	2.57	x	2.16	x	2.20	x

LTM = Latest Twelve Months
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) – (Cash & Equivalents) – (Net Non-Operating Assets)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Source: Bloomberg, Capital IQ, SEC filings

CONFIDENTIAL	C-14

Valuation Analysis

Selected M&A Transactions Analysis

Selected M&A Transactions Analysis

($ in millions)
Announced Date	Status	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / EBITDA	EV / Revenue

8/1/2016	Pending	YaSheng Group	Produces and markets farming products, chemical products, textiles, construction materials and livestock and poultry in China.	Leveraged Buyout Corporation	$1,724.8	$1,013.2	$152.5	15.1%	11.3x	1.70x

6/24/2016	Pending	PT Global Kalimantan Makmur	Owns and operates oil palm plantations.	PT Galanggang Maju Bersama	$116.1	$25.7	NA	NA	NA	4.52x

4/30/2015	Closed	Spearhead International Ltd	Produces and delivers agricultural products.	Paine & Partners	$339.6	$288.4	$51.0	17.7%	6.7x	1.18x

2/23/2015	Closed	Yukiguni Maitake Co., Ltd.	Manufactures and sells mushrooms and processed food in Japan.	Bain Capital, LP	$275.4	$232.1	$34.3	14.8%	8.0x	1.19x

12/1/2014	Closed	Orange-Co, LP	Produces and markets citrus fruits in Florida.	Alico Inc.	$257.2	$71.9	$29.9	41.5%	8.6x	3.58x

10/9/2014	Closed	New Britain Palm Oil Limited	Produces and sells palm oil and palm based products.	Sime Darby Plantation Sdn Bhd	$1,978.3	$602.9	$175.0	29.0%	11.3x	3.28x

9/2/2014	Closed	Les Ets Momont	Produces and markets seed grains of straw, colza, and crop seeds.	KWS Saat SE	$78.8	$27.2	NA	NA	NA	2.89x

8/29/2014	Closed	Asian Plantations Limited	Be engaged in the acquisition and development of palm oil plantation land in Sarawak, Malaysia.	Felda Global Ventures Holdings Berhad	$324.7	$41.7	NA	NA	NA	7.79x

7/25/2014	Closed	Nong Woo Bio Co. Ltd.	Researches, develops, produces, breeds, markets, sells, and supplies vegetable seeds in South Korea and internationally.	NongHyup Agribusiness Group Inc.	$507.4	$87.5	$17.8	20.4%	28.4x	5.80x

4/2/2014	Closed	Noble Agri Limited	Sources, warehouses, processes, distributes, and markets agricultural commodities.	COFCO (Hong Kong) Limited	$2,941.2	$14,900.0	NA	NA	NA	0.20x

10/17/2013	Closed	Alico Inc.	Operates as an agribusiness and land management company in the United States.	Arlon Group LLC	$281.6	$101.7	$21.6	21.3%	13.0x	2.77x

10/2/2013	Closed	Unico-Desa Plantations Berhad	Processes and markets palm oil products in Malaysia.	IOI Corp.Bhd	$321.7	$49.6	$11.5	23.1%	28.1x	6.48x

9/2/2013	Closed	China Minzhong Food Corporation Limited	Cultivates, produces, and sells processed vegetables, fruits, and vegetable beverages.	PT Indofood Sukses Makmur Tbk	$484.8	$536.6	$152.1	28.4%	3.2x	0.90x

8/26/2013	Closed	Century-light Industry Co. Ltd.	Engages in the manufacture and sale of corn-based biochemical products and animal feed additives products.	Unknown	$2.1	$23.1	NA	NA	NA	0.09x

8/5/2013	Closed	Joe White Maltings Pty. Ltd.	Supplies malt and related products to the food and beverage industry in Australia and overseas	Cargill Australia Limited	$373.9	$240.4	NA	NA	NA	1.56x

6/28/2013	Closed	Bengerang Limited	Owns and operates agricultural land and water assets and produces cotton, wheat, and chickpeas	Australian Food & Fibre Ltd.	$1.8	$70.4	$0.7	1.0%	2.6x	0.02x

5/21/2013	Closed	3 Companies In China And Hong Kong	Combined operations of Shandong Xiwang Sugar Industry Co., Ltd., Winning China Limited, and Xiwang Sugar (Beijing) Co., Ltd.	Xiwang Investment Company Limited	$341.4	$676.7	NA	NA	NA	0.50x

3/28/2013	Closed	Continental Farmers Group PLC	Engages in the cultivation and distribution of arable crops.	Almarai; Saudi Agricultural & Livestock; Saudi Grains and Fodder Holding Co.	$119.2	$39.4	$8.7	22.1%	13.7x	3.03x

3/14/2013	Closed	Seed Genetics International Pty Ltd	Engaged in plant research, breeding, production, and marketing of seed products	S&W Seed Company	$17.2	$18.3	NA	NA	NA	0.94x

1/23/2013	Closed	Atlântica Sementes S.A.	Produces and sells sorghum and sunflower seeds.	Nufarm Limited	$24.6	$12.6	NA	NA	NA	1.96x

					Mean				12.3x	2.52x
					Median				11.3x	1.83x

Source: Capital IQ, company filings, press releases

CONFIDENTIAL	C-15

Valuation Analysis

Selected Public Companies / M&A Transactions Analysis — Implied Multiples Summary

Implied Valuation Multiples Summary

(RMB in thousands)
Metric	Public Company Range			Public Company Median	Transaction Median	Target Company Performance	Implied Valuation Multiples

							DCF Enterprise Value
							¥361,100	-	¥433,200

EV / LTM EBITDA	1.2x	-	26.3x	11.8x	11.3x	¥53,092	6.8x	-	8.2x
EV / 2018 EBITDA	5.9x	-	13.5x	10.5x	NA	¥68,727	5.3x	-	6.3x

EV / LTM EBIT	2.3x	-	32.1x	13.8x	NA	¥43,008	8.4x	-	10.1x
EV / 2018 EBIT	6.6x	-	19.0x	14.8x	NA	¥60,823	5.9x	-	7.1x

EV / LTM Revenue	0.26x	-	4.27x	1.75x	1.83x	¥368,830	0.98x	-	1.17x
EV / 2018 Revenue	1.50x	-	3.90x	2.20x	NA	¥408,879	0.88x	-	1.06x

Note: LTM as of June 30, 2016. Financial performance metrics presented are adjusted to exclude public company costs and non-recurring income (expenses).

CONFIDENTIAL	C-16

Appendix 01	Stock Price Chart of Origin Agritech Limited

Stock Price Chart of Origin Agritech Limited

Origin Agritech Limited - Trading History

September 22, 2015 to September 22, 2016

Source: Capital IQ

CONFIDENTIAL	C-18

Appendix 02	Assumptions, Qualifications, and Limiting Conditions

Assumptions, Qualifications, and Limiting Conditions

Assumptions and Reliance — Duff & Phelps, with the Company's and the Special Committee's consent:

•
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information (or assume any responsibility or liability for independently verifying such information);

•
Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

•
Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

•
Assumed that the information relating to the Company, the Target Company and the Proposed Transaction supplied by the Company to Duff & Phelps, and the representations made by Company management regarding the Target Company and the Proposed Transaction in the Management Representation Letter, are complete and accurate in all material respects, did not and does not omit to state a material fact in respect of the Target Company and the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

•
Assumed that the representations and warranties made by all parties in the [Purchase Agreement] and in the Management Representation Letter are true and correct and that each party to the Purchase Agreement will fully and timely perform all covenants, undertakings and obligations required to be performed by such party;

•
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the [Purchase Agreement], conform in all material respects to the drafts reviewed;

•
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

CONFIDENTIAL	C-20

Assumptions, Qualifications, and Limiting Conditions

•
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the [Purchase Agreement] without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws;

•
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Target Company, the Company or the contemplated benefits expected to be derived in the Proposed Transaction; and

•
Assumed that the terms of future licensing, royalty, and other agreements between the Target Company (or any of its subsidiaries) and the Company (or any of its subsidiaries) will be consistent with the Management Projections and underlying assumptions.

To the extent that any of the foregoing assumptions or any of the facts on which the Preliminary Analysis and the Opinion are based prove to be untrue in any material respect, the Preliminary Analysis and the Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of the Preliminary Analysis and the Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in the Opinion, including as to the reasonableness of such assumptions.

Qualifications — The Preliminary Analysis and the Opinion are be qualified by the following:

•
Duff & Phelps has prepared the Preliminary Analysis effective as of the date hereof, and the Opinion, if issued will be effective as of the date thereof. The Preliminary Analysis and the Opinion are necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of their respective effective dates, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting the Preliminary Analysis or the Opinion which may come or be brought to the attention of Duff & Phelps after the effective dates of such materials or (ii) update, revise or reaffirm the Preliminary Analysis or the Opinion after such dates.

•
Duff & Phelps did not evaluate the Target Company's or the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Target Company or the Company.

•
Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Target Company or the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, reasonably be negotiated among the parties to the [Purchase Agreement] and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

CONFIDENTIAL	C-21

Assumptions, Qualifications, and Limiting Conditions

•
Duff & Phelps is not expressing any opinion as to the market price or value of the Company's equity or the Target Company's equity (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). Neither the Preliminary Analysis nor the Opinion should be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's or the Target Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

•
In rendering the Preliminary Analysis and the Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation payable to or to be received by the Company's or the Target Company's officers, directors, or employees, or any class of such persons, relative to the Consideration in the Proposed Transaction, or with respect to the fairness of any such compensation.

Limiting Conditions — The Preliminary Analysis and the Opinion are strictly limited:

•
The Preliminary Analysis and the Opinion are furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' written consent.

•
The Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration in the Proposed Transaction is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based.

•
The Preliminary Analysis and the Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

•
The Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with the Preliminary Analysis and the Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, Duff & Phelps Securities, LLC ("DPS"), Duff & Phelps Financial Consulting (Shanghai) Co. Ltd. ("DP Shanghai"), the Company, and the Special Committee dated June 22, 2016 and amended as of June 30, 2016 (the "Engagement Letter").

•
The Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

CONFIDENTIAL	C-22

 ANNEX D: BRITISH VIRGIN ISLANDS BUSINESS COMPANIES ACT, 2004, AS AMENDED – SECTION 179

179.

(1)
.    A member of a company is entitled to payment of the fair value of his or her shares upon dissenting from

(a)
a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b)
a consolidation, if the company is a constituent company;

(c)
any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i)
.    a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii)
.   a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii)
.  a transfer pursuant to the power described in section 28(2);

(d)
a redemption of his or her shares by the company pursuant to section 176; and

(e)
an arrangement, if permitted by the Court.

(2)
.    A member who desires to exercise his or her entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorized by written consent of members without a meeting.

(3)
.    An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4)
.    Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5)
.    A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his or her decision to elect to dissent, stating

(a)
his or her name and address;

(b)
the number and classes of shares in respect of which he or she dissents; and

  (c)
  a demand for payment of the fair value of his or her shares;

and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his or her decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him or her in accordance with section 172.

(6)
.    A member who dissents shall do so in respect of all shares that he or she holds in the company.

(7)
.    Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.

(8)
.    Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.

(9)
.    If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a)
the company and the dissenting member shall each designate an appraiser;

(b)
the two designated appraisers together shall designate an appraiser;

(c)
the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorizing the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d)
the company shall pay to the member the amount in money upon the surrender by him or her of the certificates representing his or her shares.

(10)
.  Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11)
.  The enforcement by a member of his or her entitlement under this section excludes the enforcement by the member of a right to which he or she might otherwise be entitled by virtue of his or her holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12)
.  Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

 FORM OF PROXY CARD

ORIGIN AGRITECH LIMITED
FOR USE AT EXTRAORDINARY GENERAL MEETING ("EGM")
TO BE HELD ON APRIL 13, 2017 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

              The undersigned shareholder of ORIGIN AGRITECH LIMITED, a British Virgin Islands business company (the "Company"), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders ("Meeting") and proxy statement, each dated February 15, 2017, and hereby appoints the chairman of the Meeting or                                                    * as proxy with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on April 13, 2017, at 11:00 A.M., United States Central Time, at The Financial Center, 666 Walnut Street, Suite #1554, Des Moines, IA 50309, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the notice of extraordinary general meeting of shareholders and in the proxy statement furnished herewith.

              This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

              PROPOSAL NO. 1: THAT the Master Agreement and the transactions contemplated thereunder, including the sale of the Business, and the other transactions contemplated by the Master Agreement, be and are hereby approved.

☐	FOR	☐	AGAINST	☐	ABSTAIN

              PROPOSAL NO. 2: THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions approving the Master Agreement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

              PROPOSAL NO. 3: THAT, the shareholders ratify the selection by the Audit Committee of the Board of Directors of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Note:

*If no name is inserted, a shareholder is deemed to have nominated the chairman of the extraordinary general meeting as proxy. If any proxy other than the chairman of the extraordinary general meeting is preferred, please strike out the words "the chairman of the extraordinary general meeting or" and insert the name of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the Meeting in person to represent you.

DATED: , 2017
SHAREHOLDER NAME:

Signature

Signature

              This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly (and in any event before the time of the Meeting) in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this
proxy card back as soon as possible (and in any event before the time of the Meeting)!